




2024 Proxy Statement






Vision

As the world demands reliable, low-cost, low-carbon energy, Williams will be there with the best transport, storage and delivery solutions. We make clean energy happen by being the best-in-class operator of the critical infrastructure that supports a clean energy future.

Mission

Williams is committed to being the leader in providing infrastructure that safely delivers natural gas products to reliably fuel the clean energy economy.

At Williams, We Are



Authentic



Safety Driven



Reliable Performers



Responsible Stewards



MARCH 20, 2024

Dear Fellow Williams Stockholder,



We are extremely proud of the company's exceptional track record of safely, reliably and responsibly delivering natural gas, which has become an essential element in keeping America's economy strong, our lights on and our homes warm. Every day, our growing, large-scale pipeline network moves a third of the nation's natural gas to where it's needed most as we continue to develop infrastructure to keep up with the fast-growing demand for low-carbon and affordable energy solutions.

Our natural gas-focused strategy delivered excellent financial results in 2023 with contracted transmission capacity, gathering volumes and Adjusted EBITDA surpassing previous highs, once again demonstrating our ability to grow despite low natural gas prices. We maintained a strong balance sheet and returned $2.179 billion (without buybacks) in attractive dividends to shareholders while also executing on $130 million of opportunistic share buybacks within our repurchase program. Our latest increase in the dividend and expected five-year compounded annual growth rate of 6% places Williams at the top quartile within the S&P 500 – and worth noting that 2024 marks the 50th consecutive year of dividend payments.

Our continued strong financial performance speaks for itself, but we are even more excited about the future as we invest in high-return growth opportunities to serve America's growing demand for clean energy, while doubling down on our responsibilities as an energy industry leader. Most notably, we:

- Reported GAAP EPS growth of 60% in 2023 versus 2022 and delivered Adjusted EPS CAGR of 19% over the past five years, all while maintaining our strong credit metrics.
- Reached record gathering volumes and record gas transmission capacity, which grew 6% and 32% respectively.

- Advanced 10 FERC-regulated expansion projects through the permitting process and won contracts for the largest economic expansion ever on Transco, already the nation's largest gas transmission network.
- Integrated MountainWest Pipeline, adding approximately 8 billion cubic feet per day of transmission capacity, as well as storage, to our portfolio and enhancing access to the Rockies and West Coast markets.
- Acquired a strategically located natural gas storage portfolio on the Gulf Coast with 115 billion cubic feet of capacity and direct access to growing natural gas and LNG markets.
- Completed two strategic transactions that dramatically grew our position in the DJ Basin, consistent with the company's strategy of maintaining a top position in its areas of operation.
- Recognized by S&P Global, Sustainalytics, MSCI and Dow Jones Sustainability Index for our commitment to transparency, strong governance and environmental performance; achieved an upgraded 'A-' score on the 2023 CDP Climate Change Questionnaire, exceeding the sector and regional averages of a 'C'.

While proud of what we have accomplished, we know we have more to do as a midstream leader. Mark our words, we are committed to continually improving our understanding of the needs and priorities of the people who our business touches, including customers, employees and communities where we operate, and shareholders like you.

To that end, on behalf of Williams and the Board of Directors, we cordially invite you to our annual meeting of Stockholders on April 30, 2024, at 2 p.m. Central Daylight Time. During the virtual meeting where all are welcome, we'll cover the items of business described in the pages that follow as well as provide a company update and question-and-answer session. We thank you for your investment and support of Williams.

Sincerely,

Alan S. Armstrong
Chief Executive Officer

Stephen W. Bergstrom
Chairman of the Board

Notice of the 2024 Annual Meeting of Stockholders

Date & Time
Tuesday, April 30, 2024 at 2:00 p.m. CDT

Place & How to Attend
This year's annual meeting of stockholders ("Annual Meeting") will be conducted online via live, audio webcast at **www.meetnow.global/MA5CYUJ**. There will be no in-person meeting.

If you are (i) a stockholder of record or (ii) a beneficial holder who has obtained a control number from Computershare (each of (i) and (ii) is a "Voting Eligible Party"), then select **"Join Meeting Now,"** enter your control number located on the Notice of Internet Availability of Proxy Materials, your proxy card, or received from Computershare and enter your **first and last name** and your **email address**. If you are not a Voting Eligible Party, select **"Guest,"** enter your **first and last name,** and enter your **email address**.

Record Date
March 7, 2024. Stockholders of record at the close of business on this date are entitled to receive notice of and to participate and vote at the Annual Meeting or any adjournments or postponements.

Agenda

PROPOSAL	BOARD RECOMMENDATION	PAGE
BOARD PROPOSALS		
1. Elect 12 Director Nominees for a One-year Term.	FOR each nominee	10
2. Approve, on an Advisory Basis, the Compensation of our Named Executive Officers.	FOR	59
3. Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2024.	FOR	96
4. Approve the Adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to Limit the Liability of Certain Officers as Permitted by Law.	FOR	99
STOCKHOLDER PROPOSAL		
5. Vote on a Stockholder Proposal Requesting the Company Issue a Report Assessing Policy Options Related to Venting and Flaring, if Properly Presented at the Annual Meeting.	AGAINST	101
6. Transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	—	—

How to Vote



By Internet
Vote via the Internet at www.envisionreports.com/wmb.



By Mail
If you received a printed version of the proxy materials, mark, sign, date, and return the proxy card in the enclosed postage-paid envelope.



By Phone
Call toll-free 1-800-652-VOTE (8683) in the United States, US territories or Canada.



Attend the Virtual Meeting
Attend the virtual Annual Meeting (steps above) and click on the "Vote" bar.



Scan QR Code
Scan the QR code on your proxy card.

For further instructions on voting, please see the "**Questions and Answers about the Annual Meeting and Voting**" section of the proxy statement, refer to the Notice of Annual Meeting you received in the mail, or, if you received a printed version of the proxy materials by mail, refer to the enclosed proxy card. Please refer to the proxy statement for a detailed explanation of the matters being submitted to a vote of the stockholders.

By Order of the Board of Directors,

(signature)

Robert E. Riley, Jr.
Vice President and Assistant General Counsel – Corporate Secretary and Corporate Strategic Development
March 20, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 30, 2024

We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual Meeting, 2024 proxy statement, and 2023 Annual Report, which includes a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2023 ("2023 Annual Report"), are available at www.edocumentview.com/wmb.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents



Environmental, Social and Governance ("ESG") Topics

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EXECUTIVE SUMMARY

Our Company*

The Williams Companies, Inc. (“Williams”) is an energy company committed to being the leader in providing the best transport, storage, and delivery solutions to reliably fuel the clean energy economy.



Handling ~one-third

of the natural gas in the United States, serving more than 700 customers.



Operating >33,000 miles

of pipeline in 24 states in 12 supply areas.



Running 35

natural gas processing facilities and 9 natural gas liquids (“NGLs”) fractionation facilities.



Managing 405.4 Billion cubic feet (“Bcf”)

of natural gas storage capacity and approximately 25 million barrels of NGL storage capacity.



Northwest
MountainWest
Overland Pass
Bluestem
Transco
Gulfstream
WILLIAMS FACILITIES
Gas Plant
Fractionator
Storage
Amine Treating
Rail Terminal
Offshore Platform
WILLIAMS PIPELINES
Natural Gas Transmission
Natural Gas Liquids
Natural Gas Gathering
Oil Gathering
WILLIAMS OPERATING AREAS
Supply Area Basin
Operational Activity

NATURAL GAS GATHERING

- Gather natural gas from producers’ wells and move volumes to processing.
- Gas gathering capacity is 28.5 Bcf per day (“Bcf/d”).

NATURAL GAS PROCESSING

- Process volumes to separate natural gas from NGLs.
- Gas processing capacity is 8.3 Bcf/d.

NATURAL GAS TRANSMISSION AND STORAGE

- Move post-processed natural gas to growing demand centers, including operating Transco, the nation’s largest natural gas transmission pipeline.
- Total gas transmission capacity is 32.3 million dekatherms per day.

NGL SERVICES

- Transport NGLs to fractionators to split out individual products, including ethane, propane, butanes, and natural gasoline.
- Move purity products to end-users via pipeline, truck or rail.

GAS AND NGL MARKETING SERVICES

- Market gas and NGLs to a wide range of end-users primarily through transportation and storage agreements.
- Gas marketing footprint of over 7 Bcf/d; NGL marketing sales volume of 223 million barrels per day.

**Figures represent 100% capacity for operated assets, including those in which Williams has a share of ownership as of December 31, 2023 and include systems acquired on January 3, 2024.*

Our 2023 Financial Results

$3.273 billion
GAAP Net Income[1]
up 60% vs. 2022

$6.779 billion
Non-GAAP Adjusted EBITDA[2]
up 6% vs 2022

$2.68
GAAP Earnings Per Diluted Share[1]
up 60% vs 2022

$1.91
Non-GAAP Adjusted
Earnings Per Diluted Share[2]
Up 5% vs 2022

$5.938 billion
Cash Flow From Operations
Up 21% vs 2022

$5.213 billion
Available Funds From
Operations ("AFFO")
Up 6% vs 2022

2023 Company Highlights

Our strategy continues to involve four areas of focus: (1) maintaining financial strength and stability by delivering reliable earnings, durable cash flow, and a healthy balance sheet; (2) creating long-term stockholder value through a disciplined, returns-based approach to capital allocation; (3) driving growth by investing in high-return growth projects, emissions reduction projects, and renewables; and (4) operating sustainably including leveraging our irreplaceable natural gas infrastructure to help build a clean energy future. Below are select highlights from the execution of this strategy in 2023.

Financial Strength & Stability
- Protected long-term health of balance sheet and investment-grade rating.
- Ended the year with 3.58x leverage ratio.[3]

Focus on Long-Term Stockholder Value
- Returned value to stockholders through deleveraging, buybacks, and bolt-on expansions.
- Increased quarterly cash dividends in 2023 by 5.3%. Paid a dividend every quarter since 1974.
- Dividend Coverage Ratio (AFFO Basis) = 2.39x.

Position of Growth
- Increased gathering volumes by 6% and contracted transmission capacity by 32% from 2022.
- Closed the acquisition of MountainWest Pipeline Holdings Company adding nearly 2,000-miles of interstate natural gas pipeline systems primarily across Utah, Wyoming, and Colorado totaling about 8 Bcf/d of transmission capacity and adding 56 Bcf of storage capacity.
- Closed two transactions to position the company as the third largest gatherer in the DJ Basin.
- On Jan. 3, 2024, closed the acquisition of a portfolio of natural gas storage assets with total capacity of 115 Bcf connecting Transco to attractive markets, including LNG markets.

Sustainable Strategy
- Executed an agreement with a Southern Company Gas subsidiary to provide certified, low-emissions NextGen Gas over a 3-year period.
- Selected to participate in the Pacific Northwest Hydrogen and Appalachia Regional Clean Hydrogen Hubs by the United States Department of Energy ("DOE").
- Joined the Oil and Gas Methane Partnership 2.0 ("OGMP 2.0") Methane Initiative, a measurement-based international methane emissions reporting framework.
- Received funding from the DOE for a CO2 storage hub in collaboration with the University of Wyoming at our Echo Springs plant.
- Received an upgraded "A-" score on the 2023 CDP Climate Change Questionnaire.

[1]*Net income amounts are from continuing operations attributable to The Williams Companies, Inc. available to common stockholders. Per share amounts are reported on a diluted basis.*
[2]*A reconciliation of all non-GAAP financial measures to their nearest GAAP comparable financial measures is included in Appendix A.*
[3]*Does not represent leverage ratios measured for the Williams credit agreement compliance or leverage ratios as calculated by major credit agencies.*

Our Corporate Governance

Proposal 1: Elect 12 Director Nominees for a One-Year Term.

The Board has nominated the following 12 director candidates to serve for one-year fixed terms expiring at the 2025 annual meeting of stockholders: Alan S. Armstrong, Stephen W. Bergstrom, Michael A. Creel, Stacey H. Doré, Carri A. Lockhart, Richard E. Muncrief, Peter A. Ragauss, Rose M. Robeson, Scott D. Sheffield, Murray D. Smith, William H. Spence, and Jesse J. Tyson.



THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE LISTED DIRECTOR NOMINEES.

Our Board believes strong corporate governance is key to long-term stockholder value and maintaining the trust and confidence of investors, employees, customers, business partners, regulatory agencies, and other stakeholders. Strong corporate governance starts at the top with our Board elected annually by our stockholders to oversee the selection of the CEO and other officers, strategy, and risk-management. A short summary of our Board composition, refreshment, and skillsets is below followed by detailed biographies for each director candidate and analysis regarding the independence of our Board in the "**Election of Directors**" section. The "**Corporate Governance**" section details the Board's processes for building an effective Board, creating an effective Board structure, and executing on effective corporate governance with specific examples of the Board's oversight and the Company's practices related to CEO succession, strategic planning and risk assessment, cybersecurity, political advocacy and contributions, corporate ethics and compliance, and Environmental, Social, and Governance ("ESG"). We also included highlights from our annual Sustainability Report in the "**Spotlight on Corporate Sustainability**" section showcasing our commitment to do the right thing in everything that we do.

Our Board Composition*



GENDER DIVERSITY

25%

- Women 3
- Men 9

RACIAL/ETHNIC DIVERSITY

8.33%

- Underrepresented Ethnicity/Race 1
- White 11

AVERAGE AGE

64.75 years

- 51-60 2
- 61-70 7
- 70+ 3

AVERAGE TENURE

5.92 years

- 0-2 years 3
- 3-9 years 7
- 10+ years 2

**Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of April 30, 2024.*

Our Board*

NAME & PRINCIPAL OCCUPATION	Age	Director Since	Independent	Audit (COMMITTEES)	Compensation & Management Development (COMMITTEES)	Environmental, Health & Safety (COMMITTEES)	Governance & Sustainability (COMMITTEES)	Non-Executive Board Chair	Other Current Public Company Boards
Alan S. Armstrong President & Chief Executive Officer, The Williams Companies, Inc.	61	2011							BOK Financial Corporation
Stephen W. Bergstrom Retired Board Chair, President & Chief Executive Officer, American Midstream Partners, GP, LLC	66	2016	✓		●		●	*Chair*	None
Michael A. Creel Retired Director & Chief Executive Officer, Enterprise Products Partners L.P.	70	2016	✓	●		*Chair*			None
Stacey H. Doré Executive Vice President of Public Affairs and Chief Strategy and Sustainability Officer, Vistra Corp.	51	2021	✓	●			*Chair*		None
Carri A. Lockhart Retired Executive Vice President, Technology, Digital, and Innovation, Equinor	52	2023	✓		●	●			Dril-Quip, Inc.
Richard E. Muncrief Director, President & Chief Executive Officer, Devon Energy Corporation	65	2022	✓		●	●			Devon Energy Corporation
Peter A. Ragauss Retired Senior Vice President & Chief Financial Officer, Baker Hughes Company	66	2016	✓	●			●		APA Corporation
Rose M. Robeson Retired Group Vice President & Chief Financial Officer, DCP Midstream LLC	63	2020	✓	*Chair*		●			SM Energy Company Newpark Resources, Inc.
Scott D. Sheffield Director & Retired Chief Executive Officer, Pioneer Natural Resources Company	71	2016	✓		●	●			Pioneer Natural Resources Company
Murray D. Smith President of Murray D. Smith and Associates, Former Minister of Energy for Alberta, Canada	74	2012	✓		●	●			Surge Energy Inc.
William H. Spence Retired Board Chair, President & Chief Executive Officer, PPL Corporation	67	2016	✓		*Chair*		●		Pinnacle West Capital Corporation
Jesse J. Tyson Retired President & Chief Executive Officer, ExxonMobil Inter-Americas	71	2022	✓	●			●		None



67%

OF OUR DIRECTORS HAVE ENERGY TRANSITION EXPERIENCE, including through serving as a chief sustainability officer, current or former service as executives or directors for companies heavily involved in tackling emissions reduction, carbon capture, nuclear, wind, solar, and battery storage, and involvement with organizations developing emission reporting frameworks.

**Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of April 30, 2024.*

Director Nominee Skills & Experience

See page 11 for the full Board Skills Matrix.



92%
Corporate Governance & Public Company Board

100%
Energy Industry

67%
Energy Transition

50%
Engineering & Construction

67%
Environmental

92%
Executive Leadership

42%
Financial & Accounting

83%
Human Capital Management

75%
Information Technology

8%
Legal

100%
Marketplace Knowledge

92%
Mergers & Acquisitions

67%
Operations

25%
Public Policy & Government

33%
Securities & Capital Markets

83%
Strategy Development/Risk Management

Board Refreshment Timeline

Our Board and its Governance and Sustainability Committee annually evaluate the Board's effectiveness and identify director nominees to fill our current and anticipated future needs. The Board seeks candidates with a variety of occupational and personal backgrounds to enhance the Board's dialogue and oversight.

Our Board has diversity in experience, geography, race, gender, and age, as well as a variety of perspectives from within the energy industry. We have had at least two women on our Board since 2004. Women chair half of our standing Board committees, and in total, 30% of our Board has racial, ethnic, or gender diversity.

The Board believes all of our director nominees have the skills, experience, and perspectives to help execute effective corporate governance for the Company.



2023 Lockhart

2022 Muncrief, Tyson

2021 Doré

2020 Robeson

2018 Fuller*, Buese*

2016 Creel, Cogut*, Ragauss, Chazen*, Sheffield, Bergstrom, Spence

Incumbent 2016 Board Members:
Armstrong, Smith, Cooper* (Chair), Stoney*

Black and white photos depict directors who have retired or resigned from the Board.

Our Governance Best Practices



DIRECTOR INDEPENDENCE AND BOARD LEADERSHIP

- Prioritize Board independence. 11 of 12 director nominees are independent.
- Provide that only independent directors may serve on Board committees.
- Conduct regular executive sessions without management.
- Separate the roles of Board Chair and Chief Executive Officer ("CEO"), which were split in 2011.



ROBUST REFRESHMENT

- Seek highly qualified candidates that offer a wide variety of perspectives, including candidates of diverse race, ethnicity, and gender.
- Maintain a policy that provides for retirement at the annual meeting after a director turns 75 years old unless the Board approves an exception.
- Conduct annual performance self-evaluations, including assessing the size, structure, composition, and function of the Board and its committees.



BOARD AND COMMITTEE OVERSIGHT

- Engage in comprehensive senior management succession planning.
- Evaluate, at least annually, our long-term strategy, risks, and opportunities.
- Exercise strategic oversight over Company risk, including our ESG strategy and policies, cybersecurity, political contributions, human capital management, environmental, health and safety ("EH&S") matters, and our Ethics and Compliance Program.



GOVERNANCE PRACTICES

- Review corporate governance documents annually, including Board committee charters.
- Prohibit pledging, hedging, short sales, and derivative transactions by directors, officers, and employees.
- Maintain stock ownership guidelines for directors and defer all equity granted to directors until retirement from the Board.
- Prohibit director overboarding to prevent a director from serving on more than four public company boards (including our Board) and an Audit Committee member from serving on the audit committee of more than three public companies (including our Audit Committee) without Board approval.
- Present comprehensive director onboarding programs and continuing education opportunities.



STOCKHOLDER RIGHTS AND ENGAGEMENT

- Elect all directors annually by a majority vote for uncontested director elections (plurality voting in contested elections).
- Provide for an annual stockholder advisory vote on executive compensation.
- Allow proxy access so that holders of 3% of our stock for at least three years may include the greater of two nominees or nominees representing 20% of our Board in our proxy statement if they meet the eligibility and notice requirements in our bylaws and charter.
- Provide for the removal of directors with a majority vote, with or without cause.
- Seek robust year-round stockholder engagement.

What's New

- In 2023, we appointed to our Board Carri A. Lockhart, who was previously the Chief Technology Officer for Equinor.
- Elected women to chair 50% of our standing Board committees (2 of 4) effective February 1, 2023.
- Updated 3 out of 4 Board committee charters in 2022 to formalize existing practices and clarify the delineation of oversight between the Board and the Board committees in several key areas: ESG (including matters related to climate change and energy transition), human capital management, and cybersecurity.

Our Executive Compensation

Proposal 2: Approve, on an Advisory Basis, the Compensation of Our Named Executive Officers.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

2023 Compensation Snapshot

The graphics below demonstrate the mix of fixed (base pay) and variable or at-risk compensation (target short-term and long-term incentives) for our CEO and other named executive officers ("NEOs"). As shown below, the majority of our NEOs' total compensation is dependent on stock price performance and pre-established performance metrics and targets, which means the compensation they receive will vary every year based on Company and individual performance in accordance with our pay for performance philosophy. A summary of the performance-metrics for the short-term incentives, an annual cash-based incentive, and the performance-based RSUs, an equity-based incentive with potential vesting following a three-year performance period, are set forth below and our entire executive compensation program is described in detail in our "**Compensation Discussion and Analysis**" section.



CEO
2023 Total Compensation at Target Pay Mix
Short-Term Incentives 16%
Base Pay 10%
Time-Based RSUs 30%
Performance-Based RSUs 44%
90% At-Risk
74% Long-Term Incentives
Adjusted EBITDA, Controllable Costs, Loss of Primary Containment, Methane Emissions Reduction, Behavioral Near Miss to Incident Ratio
Return on Capital Employed ("ROCE") and Available Funds from Operations ("AFFO") per share, with relative Total Shareholder Return ("TSR") as a modifier



NEOs (EXCLUDING CEO)
2023 Total Compensation at Target Pay Mix
Short-Term Incentives 15%
Base Pay 16%
Time-Based RSUs 34.5%
Performance-Based RSUs 34.5%
84% At-Risk
69% Long-Term Incentives
Adjusted EBITDA, Controllable Costs, Loss of Primary Containment, Methane Emissions Reduction, Behavioral Near Miss to Incident Ratio
ROCE and AFFO per Share, with Relative TSR as a modifier

What's New

We made no significant changes to our executive compensation program in 2023 reflecting the strong stockholder support of the executive compensation program design. Annually, we seek stockholder approval for the compensation of our named executive officers. In 2023, 96.2% percent of our stockholders voted in favor of our executive compensation program.

Our Compensation Best Practices

Our executive compensation program reflects our pay philosophy used throughout the entire organization to pay for performance and execution of our corporate strategy on an annual and long-term basis. The Board and the Compensation and Management Development Committee oversee the design and administration of the compensation program for our CEO and other NEOs. The tables below highlight the best practices utilized in our compensation process.

What We Don't Do

⊗ **NO EMPLOYMENT AGREEMENTS WITH OUR NEOS EXCEPT STANDARD CHANGE IN CONTROL AGREEMENTS**

⊗ **NO CASH DIVIDEND EQUIVALENTS ON RSUs UNTIL ELIGIBLE RSUs VEST AND ARE DISTRIBUTED**

⊗ **NO EXCISE TAX GROSS UP PAYMENTS PROVIDED FOR IN OUR CHANGE IN CONTROL PLAN**

⊗ **NO EXCESSIVE PERQUISITES**

⊗ **NO REPRICING OR REPLACING UNDERWATER STOCK OPTIONS**

⊗ **NO PRICING STOCK OPTIONS BELOW GRANT DATE FAIR MARKET VALUE**

⊗ **NO SHARE RECYCLING FOR STOCK OPTIONS**

⊗ **NO HEDGING OR PLEDGING OF COMPANY STOCK**
Our Policy on Securities Trading prohibits our directors, officers, and employees from engaging in hedging activities related to our securities or from pledging our securities as collateral for a loan.

What We Do

✓ **INDEPENDENT ADMINISTRATION**
The Compensation and Management Development Committee, which only has independent director members, oversees CEO and NEO pay, including retention of an independent compensation consultant.

✓ **COMPENSATION BENCHMARKS**
With the assistance of our independent compensation consultant, we annually benchmark our compensation program against a compensation peer group determined based on several factors, including total assets, market capitalization, and enterprise value.

✓ **PRE-ESTABLISHED PERFORMANCE GOALS**
We align our incentive-compensation to both short-term and long-term Company performance with pre-established performance targets.

✓ **STOCKHOLDER ENGAGEMENT**
We provide an annual opportunity for stockholders to vote on an advisory basis to approve our NEO compensation and regularly discuss executive compensation with our stockholders.

✓ **MINIMUM THRESHOLDS AND MAXIMUM AWARD CAPS**
All of our variable compensation plans have minimum thresholds that must be met prior to any payment and have caps on the total amount that we can payout. Our Annual Incentive Program ("AIP") awards and our performance-based equity awards cap payout at 200% of target.

✓ **STOCK AWARD VESTING PERIODS**
All RSU awards provided to our NEOs vest three years from grant date.

✓ **"DOUBLE TRIGGERS" FOR EQUITY OR SEVERANCE PAYMENTS FOR A CHANGE IN CONTROL**
Severance payments and accelerated vesting of equity awards in the event of a change in control require both a change in control and a termination under certain circumstances without cause ("double trigger"), unless the acquiring company does not assume or replace the awards.

✓ **CLAWBACKS OF EXECUTIVE COMPENSATION**
The Board may recoup incentive compensation in certain circumstances including for fraud or intentional misconduct and as required by the New York Stock Exchange.

✓ **ROBUST EQUITY OWNERSHIP GUIDELINES**
We have established stock ownership guidelines to appropriately align the interests of our executive officers and directors with our stockholders:

MULTIPLE OF BASE SALARY/ANNUAL CASH RETAINER	
Directors	5x
CEO	6x
Executive and Senior Vice Presidents	3x

Voting Roadmap

Board Proposals

Proposal 1: Elect 12 Director Nominees for a One-Year Term.

 THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** EACH OF THE LISTED DIRECTOR NOMINEES FOR A ONE-YEAR TERM. **PAGE 10**

Proposal 2: Approve, on an Advisory Basis, the Compensation of our Named Executive Officers.

 THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** THIS ITEM. **PAGE 59**

Proposal 3: Ratify the selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2024.

 THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** THIS ITEM. **PAGE 96**

Proposal 4: Approve the Adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to Limit the Liability of Certain Officers as Permitted by Law.

 THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** THIS ITEM. **PAGE 99**

Stockholder Proposal

Proposal 5: Stockholder Proposal Requesting the Company Issue a Report Assessing Policy Options Related to Venting and Flaring, if Properly Presented at the Annual Meeting.

 THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"AGAINST"** THE STOCKHOLDER PROPOSAL. **PAGE 101**

Proposal 1:

Elect 12 Director Nominees for a One-Year Term.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE LISTED DIRECTOR NOMINEES.**

The Board has nominated 12 director candidates to serve as directors of the Company for one-year terms expiring at the 2025 annual meeting of stockholders as follows: Alan S. Armstrong, Stephen W. Bergstrom, Michael A. Creel, Stacey H. Doré, Carri A. Lockhart, Richard E. Muncrief, Peter A. Ragauss, Rose M. Robeson, Scott D. Sheffield, Murray D. Smith, William H. Spence, and Jesse J. Tyson. Each nominee was previously elected to our Board at our annual meeting of stockholders on April 25, 2023.

Our By-laws provide for a majority voting standard in uncontested director elections. In other words, assuming the presence of a quorum, a director nominee will be elected to our Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Each of our directors execute an irrevocable resignation that will become effective if (1) he or she fails to receive a majority of the votes cast in an uncontested election and (2) the Board accepts such resignation. If a director fails to receive the required votes for election, the Governance and Sustainability Committee will make a recommendation to the Board, and the Board will determine whether to accept the resignation. To make the determination, the Governance and Sustainability Committee and the Board may consider any factors they deem relevant. The director whose tendered resignation is under consideration abstains from participating. The Board will publicly disclose its decision within 90 days of the date the election results are certified. If the Board accepts a director's resignation, the Governance and Sustainability Committee will recommend, and the Board will determine, whether to fill such vacancy or reduce the Board size.

Unless otherwise instructed, the individuals designated by the Board as proxies will vote the proxies received for the director candidates nominated by the Board. Each of the director nominees has consented to serve on the Board, and the Board has no reason to believe any nominees will be unable or unwilling to serve if elected. If a nominee is unable to or unwilling to stand for election as a director, either the designated proxies will vote to elect another nominee recommended by the Board, or the Board may choose to reduce its size. The biographical information for the director nominees is set forth in the remainder of this section.

Director Nominee Skills, Experience, and Attributes*

BOARD SKILLS MATRIX	Armstrong	Bergstrom	Creel	Doré	Lockhart	Muncrief	Ragauss	Robeson	Sheffield	Smith	Spence	Tyson
Corporate Governance and Public Company Board: Provides knowledge of public company board practices or perspectives from other public company boards, including current or prior experience.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Energy Industry: Provides industry perspective and understanding of challenges and opportunities we face.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Energy Transition: Provides experience in sustainability or transitioning to alternative non-hydrocarbon energy sources.	✓			✓	✓	✓			✓	✓	✓	✓
Engineering and Construction: Provides technical knowledge related to our business operations that aids in risk oversight.	✓	✓			✓	✓			✓		✓	
Environmental: Provides experience in regulatory schemes and best practices to enhance our environmental stewardship.	✓	✓	✓		✓	✓			✓		✓	✓
Executive Leadership: Provides judgment and experience as a "C-Level" executive of a publicly traded entity or large private company.	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Financial and Accounting: Provides experience in assessing our financial performance and monitoring the integrity of our financial reporting process.			✓	✓			✓	✓			✓	
Human Capital Management: Provides experience in human resources and best practices to enhance our talent acquisition, retention, and development.	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
Information Technology: Provides understanding of data management, the technology utilized in our business, and cybersecurity.	✓		✓	✓	✓	✓	✓	✓	✓		✓	
Legal: Provides insight in assessing legal risk.				✓								
Marketplace Knowledge: Provides perspectives of the marketplace in which we operate.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions: Provides experience in assessment and execution of potential acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Operations: Provides operational knowledge related to our business to aid in managing risk.	✓	✓		✓	✓	✓			✓		✓	✓
Public Policy and Government: Provides understanding on public policy affecting our business and federal and state regulatory experience, including with the Federal Energy Regulatory Commission.	✓			✓						✓		
Securities and Capital Markets: Provides experience evaluating our capital structure, capital market transactions, and other finance-related strategies.			✓				✓	✓	✓			
Strategy Development/Risk Management: Provides experience in risk management to help oversee the identification and assessment of risks and experience developing short-and-long-term company strategies.	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
Age	61	66	70	51	52	65	66	63	71	74	67	71
Gender	M	M	M	F	F	M	M	F	M	M	M	M
Black or African-American												✓

Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of April 30, 2024.

Director Biographies

Below is the biographical information as of April 30, 2024, for each director nominee.



Alan S. Armstrong
President and Chief Executive Officer,
The Williams Companies, Inc.

AGE: 61
DIRECTOR SINCE: 2011
MANDATORY RETIREMENT YEAR: 2038

EDUCATION:
- BS, Civil Engineering, University of Oklahoma

QUALIFICATIONS

Mr. Armstrong has served as Director, President, and Chief Executive Officer of the Company since 2011. During his tenure, Williams has expanded its reach, currently handling about one-third of all U.S. natural gas volumes through gathering, processing, transportation, and storage services. In addition, Mr. Armstrong also served as Chairman of the Board and Chief Executive Officer of the general partner of Williams Partners L.P. ("WPZ"), the master limited partnership, that prior to its 2018 merger with Williams, owned most of Williams' gas pipeline and domestic midstream assets. Prior to being named CEO, Mr. Armstrong led the Company's North American midstream and olefins businesses as Senior Vice President — Midstream. Previously, Mr. Armstrong served as Vice President of Gathering and Processing from 1999 to 2002; Vice President of Commercial Development from 1998 to 1999; Vice President of Retail Energy Services from 1997 to 1998; and Director of Commercial Operations for the Company's midstream business in the Gulf Coast region from 1995 to 1997. He joined Williams in 1986 as an engineer.

Mr. Armstrong serves as the Chair of the National Petroleum Council and is a member of the President's National Infrastructure Advisory Council. He also serves on the Board of the American Petroleum Institute. Mr. Armstrong also serves on the board of several education-focused organizations, including Chair of the Junior Achievement National Board and Chair of the Investment Committee for the University of Oklahoma Foundation.

COMMITTEES
None

CURRENT PUBLIC COMPANY DIRECTORSHIPS
BOK Financial Corporation
- Credit Committee

PRIOR PUBLIC COMPANY DIRECTORSHIPS
(within the last 5 years)
None

SKILLS AND EXPERIENCE

Corporate Governance & Public Company Board

Information Technology

Energy Industry

Marketplace Knowledge

Energy Transition

Mergers & Acquisitions

Engineering & Construction

Operations

Environmental

Public Policy & Government

Executive Leadership

Strategy Development/ Risk Management

Human Capital Management



Stephen W. Bergstrom

Retired Board Chair, President, and Chief Executive Officer, American Midstream Partners, GP, LLC

INDEPENDENT

AGE: 66

DIRECTOR SINCE: 2016

MANDATORY RETIREMENT YEAR: 2033

EDUCATION:

- BS, Industrial Administration, Iowa State University

QUALIFICATIONS

Mr. Bergstrom brings to our Board 43 years of experience with natural gas midstream operations and electric utilities as well as prior board experience. He was a director on the Board of American Midstream Partners GP, LLC, a natural gas gathering, processing, and transporting company until it merged with ArcLight Capital Partners, LLC in July 2019. From 2013 to 2015, he served as Executive Board Chair, President, and Chief Executive Officer of American Midstream Partners' general partner. Mr. Bergstrom acted as an exclusive consultant to ArcLight Capital Partners, an energy-focused investment firm, from 2003 to 2015, assisting ArcLight in connection with its energy investments. From 1986 to 2002, Mr. Bergstrom served in several leadership roles for Natural Gas Clearinghouse, which became Dynegy, Inc., a major electric utility company. Mr. Bergstrom acted in various capacities at Dynegy, ultimately serving as President and Chief Operating Officer. Mr. Bergstrom began his career with Transco Energy Company, Inc. in 1980.

NON-EXECUTIVE BOARD CHAIR

COMMITTEES
- Compensation & Management Development
- Governance & Sustainability

CURRENT PUBLIC COMPANY DIRECTORSHIPS
None

PRIOR PUBLIC COMPANY DIRECTORSHIPS
(within the last 5 years)
None

SKILLS AND EXPERIENCE



Corporate Governance & Public Company Board



Human Capital Management



Energy Industry



Marketplace Knowledge



Engineering & Construction



Mergers & Acquisitions



Environmental



Operations



Executive Leadership



Strategy Development/ Risk Management



Michael A. Creel

Retired Director and Chief Executive Officer, Enterprise Products Partners L.P.

INDEPENDENT
AGE: 70
DIRECTOR SINCE: 2016
MANDATORY RETIREMENT YEAR: 2029

EDUCATION:
- BS, Accounting, McNeese State University
- Certified Public Accountant

QUALIFICATIONS

Mr. Creel is an executive with 44 years of energy experience, including 19 years on large public company boards and 8 years at the helm of a large publicly-traded energy infrastructure company. Mr. Creel previously served as director and Chief Executive Officer of Enterprise Products Partners L.P. from 2007 until his retirement in 2015. Earlier, he served in positions of increasing responsibility with the company since 1999. He was also Group Vice Chairman at EPCO, Inc., and Executive Vice President and Chief Financial Officer at Duncan Energy Partners, L.P., a company engaged in natural gas liquids transportation, fractionation, marketing and storage, and petrochemical product transportation, gathering and marketing. He was also President and Chief Executive Officer at the general partner of Enterprise GP Holdings L.P. and held a number of executive management positions with Shell affiliates Tejas Energy and NorAm Energy Corp.

COMMITTEES
- Audit
- Environmental, Health & Safety (Chair)

CURRENT PUBLIC COMPANY DIRECTORSHIPS
None

PRIOR PUBLIC COMPANY DIRECTORSHIPS
(within the last 5 years)
None

SKILLS AND EXPERIENCE


Corporate Governance & Public Company Board


Information Technology


Energy Industry


Marketplace Knowledge


Environmental


Mergers & Acquisitions


Executive Leadership


Securities & Capital Markets


Financial & Accounting


Strategy Development/ Risk Management


Human Capital Management



Stacey H. Doré

Executive Vice President of Public Affairs and Chief Strategy and Sustainability Officer, Vistra Corp.

INDEPENDENT
AGE: 51
DIRECTOR SINCE: 2021
MANDATORY RETIREMENT YEAR: 2048

EDUCATION:
- JD, Harvard Law School
- BA, Journalism, University of Southwestern Louisiana

QUALIFICATIONS

Ms. Doré brings to our Board 26 years of experience in energy and law as well as frontline perspective from her current role in corporate strategy, public affairs and sustainability. She has been working in the power sector on transitioning away from coal and reducing carbon footprint for more than a decade. In August 2022, she was named Executive Vice President of Public Affairs and was named the first Chief Strategy and Sustainability Officer for Vistra Corp., the largest competitive integrated power generation and retail company in the United States. Ms. Doré previously served as President and Chief Executive Officer of Sharyland Utilities, LLC, a regulated Texas-based electric transmission utility. She also served as Senior Vice President of Utility and Power Operations for Hunt Energy, a diversified global company that invests in oil and gas exploration and production, refining, and electric power projects. Prior to this, she served as Senior Vice President and General Counsel of InfraREIT, Inc. until its sale in 2019. Ms. Doré previously held leadership positions of increasing responsibility with Energy Future Holdings, a privately held company with a portfolio of competitive and regulated energy companies, eventually serving as Executive Vice President, General Counsel, and Co-Chief Restructuring Officer. Before her entry into the energy industry, Ms. Doré practiced law for more than a decade with Vinson & Elkins.

COMMITTEES
- Audit
- Governance & Sustainability (Chair)

CURRENT PUBLIC COMPANY DIRECTORSHIPS
None

PRIOR PUBLIC COMPANY DIRECTORSHIPS
(within the last 5 years)
None

SKILLS AND EXPERIENCE


Corporate Governance & Public Company Board


Legal


Energy Industry


Marketplace Knowledge


Energy Transition


Mergers & Acquisitions


Executive Leadership


Operations


Financial & Accounting


Public Policy & Government


Human Capital Management


Strategy/ Development/ Risk Management


Information Technology



Carri A. Lockhart

Former Executive Vice President, Technology, Digital and Innovation, Equinor

INDEPENDENT

AGE: 52

DIRECTOR SINCE: 2023

MANDATORY RETIREMENT YEAR: 2046

EDUCATION:
- BS, Petroleum Engineering, Montana College of Mineral Science Technology

QUALIFICATIONS

With over two decades of experience in the international energy industry, Ms. Lockhart has a broad background in production operations, facility management, and business development. Additionally, she has experience as the Chief Technology Officer for an energy company where she was responsible for developing technology to progress renewables and the energy transition, leading the information technology organization, and driving the digital agenda. Ms. Lockhart formerly served as Equinor's (formerly known as Statoil, the Norwegian state oil company) Executive Vice President, Technology, Digital & Innovation in Oslo, Norway. Previously, she served as Equinor's Senior Vice President Portfolio & Partner Operated in Development & Production International. Prior to this, she was Senior Vice President for Equinor's U.S. Offshore business. Ms. Lockhart joined Equinor in 2016 and held a variety of leadership roles with experience in offshore, onshore conventional and unconventional assets, field supervision, facilities construction and operations, international country management, strategic planning, and business development. Prior to joining Equinor, she was with Marathon Oil Corporation where she started her career as a reservoir and production/operations engineer in Anchorage, Alaska before going on to senior leadership positions including Director of Business Development—the Americas, Alaska Regional General Manager, Vice President UK – North Sea, Vice President Bakken, and Vice President Eagle Ford.

She also brings perspective to our Board from service on two other energy industry boards: Dril-Quip, Inc., a public traded energy services provider, and Ascent Resources LLC, a private exploration and production company operating in the Utica Shale region.

COMMITTEES
- Compensation & Management Development
- Environmental, Health & Safety

CURRENT PUBLIC COMPANY DIRECTORSHIPS

Dril-Quip, Inc.,
- Audit
- Nominating and Governance
- Compensation

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
None

SKILLS AND EXPERIENCE

Corporate Governance & Public Company Board

Human Capital Management

Energy Industry

Information Technology

Energy Transition

Marketplace Knowledge

Engineering & Construction

Mergers & Acquisitions

Environmental

Operations

Executive Leadership

Strategy Development/ Risk Management



Richard E. Muncrief

Director, President, and Chief Executive Officer, Devon Energy Corporation

INDEPENDENT

AGE: 65

DIRECTOR SINCE: 2022

MANDATORY RETIREMENT YEAR: 2034

EDUCATION:

- BS, Petroleum Engineering Technology, Oklahoma State University

QUALIFICATIONS

Mr. Muncrief has more than 43 years of experience in the oil and gas industry, including a strong background in operations, mergers and acquisitions, and as an active CEO for a publicly traded exploration and production company. He has served as President and Chief Executive Officer of Devon Energy Corporation since January 2021 following the merger of Devon Energy Corporation and WPX Energy, Inc. Prior to that, he served as Chief Executive Officer and Board Chair of WPX Energy, Inc. since 2014. He previously served as Senior Vice President, Operations and Resource Development of Continental Resources, Inc. Earlier in his career, Mr. Muncrief served as Corporate Business Manager at Resource Production Company from August 2008 through May 2009. From September 2007 to August 2008, he served as President, Chief Operating Officer and as a Director of Quest Midstream Partners, LP. From 1980 to 2007, he served in various managerial capacities with ConocoPhillips and its predecessor companies Burlington Resources, Meridian Oil, and El Paso Exploration.

COMMITTEES

- Compensation & Management Development
- Environmental, Health & Safety

CURRENT PUBLIC COMPANY DIRECTORSHIPS

Devon Energy Corporation

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
WPX Energy, Inc.

SKILLS AND EXPERIENCE



Corporate Governance & Public Company Board



Human Capital Management



Energy Industry



Information Technology



Energy Transition



Marketplace Knowledge



Engineering & Construction



Mergers & Acquisitions



Environmental



Operations



Executive Leadership



Strategy Development/ Risk Management



Peter A. Ragauss

*Retired Senior Vice President and Chief Financial Officer,
Baker Hughes Company*

INDEPENDENT

AGE: 66

DIRECTOR SINCE: 2016

MANDATORY RETIREMENT YEAR: 2033

EDUCATION:
- MBA, Harvard Business School
- BS, Mechanical Engineering, Michigan State University

QUALIFICATIONS

Mr. Ragauss brings to our Board extensive finance and accounting expertise specific to the energy industry. He retired from Baker Hughes Company, an oilfield services company, in November 2014, after serving eight years as Senior Vice President and Chief Financial Officer. From 2003 to 2006, prior to joining Baker Hughes, Mr. Ragauss was Controller, Refining and Marketing for BP Plc. From 2000 to 2003, he was Chief Executive Officer for Air BP. From 1998 to 2000, he was Assistant to Group Chief Executive for BP Amoco. He was Vice President of Finance and Portfolio Management for Amoco Energy International when Amoco Corporation merged with BP Plc. in 1998. Earlier in his career, from 1996 to 1998, Mr. Ragauss served as Vice President of Finance for El Paso Energy International. He held positions of increasing responsibility at Tenneco Inc. from 1993 to 1996 and Kidder, Peabody & Co. Incorporated from 1987 to 1993. He currently serves as a director of Skulte LNG, a private energy company in Latvia.

COMMITTEES
- Audit
- Governance & Sustainability

CURRENT PUBLIC COMPANY DIRECTORSHIPS

APA Corporation
- Audit

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
None

SKILLS AND EXPERIENCE


Corporate Governance & Public Company Board


Information Technology


Energy Industry


Marketplace Knowledge


Executive Leadership


Mergers & Acquisitions


Financial & Accounting


Securities & Capital Markets



Rose M. Robeson

Retired Group Vice President and Chief Financial Officer, DCP Midstream LLC

INDEPENDENT

AGE: 63

DIRECTOR SINCE: 2020

MANDATORY RETIREMENT YEAR: 2036

EDUCATION:
- BS, Accounting, Northwest Missouri State University
- Certified Public Accountant (inactive)

QUALIFICATIONS

Ms. Robeson brings over 40 years of experience in accounting and finance expertise as well as experience from other public company boards in the energy industry. She currently serves on the board for an exploration and production company and an energy infrastructure company, where she transitioned to board chair from audit committee chair in 2023.

She served as Chief Financial Officer of DCP Midstream LLC from January 2002 to May 2012. She also served as the Chief Financial Officer of DCP Midstream GP LLC, the general partner of DCP Midstream Partners, LP, from May 2012 until January 2014. Prior to joining DCP Midstream LLC, Ms. Robeson served as Vice President and Treasurer with Kinder Morgan, Inc. Prior to that, she previously held positions of increasing responsibility with Total Petroleum, Inc. and Ernst & Young and was recognized to the "Top Women in Energy — 2014" by the Denver Business Journal. From 2014 to 2016, she served as a director of American Midstream GP, LLC, the general partner of American Midstream Partners, LP. From 2017 to 2019, she served as a director of AMGP GP LLC, the general partner of Antero Midstream GP LP, a publicly traded limited partnership. In March 2019, when Antero Midstream Corporation was formed, she continued to serve as a director until 2022. She served as a director of Tesco Corporation until its acquisition by Nabors Industries Ltd. in 2017.

COMMITTEES
- Audit (Chair)
- Environmental, Health & Safety

CURRENT PUBLIC COMPANY DIRECTORSHIPS

SM Energy Company
- Environmental, Social and Governance
- Compensation

Newpark Resources, Inc.
- Board Chair, effective May 2023
- Prior to May 2023, Audit (Chair), Compensation, and Environmental, Social and Governance

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
Antero Midstream Corporation
AMGP GP LP

SKILLS AND EXPERIENCE



Corporate Governance & Public Company Board



Information Technology



Energy Industry



Marketplace Knowledge



Executive Leadership



Mergers & Acquisitions



Financial & Accounting



Securities & Capital Markets



Human Capital Management



Strategy Development/ Risk Management



Scott D. Sheffield

Director and Retired Chief Executive Officer,
Pioneer Natural Resources Company

INDEPENDENT

AGE: 71

DIRECTOR SINCE: 2016

MANDATORY RETIREMENT YEAR: 2028

EDUCATION:
- BS, Petroleum Engineering, The University of Texas

QUALIFICATIONS

Mr. Sheffield has more than 49 years of experience in the energy industry, including building a company into a top tier exploration and production company that was acquired by Exxon Mobil Corporation in a transaction that is expected to close mid-2024. From 2019 until December 31, 2023, he served as a director and Chief Executive Officer of Pioneer Natural Resources Company ("Pioneer"), a large domestic upstream oil and gas company. He retired on December 31, 2023 as CEO and remains as a director. Mr. Sheffield served as the founding Chief Executive Officer of Pioneer from August 1997 until his retirement in December 2016, and he also served as board chair from 1999 until 2019 when he returned as the CEO. Mr. Sheffield was the CEO of Parker and Parsley Petroleum Company, a predecessor company of Pioneer, from 1985 until it merged with MESA, Inc. to form Pioneer in 1997. Mr. Sheffield joined Parker and Parsley as a petroleum engineer in 1979, was promoted to Vice President of Engineering in 1981, was elected President and a director in 1985, and became board chair and Chief Executive Officer in 1989. Mr. Sheffield served as a director of Santos Limited, an Australian exploration and production company, from 2014 to 2017. He previously served as a director from 1996 to 2004 on the board of Evergreen Resources, Inc., an independent natural gas energy company.

COMMITTEES
- Compensation & Management Development
- Environmental, Health & Safety

CURRENT PUBLIC COMPANY DIRECTORSHIPS

Pioneer Natural Resources Company

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
None

SKILLS AND EXPERIENCE



Corporate Governance & Public Company Board



Information Technology



Energy Industry



Marketplace Knowledge



Energy Transition



Mergers & Acquisitions



Engineering & Construction



Operations



Environmental



Securities & Capital Markets



Executive Leadership



Strategy Development/ Risk Management



Human Capital Management



Murray D. Smith

President, Murray D. Smith and Associates and Former Minister of Energy for Alberta, Canada

INDEPENDENT

AGE: 74

DIRECTOR SINCE: 2012

MANDATORY RETIREMENT YEAR: 2025

EDUCATION:
- BA, Economics & Political Science, University of Calgary Notre Dame College, Saskatchewan
- London Business School, Senior Executive Programme

QUALIFICATIONS

Mr. Smith brings international energy and public affairs experience to our Board. He is currently President of Murray D. Smith and Associates, an energy consulting firm. Previously, he held various positions in the Canadian government. As an elected member of the Legislative Assembly of Alberta, Canada, Mr. Smith served in four different cabinet portfolios between 1993 and 2004. As Minister of Energy of Alberta from 2001 to 2004, Mr. Smith oversaw the transformation of the electricity sector into a competitive wholesale generation market and initiated the largest industrial tax reduction in the province's history. Mr. Smith served as Representative of the Province of Alberta to the United States of America in Washington, D.C., from 2005 to 2007. Prior to becoming an elected official, Mr. Smith was an independent businessman, owning a number of Alberta-based energy services companies.

He also brings perspective from service on the board of Surge Energy, Inc., a publicly traded Canadian exploration and production company and service on the board of Cold Bore Technology, Inc., a private oilfield technology company.

COMMITTEES
- Compensation & Management Development
- Environmental, Health & Safety

CURRENT PUBLIC COMPANY DIRECTORSHIPS

Surge Energy Inc.
- Compensation, Nominating & Corporate Governance (Chair)
- Environment, Health and Safety

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the past 5 years)
None

SKILLS AND EXPERIENCE



Corporate Governance & Public Company Board



Marketplace Knowledge



Energy Industry



Public Policy & Government



Energy Transition



William H. Spence

Retired Board Chair, President, and Chief Executive Officer, PPL Corporation

INDEPENDENT

AGE: 67

DIRECTOR SINCE: 2016

MANDATORY RETIREMENT YEAR: 2032

EDUCATION:
- MBA, Bentley College
- BS, Petroleum & Natural Gas Engineering, Pennsylvania State University
- Executive Development Program, University of Pennsylvania; Nuclear Technology Program, Massachusetts Institute of Technology

QUALIFICATIONS

Mr. Spence brings to our Board experience with electric utilities and natural gas as well as alternative energy sources, including nuclear energy. He is the retired chair of the board of PPL Corporation. At the time of his retirement, the PPL family of companies held assets of more than $40 billion, delivering electricity and natural gas to about 10 million customers in the United States and the United Kingdom. Mr. Spence was named PPL President and Chief Executive Officer in 2011 and elected Chair in 2012. Previously, he had 19 years of service with Pepco Holdings, Inc., where he held a number of senior management positions. He currently serves on the board of Pinnacle West Capital Corporation, who provides solar power and battery storage. Additionally, Mr. Spence has served on various industry boards, including the Edison Electric Institute, which is the association representing all United States investor-owned electric companies, and the Electric Power Research Institute, which is an independent research organization related to emerging technologies. As part of his service on industry boards, he has participated in, and lead initiatives, related to cyber and physical security, the environment, and electric reliability.

COMMITTEES
- Compensation & Management Development (Chair)
- Governance & Sustainability

CURRENT PUBLIC COMPANY DIRECTORSHIPS

Pinnacle West Capital Corporation
- Finance
- Corporate Governance and Public Responsibility
- Nuclear and Operating (Chair)

PRIOR PUBLIC COMPANY DIRECTORSHIPS

(within the last 5 years)
PPL Corporation

SKILLS AND EXPERIENCE


Corporate Governance & Public Company Board


Human Capital Management


Energy Industry


Information Technology


Energy Transition


Marketplace Knowledge


Engineering & Construction


Mergers & Acquisitions


Environmental


Operations


Executive Leadership


Strategy Development/ Risk Management


Financial & Accounting



Jesse J. Tyson

*Retired President and Chief Executive Officer,
ExxonMobil Inter-Americas*

INDEPENDENT
AGE: 71
DIRECTOR SINCE: 2022
MANDATORY RETIREMENT YEAR: 2028

EDUCATION:
- MBA, The Ohio State University
- BA, Economics,
  Lane College

QUALIFICATIONS

Mr. Tyson brings 36 years of experience in the energy industry from his longstanding career with ExxonMobil Corporation. Early/mid-career, he developed Exxon's US affiliate's annual financial plan. In addition, he provided oversight of their US fuel distribution operations. He served as Global Aviation Director from October 2008 to March 2011, President and Chief Executive Officer of Exxon Mobil Inter-Americas from October 2002 to October 2008, and Global Customer Service & Logistics Manager from January 2000 to October 2002. He led the global call center consolidation for ExxonMobil. Previously, he held numerous management positions with ExxonMobil. Upon retirement from ExxonMobil in 2011, he became President and Chief Executive Officer of the National Black MBA Association from January 2012 to June 2018. Currently, he owns the majority interest in T&S Food Services, II, LLC, which has a stake in various restaurants and hotels.

COMMITTEES

- Audit
- Governance & Sustainability

CURRENT PUBLIC COMPANY BOARDS

None

PRIOR PUBLIC COMPANY BOARDS

(within the past 5 years)
None

SKILLS AND EXPERIENCE


Energy
Industry


Marketplace
Knowledge


Energy
Transition


Mergers &
Acquisitions


Environmental


Operations


Executive
Leadership


Strategy
Development/
Risk Management


Human Capital
Management

Director Independence

Our Corporate Governance Guidelines require that all members of the Board, except our CEO, be "independent" as defined by the NYSE Listed Company Manual, and that the Board assess director independence annually. The NYSE's Listed Company Manual defines independence by providing that the Board affirmatively determine that a director has no material relationship with the Company, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. In evaluating independence, the NYSE Listed Company Manual provides that a board should broadly consider all relevant facts and circumstances and further provides that a director is not independent if he or she meets certain criteria, including specified dollar and percentage threshold amounts.

Our Governance and Sustainability Committee oversees our director nomination process and conducts a review of director independence to make recommendations to the Board. Our Board makes the final determination of independence. Based on the evaluations performed and recommendations made by the Governance and Sustainability Committee, in January 2024, the Board affirmatively determined that each of Mr. Bergstrom, Mr. Creel, Ms. Doré, Ms. Lockhart, Mr. Muncrief, Mr. Ragauss, Ms. Robeson, Mr. Sheffield, Mr. Smith, Mr. Spence, and Mr. Tyson are independent as defined by the NYSE's Listed Company Manual. In January 2023, the Governance and Sustainability Committee and Board determined Nacy K. Buese was independent as defined by the NYSE's Listed Company Manual prior to her resignation from the Board in February 2023. Mr. Armstrong is not independent because of his role as the Company's CEO.

As part of the independence evaluation and determination, the Governance and Sustainability Committee considered the below matters. The Board determined the matters described below occurred in the ordinary course of business, and, where applicable, fell below the relevant thresholds for independence as set forth in the NYSE's Listed Company Manual. Additionally, none of these matters qualified as related party transactions as defined in Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

DIRECTOR	MATTERS CONSIDERED
Nancy K. Buese	Ordinary course business transactions with Newmont Mining Corporation and Baker Hughes Company.
Stacey H. Doré	Ordinary course business transactions with Vistra Corp.
Carri A. Lockhart	Ordinary course business transactions with Ascent Resources LLC.
Richard E. Muncrief	Ordinary course business transactions with Devon Energy Corporation; ongoing continuing indemnification obligations between Williams and Devon Energy Corporation arising from the Company's spin off of WPX Energy, Inc.
Peter A. Ragauss	Ordinary course business transactions with APA Corporation.
Rose M. Robeson	Ordinary course business transactions with Newpark Resources, Inc. and SM Energy Company.
Scott D. Sheffield	Ordinary course business transactions with Exxon Mobil Corporation and Pioneer Natural Resources Company.

In addition to the NYSE's independence requirements, in January 2024, the Board determined that all the current members of our Audit Committee and our Compensation and Management Development Committee satisfy the heightened independence requirements imposed by the NYSE and the Securities Exchange Commission ("SEC") applicable to members of such committees.

No related party transactions required review or approval by the Governance and Sustainability Committee, its Chair, or the Board in 2023. For a description of our process for the review of related party transactions, see the "**Executing on Effective Corporate Governance**" section.

Director Compensation

All non-employee directors receive both an annual cash retainer and an annual grant of time-based RSUs for their service on the Board totaling $290,000. The below table sets forth the breakdown of payments to our non-employee directors as follows:

TYPE OF PAYMENT	AMOUNT PAID	TERMS OF PAYMENT
Annual Cash Retainer	$115,000	Paid in quarterly installments.
Annual Equity Retainer (RSU)	$175,000	Paid annually on the date of the annual meeting and deferred until the director's retirement from the Board. Dividend equivalents on the RSUs are reinvested until distribution.

Directors who perform additional leadership roles receive the following compensation:

LEADERSHIP ROLE	TYPE OF PAYMENT	AMOUNT PAID	TERMS OF PAYMENT
Non-Executive Board Chair	Annual Equity Retainer (RSU)	$200,000	Paid annually on the date of the annual meeting and deferred until the director's retirement from the Board. Dividend equivalents on the RSUs are reinvested until distribution.
Audit Committee Chair	Annual Cash Retainer	$30,000	Paid in quarterly installments.
Compensation & Management Development Committee Chair	Annual Cash Retainer	$20,000	Paid in quarterly installments.
Environmental, Health & Safety Committee Chair	Annual Cash Retainer	$20,000	Paid in quarterly installments.
Governance and Sustainability Committee Chair	Annual Cash Retainer	$20,000	Paid in quarterly installments.

The annual retainer increased from $275,000 to $290,000 for the 2022-2023 fiscal year to align to the median of market. The annual cash retainer was increased from $110,000 to $115,000 and the annual equity retainer was increased from $165,000 to $175,000. Prior to this, the annual retainers for the non-employee director compensation program had not changed since 2017. It's important to emphasize the annual equity retainer is deferred until the director's retirement from the Board.

Non-employee directors generally receive their compensation for a fiscal year beginning on the date of the annual stockholders meeting. The following table shows how compensation is paid to individuals who become non-employee directors after the annual meeting. In this case, the equity retainer would be paid the first of the month following appointment and the cash retainers will be paid on the scheduled quarterly payment dates.

AN INDIVIDUAL WHO BECAME A NON-EMPLOYEE DIRECTOR	BUT BEFORE	WILL RECEIVE
after the annual meeting	August 1	full compensation
on or after August 1	the next annual meeting	pro-rated compensation

Non-employee directors are reimbursed for expenses (including costs of travel, food, and lodging) incurred in attending Board, committee, and stockholder meetings. Directors are also reimbursed for reasonable expenses associated with other business activities, including participation in director education programs. In addition, Williams pays premiums on directors' and officers' liability insurance policies.

Like all Williams employees, directors are eligible to participate in the Williams Matching Grant Program for eligible charitable organizations and the United Way Program. The maximum matching contribution in any calendar year is $10,000 for a participant in the Matching Grant Program and $25,000 for a participant in the United Way Program.

Director Compensation for Fiscal Year 2023

The compensation earned by each director for 2023 service is outlined in the following table:

NAME	FEES EARNED OR PAID IN CASH [1]	FEES EARNED OR PAID IN STOCK [2]	OPTION AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS	ALL OTHER COMPENSATION [3]	TOTAL
Stephen W. Bergstrom	$115,000	$374,993	$—	$—	$—	$25,000	$514,993
Nancy K. Buese [4]	28,750	—	—	—	—	—	28,750
Michael A. Creel	130,000	175,001	—	—	—	10,000	315,001
Stacey H. Doré	130,000	175,001	—	—	—	—	305,001
Carri A. Lockhart [5]	115,000	218,743	—	—	—	—	333,743
Richard E. Muncrief	115,000	175,001	—	—	—	10,000	300,001
Peter A. Ragauss	122,500	175,001	—	—	—	—	297,501
Rose M. Robeson	137,500	175,001	—	—	—	—	312,501
Scott D. Sheffield	120,000	175,001	—	—	—	—	295,001
Murray D. Smith	120,000	175,001	—	—	—	—	295,001
William H. Spence	135,000	175,001	—	—	—	35,000	345,001
Jesse J. Tyson	115,000	175,001	—	—	—	—	290,001

(1)   The fees paid in cash are itemized in the following chart:

NAME	ANNUAL CASH RETAINER INCLUDING SERVICE ON TWO COMMITTEES	AUDIT COMMITTEE CHAIR RETAINER	COMPENSATION & MANAGEMENT DEVELOPMENT COMMITTEE CHAIR RETAINER	GOVERNANCE & SUSTAINABILITY COMMITTEE CHAIR RETAINER	ENVIRONMENTAL, HEALTH, & SAFETY COMMITTEE CHAIR RETAINER	TOTAL
Bergstrom	$115,000	$ —	$ —	$ —	$ —	$115,000
Buese [4]	28,750	—	—	—	—	28,750
Creel	115,000	—	—	—	15,000	130,000
Doré	115,000	—	—	15,000	—	130,000
Lockhart	115,000	—	—	—	—	115,000
Muncrief	115,000	—	—	—	—	115,000
Ragauss	115,000	7,500	—	—	—	122,500
Robeson	115,000	22,500	—	—	—	137,500
Sheffield	115,000	—	5,000	—	—	120,000
Smith	115,000	—	—	—	5,000	120,000
Spence	115,000	—	15,000	5,000	—	135,000
Tyson	115,000	—	—	—	—	115,000

(2)   Awards were granted under the terms of the 2007 Incentive Plan and represent time-based RSUs. Amounts shown are the grant date fair value of awards computed in accordance with FASB ASC Topic 718. The assumptions used to value the stock awards can be found in our Form 10-K for the year-ended December 31, 2023.

(3)   All other compensation includes matching contributions paid in 2023 made on behalf of the Board to charitable organizations through the Matching Grants Program or the United Way Program. It is possible for Directors to make charitable contributions at the end of the year that are not matched by the Company until the following year.

(4)   Ms. Buese retired from the Board in February 2023. The payment for her service in the fourth quarter of the 2022-2023 fiscal year was paid in early 2023.

(5)   Ms. Lockhart was appointed to the Board on February 10, 2023. She received a pro-rata stock award for her service in the fourth quarter of the 2022—2023 fiscal year that was awarded in early 2023.

Outstanding Awards as of Fiscal Year End 2023

The aggregate number of stock options and stock awards held by directors outstanding as of December 31, 2023, is as follows:

NAME	NUMBER OF SHARES OR UNITS OF STOCK OUTSTANDING	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE
Bergstrom	129,959	—
Buese [1]	—	—
Creel	56,246	—
Dore	23,598	—
Lockhart	7,630	—
Muncrief	12,599	—
Ragauss	56,246	—
Robeson	24,639	—
Sheffield	56,246	—
Smith	82,119	—
Spence	62,595	—
Tyson	12,599	—

(1)   Ms. Buese resigned from the Board effective February 10, 2023, and stock awards distributed upon her resignation.



Williams' success requires a high-performing workforce where all people feel welcome, valued and energized to achieve their full potential.

Corporate Governance

Overview

Our Board believes strong corporate governance is the key to maintaining the trust and confidence of investors, employees, customers, business partners, regulatory agencies, and other stakeholders. Our Board helps establish the foundation needed for running our business with integrity, honesty, and accountability, ensuring that the Company's actions align with the long-term interests of our stockholders. Below is a roadmap for how our Board facilitates strong corporate governance at Williams.

1

Building an Effective Board

SEE PAGES 29-32

Strong corporate governance starts with building an effective Board by identifying and nominating director candidates that are a good fit for the Company's evolving needs and strategy. This section details the process, which begins with an annual evaluation of Board performance and needs and ends with the annual election of our directors by majority stockholder vote. Our director retirement policy and our consideration of director candidates with a diversity of race, ethnicity, and gender help us maintain an effective mix of institutional knowledge and fresh perspectives and a well-rounded pool of skills, qualifications, experience, and diversity.

2

Creating an Effective Board Structure

SEE PAGES 33-35

Our Board leadership and organizational design, including the delegation of tasks to Board committees, ensures the Board exercises strategic oversight over the Company's organizational planning, strategy, and risk management, focusing on the major risks inherent in our business. This section explains the Board's structure and why the Board believes this structure is effective for corporate governance at Williams, including the importance of having only independent directors serve on each Board committee and separating the roles of CEO and Board chair. Additionally, the details on our Board evaluation process demonstrate our work to ensure the Board structure remains effective.

3

Executing on Effective Corporate Governance

SEE PAGES 36-49

The execution of effective corporate governance at Williams includes written policies that are annually reviewed to maintain best practices, regularly scheduled meetings of directors with and without management, work performed by the Board committees to oversee specific subject matters, and the solicitation and integration of feedback from stockholders. Specific details regarding the Board's oversight of CEO succession planning, Company strategy, cybersecurity, political engagement, and ESG are in this section, as well as a discussion of stockholder engagement.

Building an Effective Board
Identifying and Evaluating Director Candidates



1 Evaluate Board Performance and Consider Director Skills, Experience, and Attributes	2 Recruit Directors with Applicable Skills, Experience, and Attributes	3 Assess Director Candidates and Make Recommendations	4 Select Directors for New Positions or Vacancies and Recommend Directors for Election	5 Elect Directors Annually by Majority Stockholder Vote

1 EVALUATE BOARD PERFORMANCE AND CONSIDER DIRECTOR SKILLS, EXPERIENCE, AND ATTRIBUTES

Annually, the Board and each Board committee evaluates its performance. In addition, the Governance and Sustainability Committee routinely evaluates the size, structure, composition, and function of the Board and its committees. The Governance and Sustainability Committee further assesses the skills, experience, and attributes that are currently represented on the Board by each individual director, as well as the skills, experience, and attributes that the Board will find valuable in the future, given the Company's current situation and strategic plans. This assessment enables the Board to update as necessary the skills, experience, and attributes it seeks in the Board as a whole and in individual directors.

Our Board seeks directors with a variety of occupational and personal backgrounds to obtain a range of viewpoints and perspectives. The Board believes that this diversity of experience, geography, race or ethnicity, gender, and age enhances the Board's effectiveness by leading to varying perspectives and broader discussions. See below and the "**Director Skills, Experience, and Attributes**" section for a list of the skills, experience, and attributes the Board has determined are important for oversight of the Company.

The Board and each of its standing committees conduct annual evaluations and self-assessments as follows:

  

COMMITTEE EVALUATION AND ASSESSMENT → **BOARD EVALUATION AND ASSESSMENT** → **INCORPORATING FEEDBACK**

For more information on this process, see the "**Creating an Effective Board Structure**" section.

2 RECRUIT DIRECTORS WITH APPLICABLE SKILLS, EXPERIENCE, AND ATTRIBUTES

The Governance and Sustainability Committee and the Board recruit directors and receive recommendations for director candidates from a variety of different sources, including referrals from management or existing members of the Board, and the following:

Rooney Rule. In 2021, our Board added the Rooney Rule to our Corporate Governance Guidelines requiring consideration of candidates with a diversity of race, ethnicity, and gender each time the Governance and Sustainability Committee evaluates filling a vacancy or new position on the Board. The Board believes this will result in recruiting candidates from historically underrepresented groups.

Search Firms. The Governance and Sustainability Committee may source candidates through outside search firms, and, in such case, the Rooney Rule still applies to the candidate pool provided.

Stockholder Recommendations. Stockholders may recommend a candidate to the Governance and Sustainability Committee by sending the candidate's name and a detailed description of the candidate's qualifications, a document indicating the candidate's willingness to serve, and evidence of the stockholders' stock ownership to: The Williams Companies, Inc., One Williams Center, MD 47, Tulsa, Oklahoma 74172, Attn: Corporate Secretary.

Stockholder Nominations. Our By-laws also provide that a stockholder may nominate director candidates for election if the stockholder is a stockholder of record (1) when making a nomination, and (2) on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders. The stockholder must also satisfy the procedures provided in the By-laws of The Williams Companies, Inc. (the "By-laws"), including providing notice of a nomination in proper written form. Our corporate secretary must receive the notice at our principal executive offices not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for our 2025 annual meeting of stockholders, our corporate secretary must receive notices not earlier than December 31, 2024, and not later than January 30, 2025.

Proxy Access. Our By-laws contain a "proxy access" provision allowing stockholders to include in our proxy materials information regarding director candidates nominated by stockholders in certain circumstances.



A stockholder or group of up to **25 stockholders.**

Owning at least 3% of our outstanding common stock.

Continuously for 3 years as of the date of the stockholder notice and through the annual meeting.

May nominate and include in our proxy statement the **greater of two director candidates or 20% of the Board.**

If the stockholders provide notice satisfying the requirements in our By-laws, and the nominees satisfy the requirement in our By-laws.

For the proxy access option, our corporate secretary must receive the notice at our principal executive offices not later than the close of business on the 120th calendar day, nor earlier than the close of business on the 150th calendar day, prior to the anniversary of the date (as stated in our proxy materials) the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders. For our 2025 annual meeting of stockholders, our corporate secretary must receive such notice not earlier than October 21, 2024, and not later than November 20, 2024.

The above-described notice and procedures are summaries and are not complete. For further information, please refer to our By-laws, which are included as an exhibit to our annual report on Form 10-K filed with the SEC and available on our website at www.williams.com.

Universal Proxy Cards. In addition to satisfying the deadlines in the advance notice provisions of our By-laws for stockholder nominations, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the other notices required under Rule 14a-19 of the Exchange Act to our corporate secretary no later than 60 days prior to the one-year anniversary of the previous annual meeting of stockholders. To be timely for our 2025 annual meeting of stockholders, our corporate secretary must receive such notice no later than March 3, 2025.

For information concerning submitting a proposal regarding matters other than the election of directors, please see the "**Questions and Answers about the Annual Meeting and Voting**" section.

3 ASSESS DIRECTOR CANDIDATES AND MAKE RECOMMENDATIONS

The Governance and Sustainability Committee is responsible for developing and recommending to the Board qualifications and criteria for identifying and assessing director candidates. The Governance and Sustainability Committee conducts a preliminary assessment of each candidate's resume, other biographical and background information, and willingness to serve. In evaluating a director nominee and in reviewing the skills, experience, and attributes of the other Board directors or nominees, the Governance and Sustainability Committee considers a variety of factors, including each nominee's independence, financial literacy, personal and professional accomplishments, and experience in light of the Company's needs and priorities. For incumbent directors, the Governance and Sustainability Committee also considers past performance.

The minimum qualifications the Governance and Sustainability Committee believes a director nominee must possess include:

- an understanding of business and financial affairs and the complexities of a business organization;

- a genuine interest in Williams and in representing all our stockholders;

- a willingness and ability to spend the time required to function effectively as a director;

- an open-minded approach and the resolve to make independent decisions on matters presented for consideration;

- a reputation for honesty and integrity beyond question;

- independence as defined by the NYSE Listed Company Manual and qualifications otherwise required in accordance with applicable law or regulation;

- strong intellectual capital, performance enhancing ideas, and strong networks that contribute to stockholder value;

- ability to enhance the decision-making process by bringing relevant knowledge, rigorous analysis, and a desire for constructive engagement; and

- demonstrated, seasoned judgment for decisions involving broad and multi-faceted issues.

The Board Chair and the Governance and Sustainability Committee Chair then interview qualified candidates. Candidates also may meet with other directors and senior management. At the conclusion of this process, the Governance and Sustainability Committee makes a recommendation to the Board whether to appoint the candidate to the Board or recommend that our stockholders elect such person as a director at the next annual meeting. The Governance and Sustainability Committee uses the same process to evaluate all candidates regardless of the source of the nomination.

4 SELECT DIRECTORS FOR NEW POSITIONS OR VACANCIES AND RECOMMEND DIRECTORS FOR ELECTION

The Board may elect, by a majority vote, a director candidate recommended by the Governance and Sustainability Committee to fill a new opening or a vacancy on the Board. Additionally, the Board, upon the recommendation of the Governance and Sustainability Committee, nominates director candidates for election at the annual meeting of stockholders. Stockholders also have certain rights to nominate director candidates for election as described on the preceding page.

5 ELECT DIRECTORS ANNUALLY BY MAJORITY STOCKHOLDER VOTE

Stockholders annually elect the directors who will serve on our Board at the annual meeting of stockholders by a majority voting standard in uncontested elections and a plurality voting standard for contested elections as described in further detail in the "**Proposal 1: Elect 12 Director Nominees for a One-year Term**" section.

Director Orientation and Onboarding

For any new directors, we conduct an orientation at our headquarters in Tulsa prior to the new director attending his or her first Board meeting. The orientation kicks off with a general overview of the company from our President and CEO, which includes Williams' Vision, Mission, and Core Values, our strategy, plan and goal setting process, and an introduction to our executive leadership team. Throughout the orientation, the new director spends time with each member of our executive management team. Other members of management may participate in presentations as well. Topics covered include the following:

• an overview of our assets and operations, the drivers of profitability, and key risks and control systems, which includes a discussion of our cybersecurity program;

• an overview of financials, including historical performance/forecasts, key financial metrics, investor relations, and the company's annual financial planning process;

• an overview of legal, government affairs and compliance, including a report on current significant litigation matters and FERC training;

• an overview of audit functions;

• an overview of environmental, safety and health initiatives and emission reporting and reduction opportunities;

• an overview of our Company organizational structure and human resources focusing on leadership development, succession planning, and diversity and inclusion; and

• an overview of the duties and responsibilities of each Board standing committee.



Williams is focused on the safe, reliable, and efficient delivery of clean energy to consumers across the United States.

Creating an Effective Board Structure

While the Board is ultimately responsible for oversight, the Board delegates some of this responsibility to one of four standing Board committees. Management also plays an important role in implementing the processes and procedures designed to mitigate risk and assist the Board in the exercise of its oversight function.

Board Structure and Oversight

Board of Directors

- Oversees risk management, including the process for identifying, assessing, and managing risks.
- Oversees the Company's corporate governance and the conduct of the Company's business in accordance with the highest ethical standards and in compliance with laws, regulations, and other standards.

- Oversees the CEO by collaboratively setting performance goals and independently assessing performance.
- Oversees the Company's strategic and financial plans and monitors implementation of those plans.
- Oversees succession planning for the CEO, the Board, and Board committees.



Standing Board Committees*

As of March 20, 2024

Each standing Board committee has a charter adopted by the Board outlining the committee's duties and responsibilities. The Board appoints each committee's members and chair. At each regular Board meeting, the Board receives reports on significant committee activities. The Board may additionally form ad hoc committees related to certain matters. The Board currently has one ad hoc advisory committee related to our share repurchase program.

AUDIT COMMITTEE

Oversees the engagement of our independent registered public accounting firm, our financial reporting and related internal controls, our internal audit department, the effectiveness of cybersecurity risk management protocols and other risk protocols related to financial matters, and compliance matters related to finance and accounting.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Oversees executive and equity-based compensation programs, management development and retention, independent director compensation, stock ownership requirements for directors and management, and elements of human capital management, including diversity and inclusion initiatives and progress.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

Oversees risk management relating to environmental, health, and safety matters, including oversight of management's safety-related policies and procedures.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Oversees Board and Board committee membership, governing policies, officer appointments, ESG strategy and policies (including as related to climate change), and our Ethics and Compliance Program.



Management

- Identifies material risks.
- Creates processes and procedures to mitigate against those risks.
- Regularly evaluates the adequacy and implementation of risk mitigation processes and procedures.

- Integrates risk management into our corporate strategy.
- Regularly reports to the Board or Board committees, as applicable, regarding risk management.
- Regularly communicates with the Board regarding the Company's strategic and financial plans and execution of those plans.

Board Leadership

Alan S. Armstrong serves as our President and CEO, and Stephen W. Bergstrom serves as our Board Chair. Pursuant to our By-laws and our Corporate Governance Guidelines, the same or different persons may hold the positions of Board Chair and CEO. At this time, the Board believes that having an independent Board Chair is the most appropriate Board leadership structure. The Board believes that having an independent Chair aids the Board's oversight of management and promotes communications among the Board, the CEO, and other members of senior management. In addition, having a separate Board Chair and CEO allows Mr. Armstrong to focus on his responsibilities in managing the Company. The Board retains the flexibility to revise this structure based upon its periodic assessment and review of the Company's needs and leadership.

RESPONSIBILITIES OF THE BOARD CHAIR INCLUDE

- Presiding over Board meetings and executive sessions of the independent directors.
- Overseeing the planning of the annual Board calendar, and, in consultation with the CEO, scheduling and setting the agendas for the Board meetings.
- Overseeing the appropriate flow of information to the Board.
- Acting as liaison between the independent directors and management.

- Assisting the chairs of the various Board committees in preparing agendas for committee meetings.
- Chairing the Company's annual meeting of stockholders.
- Performing other functions and responsibilities referred to in the Corporate Governance Guidelines or requested by the Board from time to time.



Front row: Robeson, Spence, Smith, Doré, Ragauss, Sheffield, Muncrief
Back row: Creel, Tyson, Bergstrom, Armstrong, Lockhart

Board Evaluation Process

The Board and each of its standing committees conduct annual evaluations and self-assessments as follows:







COMMITTEE EVALUATION AND ASSESSMENT

- An internal survey regarding committee performance is circulated to our directors during the fourth quarter of the year.
- The Survey asks the directors questions on areas critical to committee effectiveness including:
  - Meeting Effectiveness
  - Committee Chair Effectiveness
  - Director Preparation
  - Overall Committee Effectiveness

BOARD EVALUATION AND ASSESSMENT

- An internal survey regarding Board performance is circulated to our directors during the fourth quarter of the year.
- The Survey asks the directors questions on areas critical to Board effectiveness including:
  - Individual Director Responsibilities
  - Board Role/Duties and Preparation
  - Board Preparation, Meetings, and Agendas
  - Board Chair Effectiveness
  - Board Organization

INCORPORATING FEEDBACK

- Survey results are collected, analyzed, and presented in the aggregate to all directors and include a comparison to the previous year's survey results.
- Survey results are discussed at the Board meeting during the first quarter of the year.

The Governance and Sustainability Committee oversees the evaluation process, including reviewing the evaluation process effectiveness. In addition, the Governance and Sustainability Committee annually evaluates the following:

- **The size, structure, and composition of the Board and each Board committee.**
- **The skills, experience, and attributes currently represented on the Board.**
- **The skills, experience, and attributes that the Board will find valuable in the future based on the Company's strategic plans.**

This assessment helps the Governance and Sustainability Committee determine which director candidates to nominate to fill a Board vacancy or elect at the annual meeting of stockholders and which directors should serve on the Board's committees. See also the "**Building an Effective Board**" section. The Governance and Sustainability Committee may also evaluate each director's individual performance on an as needed basis.

Each Board committee also annually reviews its own charter, and the Governance and Sustainability Committee annually reviews our Corporate Governance Guidelines to ensure we maintain best practices.

Executing on Effective Corporate Governance

The Board exercises its oversight through the creation and approval of governance policies and best practices, meeting regularly with and without management, and incorporating feedback received from stockholders.

Corporate Governance Policies and Best Practices

Our Board has developed corporate governance policies and adopted best practices to guide our risk management and ensure that our core values (authentic, reliable performers, safety driven, responsible stewards) are engrained in how we do our work every day on behalf of our stakeholders. Our governing documents are available through the Investors page of our website at www.williams.com. If you prefer to receive printed copies of these documents, please send a written request to our Corporate Secretary at The Williams Companies, Inc., One Williams Center, MD 47, Tulsa, Oklahoma 74172. The information on our website is not incorporated by reference or otherwise made a part of this proxy statement.

GOVERNING DOCUMENTS AND POLICIES

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE WILLIAMS COMPANIES, INC. ("CHARTER") & BY-LAWS



Establishes our foundational corporate governance requirements and certain stockholder rights, including the following:

- Establishing our Board with no less than 5 and up to 17 directors annually elected by a majority voting standard for uncontested elections.
- Providing the process, procedures, and requirements for Board meetings.
- Allowing the removal of directors by stockholders with or without cause, upon a majority vote.
- Giving stockholders certain rights to nominate directors and include them in any proxy materials (as described in more detail in the "**Building an Effective Board**" section).

COMMITTEE CHARTERS



Each standing Board committee has its own charter establishing the committee's responsibilities, the process for self-evaluation and reporting to the full Board, and requiring committee members be independent as defined by the NYSE Listed Company Manual. For information on each committee's duties, see the committee descriptions later in this section.

CORPORATE GOVERNANCE GUIDELINES



Provides a framework for our corporate governance and addresses the operation, structure, and practice of the Board and its committees, including the following:

- Establishing the Board's responsibility for the evaluation and compensation of the CEO, management succession, and annual or more frequent review of the Company's long-term strategic plan.
- Requiring all directors except the CEO to be independent as defined by the NYSE Listed Company Manual, and requiring the independent directors to meet without management at each regularly scheduled meeting.
- Allowing for separation of the CEO and Board chair.
- Outlining the criteria important for director candidates, including requiring consideration of candidates with a diversity of race, ethnicity, and gender.
- Requiring stock ownership guidelines for directors and senior officers.
- Limiting the service of our directors on publicly held company boards and investment company boards to no more than four (including our Board) and providing a retirement age for directors.

The Governance and Sustainability Committee reviews these guidelines at least annually and recommends changes to the Board, as necessary.

CODE OF BUSINESS CONDUCT



Addresses, among other things, the Company's Ethics and Compliance Program, the protection of Company assets, compliance with all laws and regulations, and anti-harassment and other policies related to establishing our work environment. Specific policies addressed in the Code of Business Conduct include:

- Equal Employment Opportunities
- Political Contributions & Conduct & Government Affairs
- Gifts & Entertainment
- Internal Reporting & Non-Retaliation Commitment
- FERC Rules & Regulations
- Drug & Alcohol
- Privacy with Respect to Company & Personal Property & Equipment
- Acceptable Use

- Prohibitions on Discrimination & Harassment
- Gifts to Government & Regulatory Officials & Employees
- Anti-Corruption
- Antitrust
- Workplace Violence Risk Reduction & Response
- Environmental, Health & Safety
- Personal Information Privacy
- External Communication & Disclosure of Information
- Cybersecurity

The Code of Business Conduct is applicable to every Williams employee, officer, including our CEO, Chief Financial Officer, and Chief Accounting Officer, and the Board. The Board reviews the Code of Business Conduct annually and approves any changes. Additionally, all employees complete annual Code of Business Conduct training, and all leaders annually acknowledge and certify to their understanding and compliance with the Code of Business Conduct.

POLICIES & STANDARDS



Our Board and management have developed several other policies to help ensure the Company complies with all laws and regulations and operates with the highest ethical standards. Those policies include the following:

- **Policy on Securities Trading.** Prohibits employees, including officers and directors, from engaging in short sales, hedging transactions, speculative transactions, pledging, or any transactions designed to hedge or offset any decrease in the market value of Company securities, including common stock, debt, stock options, and other derivative or non-derivative securities related to Company stock.

- **Policy and Procedures with Respect to Related Person Transactions.** Establishes the process and procedures governing transactions with related parties. Our written Policy and Procedures with Respect to Related Person Transactions covers any transaction or proposed transaction involving our Company and a related party that exceeds $120,000, and in which the related party had or will have a direct or indirect material interest in the transaction. Related parties include directors and director nominees, executive officers, shareholders beneficially owning more than 5% of the Company's voting securities, and the immediate family members of directors, executive officers and beneficial shareholders owning more than 5% of the Company's voting securities. The Board, excluding the director involved directly or indirectly in the transaction, must review and approve any proposed related person transaction involving a director or the chief executive officer. The Governance and Sustainability Committee reviews proposed transactions with any other related persons that would otherwise require disclosure in our SEC filings. If convening a meeting before a related party transaction occurs is impractical, the Governance and Sustainability Committee Chair may review the transaction alone. The Governance and Sustainability Committee, its Chair, or the Board, as applicable, may approve, in good faith, only those related person transactions that are in, or not inconsistent with, the Company's best interests and the best interests of our stockholders. For this review, considerations include the benefits of the transaction to the Company, the impact on a director's independence where applicable, the availability of comparable products or services, the transaction terms, the terms available to unrelated third parties and employees generally, and the nature of the relationship between the Company and the related party. No related party transactions required review or approval by the Governance and Sustainability Committee, its Chair, or the Board in 2023.

- **Human Rights Policy and Statement.** Commits us to principles aimed at promoting, protecting, and supporting all internationally recognized human rights and to avoid complicity in human rights abuses.

- **Code of Conduct for Suppliers and Contractors.** Sets the expectations for those with whom we work regarding our core values, human rights, ethics and legal compliance, asset and information protection, and environmental, health, and safety matters. Additionally, the policy provides information regarding how to report any concerns or misconduct.

Board and Board Committee Meetings

Our Corporate Governance Guidelines require that the Board hold at least four regularly scheduled meetings each year, and that our independent directors meet in executive session, without the CEO present, at each regularly scheduled meeting. Our Board met 8 times in 2023, and our independent directors met in executive session at each of the four regularly scheduled meetings. Each director attended at least 75% of the aggregate total number of Board and applicable Board committee meetings during their time of Board service in 2023. All of our 2023 directors attended the 2023 annual meeting of stockholders in accordance with our Corporate Governance Guidelines.

8
BOARD MEETINGS
for a total of 30 Board and standing Board committee meetings held in 2023

| | | COMMITTEES* | | |
DIRECTOR	AUDIT	COMPENSATION & MANAGEMENT DEVELOPMENT	GOVERNANCE & SUSTAINABILITY	ENVIRONMENTAL, HEALTH & SAFETY
Alan S. Armstrong CEO				
Stephen W. Bergstrom Board Chair		●	●	
Michael A. Creel	●			*Chair*
Stacey H. Doré	●		*Chair*	
Carri A. Lockhart		●		●
Richard E. Muncrief		●		●
Peter A. Ragauss	●		●	
Rose M. Robeson	*Chair*			●
Scott D. Sheffield		●		●
Murray D. Smith		●		●
William H. Spence		*Chair*	●	
Jesse J. Tyson	●		●	

Chair   Committee Chair
●   Committee Member

The Board appointed Ms. Lockhart effective February 10, 2023. Ms. Lockhart joined the Compensation and Management Development and Environmental, Health and Safety Committees. Effective February 1, 2023, the Board appointed new committee chairs.

AUDIT COMMITTEE*



Rose M. Robeson, *Chair*



Michael A. Creel



Stacey H. Doré



Peter A. Ragauss



Jesse J. Tyson

8 meetings
WERE HELD IN 2023

Key Responsibilities

Standing Audit Committee. Established in accordance with Exchange Act § 3(a)(58)(A).

Oversight of the Independent Auditor. Appoints (taking into account the stockholder vote on ratification), retains, and oversees the independent auditor, including review of independence, qualifications, and performance and approval of all fees paid and audit/non-audit services performed.

Oversight of Financial Reporting. Oversees the Company's financial reporting processes, including financial statement integrity, earnings releases, and compliance with legal and regulatory requirements.

Oversight of Risk Assessment and Management. Discusses with management policies related to risk assessment and risk management and steps taken to monitor and control exposures.

Oversight of Internal Audit. Reviews the performance of our internal audit function.

Oversight of Compliance Related to Financial Matters. Reviews Code of Business Conduct complaints or other investigations related to financial and accounting matters and shares oversight with the Governance and Sustainability Committee for government relations and ESG focusing on matters related to numerical integrity, including SEC disclosures.

Oversight of Cybersecurity. Oversees the implementation and effectiveness of risk management protocols for information technology and cybersecurity and reviews material breaches and attacks. The full Board retains oversight of cybersecurity policy and strategy.

2023 Highlights

- Refreshed the Chair position.
- Reviewed proposed SEC rules regarding clawbacks of erroneously awarded compensation and discussed potential changes to our periodic and annual SEC filings.
- Reviewed cybersecurity controls and compliance with Transportation Security Administration mandates and new SEC cybersecurity disclosure rules.
- Reviewed assurance of the annual sustainability report and preparations for the SEC's proposed climate disclosures.
- Reviewed the Commodity Risk Management policy and commodity risk management committee materials.
- Reviewed accounting matters related to recent acquisitions.
- Discussed implications of generative artificial intelligence in regard to cybersecurity and overall risk.
- Reviewed an external assessment of the Compliance and Ethics Program.
- Obtained an external assessment of Williams' Internal Audit function to evaluate adherence to professional standards.

Evaluation and Transparency

- Reviews the charter annually and recommends any changes.
- Evaluates performance annually and reports the results to the Board.
- Reports activities to the Board at every regularly scheduled Board meeting.
- Approves the Audit Committee Report included in the proxy statement.

Independent Directors

100%

Charter:
https://www.williams.com/wp-content/uploads/sites/8/2022/11/2022.10.24-Audit-Committee-Charter-Current.pdf

* Ms. Robeson became the Audit Committee Chair effective February 1, 2023, replacing Mr. Ragauss.

INDEPENDENCE REQUIREMENTS

The Board determined that all current members of the Audit Committee meet the heightened independence requirements in the NYSE's Listed Company Manual and SEC regulations applicable to audit committee members.

FINANCIAL LITERACY, AUDIT COMMITTEE FINANCIAL EXPERTS

The Board determined that:

- All the members of the Audit Committee serving during 2023 and all current members of the Audit Committee are "financially literate" as defined by the NYSE Listed Company Manual and Company policy.

- The Audit Committee currently has 4 members, including the Chair, that qualify as audit committee financial experts as defined by the SEC: Michael A. Creel, Peter A. Ragauss, Rose M. Robeson, and Jesse J. Tyson.

Our Corporate Governance Guidelines provide that no member of the Audit Committee may serve on more than three public company audit committees, including the Company's Audit Committee, unless approved by the Board. As of the date of this proxy statement, no member of the Audit Committee is serving on more than three public company audit committees.



Williams moved record volumes of natural gas in 2023 and expanded its footprint with new projects and strategic acquisitions.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE*



William H. Spence, *Chair*



Stephen W. Bergstrom



Carri A. Lockhart



Richard E. Muncrief



Murray D. Smith



Scott D. Sheffield

4 meetings
WERE HELD IN 2023

Key Responsibilities

Oversight of Executive & Equity-Based Compensation. Oversees and approves the executive compensation philosophy, policies, and programs that align the interest of our executives with our stockholders, including setting corporate goals for compensation, evaluating the performance of executives in light of those goals, and approving executive compensation. Oversees equity-based compensation plans and benefit plans that do not require stockholder approval. Oversees material risks associated with our compensation programs. Engages and oversees any independent compensation consultant.

Oversight of Talent Development and Human Capital Management. Reviews succession plans for executive officer positions and assists the Board with succession planning for the CEO as requested. Advises on elements of human capital management, including annual reviews of diversity and inclusion initiatives and progress and management's efforts to increase diverse representation across recruiting, retention, and career development.

Oversight of Director Compensation and Director and Executive Officer Stock Ownership. Develops and reviews compliance with stock ownership policies for directors and executive officers. Reviews Board compensation annually and makes any recommendations.

2023 Highlights

- Refreshed the committee Chair position.
- Reviewed the Company's total rewards program, including the Company's annual pay equity review process.
- Reviewed succession and development plans for executive officers other than the CEO.
- Reviewed the Company's enterprise-wide talent management accomplishments, goals, and metrics for the Company's diversity and inclusion program.
- Considered the effectiveness of the Company's compensation structure and annual, and long-term incentive programs in supporting Williams' strategy.
- Reviewed the Company's focus on pay for performance in our compensation program.
- Created a new recoupment policy for the Company.
- Revised charter to include new SEC recoupment/clawback requirements.

Evaluation and Transparency

- Reviews the charter annually and recommends any changes.
- Evaluates performance annually and reports the results to the Board.
- Reports activities to the Board at every regularly scheduled Board meeting.
- Reviews and recommends to the Board the approval of the Compensation and Discussion Analysis Disclosures for the proxy statement and annual report on Form 10-K.

Independent Directors

100%

Charter:
https://www.williams.com/wp-content/uploads/sites/8/2019/11/2023.07.25-CURRENT-Compensation-and-Management-Development-Committee-Charter.pdf

---

* Mr. Spence became the Compensation and Management Development Committee Chair effective February 1, 2023, replacing Mr. Sheffield. Ms. Buese served on the Compensation and Management Development Committee until her resignation in February 2023. Ms. Lockhart joined the Compensation and Management Development Committee February 10, 2023, upon her appointment to the Board.

INDEPENDENCE REQUIREMENTS

The Board has determined that all current members of the Compensation and Management Development Committee meet the heightened independence requirements under the NYSE Listed Company Manual for compensation committee members. This determination included Ms. Buese, who resigned from the Board in February 2023, and Ms. Lockhart, who joined the Compensation and Management Development Committee in February 2023.

Additionally, members of the Compensation and Management Development Committee must meet the definition of "Non-Employee Director" included in Section 16 of the Exchange Act. In connection with its assessment of independence of each director that serves on the Committee, the Board also determined that all Compensation and Management Development Committee members (including Ms. Buese and Ms. Lockhart) met the additional independence standards required by the Exchange Act.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2023, Stephen W. Bergstrom, Nancy K. Buese, Carri A. Lockhart, Richard E. Muncrief, Scott D. Sheffield, Murray D. Smith, and William H. Spence served on the Compensation and Management Development Committee for all or a portion of time. None of these directors has ever been an officer or employee of the Company or any of our subsidiaries, and none has an interlocking relationship requiring disclosure under applicable SEC regulations as follows: (1) none of the Company's executive officers serve on the Board or compensation committee of a company that has an executive officer that serves on the Williams' Board or Compensation and Management Development Committee; and (2) none of our Board members are executive officers of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

INDEPENDENT EXECUTIVE COMPENSATION ADVISOR

The Compensation and Management Development Committee selected and retained Frederic W. Cook & Co. ("FW Cook") as an independent executive compensation consulting firm to provide the following services:

- provide competitive market data and advice related to the CEO's compensation and incentive design;
- review and evaluate management-developed market data and recommendations on compensation, incentive mix, and incentive design for NEOs and certain other executives (excluding the CEO);
- develop the selection criteria and recommend comparator companies for executive compensation and performance comparisons;
- provide information on executive compensation trends and their implications to Williams; and
- provide competitive market data and advice on non-employee director compensation.

The Compensation and Management Development Committee evaluates the independence of FW Cook, including consideration of the factors specified in Rule 10C-1 under the Exchange Act and the NYSE's Listed Company Manual, to ensure that the advisor maintains objectivity and independence when rendering advice to the Committee. FW Cook does not provide any additional services to Williams. The compensation consultant reports to the Compensation and Management Development Committee and is independent of management. The Compensation and Management Development Committee has determined that the services FW Cook provides do not create a conflict of interest.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE*



Michael A. Creel, *Chair*



Carri A. Lockhart



Richard E. Muncrief



Rose M. Robeson



Scott D. Sheffield



Murray D. Smith

4 meetings
WERE HELD IN 2023

Key Responsibilities

Oversight of EH&S. Reviews and monitors the Company's EH&S activities, including compliance with applicable and proposed legislation, regulations, and orders; conformance with industry standards and best practices; people health, safety, and security; environmental sustainability; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs.

Provides oversight for the Company's EH&S practices, including compliance with legal and regulatory requirements. Evaluates EH&S matters as part of the Company's business operations and strategy.

Monitors efforts to create a culture of continuous improvement in the Company's EH&S practices and efforts to develop and effectively implement EH&S systems, programs, and policies.

Reviews critical incidents regarding the Company's assets or operations and oversees management's monitoring and enforcement of Company policies to protect the health and safety of employees, contractors, customers, the public, and the environment.

Reviews and monitors significant regulatory audits, findings, orders, reports, and/or recommendations issued by or to the Company related to EH&S matters.

2023 Highlights

- Refreshed the committee Chair position.
- Reviewed safety incidents and remediation efforts and recommendations.
- Reviewed and discussed the safety and environmental performance metrics for the Company, including the 2023/2024 AIP metrics and performance related to EH&S.
- Reviewed safety metrics in regard to target of our 2023 AIP program which includes safety performance, LOPC, and methane emissions.
- Received updates and reassessed the Safety Culture Assessment program and franchise specific results.
- Received updates on the Pipeline Integrity Hard Spot Program.
- Continued to discuss proposed regulation of Per-and Polyfluoroalkyl Substances (PFAS) by the EPA.

Evaluation and Transparency

- Reviews the charter annually and recommends any changes.
- Evaluates performance annually and reports the results to the Board.
- Reports activities to the Board at every regularly scheduled Board meeting.

Independent Directors

100%

Charter:
https://www.williams.com/wp-content/uploads/sites/8/2019/11/2021.07.28-EHS-Committee-Charter-CURRENT.pdf

*Mr. Creel became the EH&S Committee Chair effective February 1, 2023, replacing Mr. Smith. Ms. Buese served on the EH&S Committee until her resignation in February 2023. Ms. Lockhart joined the EH&S Committee effective February 10, 2023, upon her appointment to the Board.

GOVERNANCE AND SUSTAINABILITY COMMITTEE*



Stacey H. Doré, *Chair*



Stephen W. Bergstrom



Peter A. Ragauss



William H. Spence



Jesse J. Tyson

6 meetings
WERE HELD IN 2023

Key Responsibilities

Oversight of Board and Committee Membership. Reviews the size, structure, and composition of the Board and its committees and recommends any changes to the Board, including developing director qualifications and identifying and recommending any director candidates and conducting a preliminary review of independence, financial literacy, and other expertise required for certain committees.

Oversight of Governing Policies, Practices, & Procedures. Monitors significant developments in corporate governance, reviews stockholder proposals and correspondence, annually reviews key governance documents, including the Corporate Governance Guidelines and the Code of Business Conduct.

Oversight of Officer Appointments. Reviews officer recommendations.

Oversight of ESG. Oversees ESG policies and strategy, including matters that may arise due to climate change and energy transition, and reviews emerging issues, trends, major legislative and regulatory developments, stakeholder engagement, or other public policy matters related to ESG that may affect business operations, material financial performance, or the reputation of the Company.

Oversight of Compliance & Ethics. Oversees risks related to our Ethics and Compliance Program, including the implementation and effectiveness of the program and policies and procedures regarding compliance with the Code of Business Conduct. Reviews any related party transactions.

2023 Highlights

- Refreshed the committee Chair position.
- Recommended to the Board amendments to two Board committee charters to memorialize existing governance practices and, in respect of the Compensation and Management Development Committee Charter, to incorporate the SEC's new requirement for a recoupment policy.
- Reviewed and approved various Company policies to further align with best practices and stakeholder expectations.
- Reviewed various proposed and final SEC rules pertaining to corporate governance and disclosures.
- Evaluated several director candidates.
- Reviewed the implementation and effectiveness of the Company's Ethics and Compliance Program.
- Reviewed the Company policy on share repurchases in regard to director responsibilities and requirements.
- Reviewed the Company's Charter and recommended to the Board that the Charter be revised and put to a stockholder vote at the Annual Meeting.

Evaluation and Transparency

- Reviews the charter annually and recommends any changes.
- Evaluates performance annually and reports the results to the Board.
- Reports activities to the Board at every regularly scheduled Board meeting.
- Oversees and assists the Board in review of its performance.

Independent Directors
100%

Charter:

https://www.williams.com/wp-content/uploads/sites/8/2020/04/2023.07.25-CURRENT-Governance-and-Sustainability-Committee-Charter-Final.pdf

* Ms. Doré became the Governance and Sustainability Committee Chair February 1, 2023, replacing Mr. Spence.

Stockholder Engagement

We proactively seek year-round engagement with stockholders as a cornerstone of our corporate governance practices. Ongoing and constructive dialogue helps us provide the transparency necessary to build relationships and keeps us informed on emerging issues important to our stockholders. The valuable feedback we receive also helps us to better align our strategy with stockholder expectations. We seek out many ways to foster this collaborative relationship, such as through an ESG non-deal roadshow. For more information on our engagement with all stakeholders, please see our Sustainability Report published on our website, www.williams.com, which is not incorporated herein.

In 2023, our executive officer team engaged with institutional investment firms representing approximately

50%
OF OUR SHARES OUTSTANDING

WILLIAMS YEAR-ROUND ENGAGEMENT PROCESS



WHO WE ENGAGE

- Institutional Investors
- Retail Stockholders
- Sell-side Analysts
- Bond Holders
- Pension Funds
- Proxy Advisory Firms
- Rating Agencies
- ESG Raters/Rankers
- Clean Energy Investments

HOW WE ENGAGE

During 2023, members of our executive management team engaged in 11 investor conferences, 7 non-deal roadshows, 9 Q&A sessions, 25 conference calls, and 15 on-site meetings. We hosted our first ever webcast call for retail investors where our CEO answered questions submitted/voted on by retail investors. We also hosted an analyst day in February at the NYSE to provide in-depth presentations on our operational and financial performance. Through these stockholder outreach efforts, our executive officer team engaged with institutional stockholders from investment firms representing approximately 50% of Williams' shares outstanding. Our Board also periodically invites top institutional investors to present at our Board meetings where such representatives may share their perspective on the Company and our industry. This includes institutional investors with no investment in Williams, so the Board could hear this perspective.

Other facets of our engagement program include quarterly earnings calls during which our executive management team responds to analysts' questions regarding both historical results and forward-looking information. We post presentations from investor conferences on the Investor Relations tab of our website where stockholders can also find earnings releases, sustainability reports, Williams stock information, and other financial and operational information.

We also have a dedicated Investor Relations group that receives and responds to stockholder telephone and email correspondence.

TOPICS DISCUSSED

- Sustainability
- Emission Reduction Strategies/Progress
- Energy Transition
- Human Capital Management
- Financial and Long-Term Business Strategy
- Board Governance
- Strategic Acquisitions
- Executive Compensation
- Cybersecurity
- Diversity and Inclusion

INTEGRATING FEEDBACK

The Board and management evaluate the feedback received during our engagement with stockholders, including the voting results from our annual meeting, and integrate it into their discussions and decision-making processes, as appropriate. Our dialogue with stockholders in recent years has led to, among other things:
- Our decision to join the Oil and Gas Methane Partnership 2.0, which is a measurement-based international methane emissions reporting framework.
- Continued enhancements in our ESG reporting frameworks and sustainability metrics, including release of our EEO-1 Survey data.
- Refinement of our executive compensation practices with the incorporation of environmental performance metrics, and in 2022, the addition of a methane emissions reduction performance metric into our annual incentive program.
- Guidance of our capital allocation, including the repurchase of shares during 2023.
- Reinforcement of our efforts to refresh and diversify our Board and employee base.

COMMUNICATING WITH OUR DIRECTORS

Any stockholder or other interested party may communicate with our independent non-management directors, individually or as a group, by contacting our Corporate Secretary or Board Chair. The contact information is maintained through the Investors page on our website, www.williams.com, and is as follows:

Attn: Board Chair
The Williams Companies, Inc.
One Williams Center, MD 49
Tulsa, Oklahoma 74172

Attn: Corporate Secretary
The Williams Companies, Inc.
One Williams Center, MD 47
Tulsa, Oklahoma 74172

Board and Board Committee Oversight of Certain Matters

Below are spotlights on how the Board and its committees oversee strategy and risk management related to certain matters. Please also see our "**Spotlight on Corporate Sustainability**" section.



CEO EVALUATION AND CEO AND MANAGEMENT SUCCESSION

The Board annually meets in executive session to assess the CEO's performance and collaborates with the CEO in setting the CEO's performance goals. The Board maintains a process for planning orderly succession for the CEO and, in conjunction with the Compensation and Management Development Committee, oversees the other executive officer positions and executive officer development and succession planning.

Annual

CEO performance and goal setting process conducted by the Board.



POLITICAL ADVOCACY AND CONTRIBUTIONS

The Governance and Sustainability Committee, comprised solely of independent directors, annually reviews the Company's political contributions, including trade associations' and other tax-exempt organizations' dues attributable to lobbying.

We participate in the political process, including contributing to public policy discussions, through the lobbying efforts of our Government Affairs and Outreach department and trade associations. Political contributions are made with both corporate contributions and from WILLCO PAC, Williams' political action committee, registered with the Federal Election Commission. WILLCO PAC is an independent, nonpartisan entity that raises voluntary contributions from eligible Williams employees to support candidates for congressional and state offices where permitted by law. The WILLCO PAC does not make contributions to Presidential candidates. WILLCO PAC's giving includes bipartisan contributions to federal and state campaign committees and candidates for elected office. Our corporate giving includes bipartisan contributions to state and local candidates and campaign committees where allowed by applicable law. In determining which candidates and initiatives to support, Williams and WILLCO PAC balance the views promoted by a candidate or ballot initiative, the qualifications and effectiveness of the candidate or organization to which the contribution is made, and the appropriateness of the company's level of involvement in the election or ballot initiative. With respect to particular candidates, the Company's considerations include the candidate's understanding of our industry and support for our positions on issues concerning our businesses; position on key committees that consider legislation critical to our business interests; leadership or potential for leadership; representation where Williams employees or facilities are located; and viability as a successful candidate. We provide a link on our website to the Office of the Clerk for the U.S. House of Representatives, where our federal disclosures for lobbying activities are available, including our aggregate spending for federal lobbying and payments to lobbying service providers.

Trendsetter

FOR FIVE CONSECUTIVE YEARS on the Center for Political Accountability's CPA-Zicklin Index, scoring over 90% on this comprehensive benchmark rating of political disclosure and accountability policies and practices for election-related spending by S&P 500 companies.


CYBERSECURITY

The Board and the Audit Committee are responsible for oversight of our cybersecurity risk. The Board oversees cybersecurity-related policy and strategy. As part of this oversight, our Board reviews a cybersecurity dashboard at every regularly scheduled Board meeting, which includes key performance indicators for cybersecurity process maturity, operational performance, and enterprise performance toward Transportation Security Administration compliance. Additionally, our Chief Information Officer ("CIO") and/or our Chief Information Security Officer ("CISO"), presents to the Board bi-annually regarding our cybersecurity risks and strategies, including as part of our annual long-term strategy session. The Audit Committee, comprised only of independent directors, reviews the implementation and effectiveness of cybersecurity risk management protocols and reviews the effectiveness of information technology security as part of the Company's accounting and internal control policies. As part of this oversight, our CIO and/or CISO presents to the Audit Committee bi-annually, as well as periodically in conjunction with any internal audits related to cybersecurity.

Our management is at the forefront of cybersecurity risk management for our industry. In August 2022, our CEO was appointed to the President's National Infrastructure Advisory Council to advise on reducing physical and cyber risks and improving the security and resiliency of the nation's critical infrastructure. Our CISO is the outgoing chair of the Oil and Natural Gas Subsector Coordinating Council facilitating conversations relating to intelligence sharing, identifying future collaboration opportunities, and advising on potential regulations, national critical infrastructure cybersecurity goals, and strategy. He also chairs the Security subcommittee for the Interstate Natural Gas Association of America.

We have implemented a comprehensive cybersecurity risk management program that is aligned with the National Institute for Standards and Technology's Cybersecurity ("NIST") Framework. We conduct regular internal audits and IT risk strategy sessions to assess cybersecurity threats, and we complete various cyber-readiness drills focused on maintaining our ability to continue transporting product while under a cybersecurity attack. We engage external vendors to conduct annual benchmark maturity assessments on our implementation of the NIST Cybersecurity Framework, annual penetration testing of our IT infrastructure, and biennial cybersecurity architecture design reviews to evaluate our systems, networks, and security services to determine if they are designed, built, and operated in a reliable and resilient manner. We also engage with various governmental entities, as needed, to review our information security controls. All employees and vendors who have access to our systems must complete annual training related to cybersecurity. Additionally, we maintain industry-standard cybersecurity insurance to provide further protection against cybersecurity risk.

75%
OF OUR DIRECTORS
have experience in Information Technology, including through supervision of IT departments and CIOs, writing computer programming, service as executives for companies with large data management demands, and involvement with organizations developing cybersecurity strategies and technologies related to detection, response, and recovery.

Our CIO oversees our enterprise-wide cybersecurity risk management program, which includes:

1. Risk Assessment
2. Policies and Procedures
3. Training and Awareness
4. Third-Party Risk Management
5. Monitoring and Testing
6. Incident Response



CORPORATE ETHICS AND COMPLIANCE PROGRAM

Our Governance and Sustainability Committee annually reviews and amends as necessary our Code of Business Conduct and Code of Conduct for Suppliers and Contractors, which set the ethical conduct expectations for our Company, contractors, and suppliers. See earlier in this section for policy descriptions.

We maintain an Ethics and Compliance Program, which is overseen by our Chief Ethics and Compliance Officer ("Chief Compliance Officer") to administer Code of Business Conduct training and ensure compliance with Company policies, including Federal Energy Regulatory Commission compliance. We encourage our employees to report suspected violations of any law, regulation, or Company policy and offer several confidential mechanisms for reporting. Our Chief Compliance Officer, or his/her delegee, and the General Counsel report to the Audit Committee regarding accounting and auditing concerns and to the Governance and Sustainability Committee regarding all other Code of Business Conduct concerns or calls to our ethics hotline. At least annually, the Governance and Sustainability Committee reviews the effectiveness of our Ethics and Compliance Program. In January 2023, we presented the results of a third-party assessment of our Ethics and Compliance Program to the Governance and Sustainability Committee. We also have an Ethics Advisory Panel with representatives from across the Company that meets regularly to oversee the effectiveness of the Ethics and Compliance Program, review comparative benchmark metrics, and recommend enhancements as needed.

All
EMPLOYEES COMPLETE ANNUAL CODE OF BUSINESS CONDUCT TRAINING.



STRATEGIC PLANNING AND STRATEGIC RISK ASSESSMENT

At each regularly scheduled Board meeting, the directors meet with management to discuss and approve strategic plans, financial goals, capital spending, and other factors critical to successful performance. The Board also participates in an annual strategy session to evaluate our long-term strategy, including evaluating top risks that could affect the execution of our strategy.

Our risk framework is based on the Enterprise Risk Management Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Our risk taxonomy consists of 30 risk categories consolidated into four classifications: Strategic, Operational, Compliance, and Reporting. Through our strategic risk assessment process, we identify the top risks that could have the largest impact on our strategy from the list of 30 risk categories. For each top risk, management identifies a risk tolerance and assigns a risk alignment rating, and a member of our executive management team is responsible for oversight. Management shares the results from the strategic risk assessment with the Board and presents the details of the strategic risk assessment to the Audit Committee. Each Board committee periodically reviews the top risks identified through the strategic risk assessment process that are in the committee's subject matter expertise.

4
CUSTOM SCENARIO ANALYSES are used to test our long-term strategy under a range of potential outcomes using a variety of external inputs and internal analysis.

ESG OVERSIGHT

Board Oversight

- Reviews our annual Sustainability Report prior to publication.
- Oversees management of ESG-related risks.
- Oversees integration of ESG in our corporate strategy (we formally incorporated ESG into our long-term strategy in 2020).



Committee Oversight

GOVERNANCE & SUSTAINABILITY COMMITTEE

- Oversees (a) our ESG strategy and policies, including matters that may arise due to climate change and energy transition, (b) current and emerging issues, trends, developments, stockholder engagement, or other public policy matters related to ESG, and (c) issues related to board leadership, ethics, and integrity, including our adherence to corporate governance best practices. Such oversight includes receiving reports from management at every regularly scheduled meeting and updates on the development of our Sustainability Report.

AUDIT COMMITTEE

- Discusses policies around our strategic risk assessment framework, which includes risks linked to climate change.
- Shares responsibility with the Governance and Sustainability Committee for government relations and ESG, focusing on matters concerning numerical integrity.

ENVIRONMENTAL, HEALTH & SAFETY COMMITTEE

- Monitors compliance with applicable and proposed legislation, regulations, and orders; conformance with industry standards and best practices; people health, safety, and security; environmental sustainability; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs, including setting and reviewing key environmental and safety metrics.
- Shares oversight with the Compensation and Management Development Committee for employee health and development, including monitoring efforts to create a culture of continuous improvement in the Company's EH&S practices and efforts to develop and effectively implement EH&S systems, programs, and policies.

COMPENSATION & MANAGEMENT DEVELOPMENT COMMITTEE

- Reviews annually the succession plans related to the executive officer team and plans to develop diverse candidates for leadership roles.
- Modifies the compensation program as needed to help attain our sustainability-related goals.
- Shares oversight with the EH&S Committee for employee health and development.
- Advises on elements of human capital management, including review of overall talent management program, diversity and inclusion organizational goals, metrics, and progress, and management's efforts to increase diverse representation across recruiting, retention, and career development.



Management Oversight

- Establishes process to make sure that accountability for ESG performance cascades across the organization.
- Oversees the Williams Integrated Management System ("WIMs"), which contains operating requirements, project standards, and corporate policies to drive integrated ESG practices into our operations. WIMs applies to all employees, contractors, operations, assets, projects, and offices.

ESG Director
- Helps develop and execute our ESG integration strategy.
- Engages with stockholders to understand ESG expectations and communicate our performance.
- Helps create processes to mitigate ESG-related risks.
- Reports to the Board, Governance and Sustainability Committee, and the Audit Committee regarding the Sustainability Report and ESG initiatives.

ESG Steering Committee
- Includes leaders from across the Company.
- Supports the development and implementation of sustainability initiatives across our business.
- Provides directional feedback in preparing the Sustainability Report and other sustainability content.

KEY FOCUS AREAS FOR 2023:
- ⊘ **Developing a new Climate Commitment regarding GHG emissions intensity.**
- ⊘ **ESG Operational Opportunities, including establishing a biodiversity statement, enhancing environmental justice processes, and employee resource group growth.**
- ⊘ **ESG Commercial Opportunities, including NextGen Gas and responsible growth.**
- ⊘ **Sustainability Report production and potential enhancements and assurances.**

Spotlight on Corporate Sustainability

Throughout our 100+ year history, Williams has endeavored to operate with reliability, adaptability, and trust. Looking forward to the next 100 years, our operational commitment remains just as strong as we pursue the responsible transportation and delivery of natural gas to meet rising energy demands, investments in emerging energy opportunities and a low carbon future, and impactful engagements with stakeholders. Sustainability at Williams is about driving long-term financial success; producing affordable and reliable energy, while dramatically lowering GHG emissions; and innovating and leveraging our natural gas strategy and infrastructure to build a clean energy future. First and foremost, sustainability at Williams is about people: our customers, our investors, our employees, and our communities.

Providing Clean, Affordable, and Reliable Energy and Minimizing Our Footprint

Natural gas is perhaps the most powerful and mature tool available in quickly accomplishing emissions reductions by displacing high carbon emissions fuels used to generate electricity. Natural gas is also critical to supporting the scaling of renewable energy to the power grid in large quantities because natural gas is the optimal back up source to maintain grid reliability when renewable electric power generation and transmission is inadequate or not readily dispatchable.

Williams is one of the largest, most natural gas-centric midstream companies in the United States. We are deploying practical and immediate steps to reduce our GHG emissions while providing affordable and reliable natural gas in the United States that is used every day for clean-power generation, heating, and industrial use. With one of the largest and most flexible natural gas transmission and storage systems in the United States, Williams can support growing energy demand while maintaining industry-leading emissions rates and reliability. In addition, we continue to look for opportunities to leverage our infrastructure and invest in emerging energy opportunities to position ourselves to contribute to a cleaner environment and sustainable low carbon future.

What We Do to Minimize Our Footprint and Make Energy Reliable, Affordable, and Clean Right Now

Reliability refers to our ability to continue to transfer our product without disruptions to operational conditions, including necessary maintenance. We work hard to prioritize reliability. Williams completes monthly evaluations across our gathering and transmission systems to identify operational conditions or maintenance activities that may have resulted in an impact to customer receipts or deliveries, which is used to calculate our Customer Impacted Volume Rate. In 2023, we delivered nearly 100% of customer volumes reliably. When we move product reliably through our systems, we help eliminate the need for any venting and flaring upstream. Further, we believe our ability to provide affordable and reliable energy to our customers results in economic growth, higher quality of life, and improved standards of living, which can help alleviate poverty. Access to affordable and reliable energy is crucial in the transition to a low-carbon U.S. and global economy.

99.79%

CUSTOMER IMPACTED VOLUME RATE, meaning we delivered nearly 100% of customer volumes reliably in 2023.

Environmental stewardship is one of Williams' Core Values, and we hold ourselves accountable to comply with applicable environmental, health, and safety laws and regulations as we handle approximately one-third of the natural gas in the United States. Our Environmental, Health, and Safety Policy outlines our commitment to protect the environment and integrate environmental considerations into our daily business activities. Every employee and contractor is responsible for adhering to this policy. We put this policy into action with WIMS, which serves as our Company-wide platform for providing requirements, guidelines, procedures, standards, and specifications to manage and reduce operational and environmental risk. We also undergo internal and third-party audits of our compliance.

LAND STEWARDSHIP

Williams strives to preserve the environment for future generations by avoiding, minimizing, and mitigating potential impacts on biodiversity and land during the routing, siting, construction, remediation, and retirement of pipelines and facilities. We conduct geographic information system analyses, computer-based reviews, and site-specific surveys to pinpoint sensitive environmental, cultural, and historic areas. In addition to working with permitting agencies, Williams collaborates with interest groups, biodiversity and land mapping experts, community organizations, and land management agencies to develop appropriate impact minimizations, restoration, and offset plans. Williams is committed to responsibly installing pipelines during construction and, when assets are retired, restoring the land to its original state, while creating opportunities for beneficial reuse.

WATER STEWARDSHIP

Williams understands water is a precious resource, and we work to protect it during asset construction, operation, and retirement, in part, through our internal Environmental Assessment Program established to identify corrective actions and maintain compliance. We try to avoid construction through forested wetlands and sensitive streams, reduce workspaces in or near water features, and monitor operational water usage and the impact of our operations on water-stressed regions.

AIR STEWARDSHIP

We continuously work to reduce our operational GHG emissions that occur at our assets. Our efforts to reduce operational GHG emissions include operating our assets efficiently through preventative maintenance, conducting leak detection and repair assessments, process improvements, such as implementing recompression measures and evaluating usage of gas drivers versus electric motors, and modernizing our facilities, including installing emission reduction equipment such as compressor vent gas reduction systems and emission control devices. We are also working to lower our GHG emission intensity and decrease non-GHG emissions, which are included in our Emissions Reduction Program. We prioritize accurate measurement and transparent communication about our emissions to help our subject matter experts develop emission reduction and other strategies. In our Sustainability Report, you can find our GHG emissions totals and methane intensities by industry segment.

NEW GHG EMISSIONS INTENSITY REDUCTION GOAL

30% reduction

in Company-wide Scope 1 and Scope 2 GHG emissions intensity by 2028 v. 2018 levels, working toward net zero carbon emissions by 2050.*

GHG EMISSIONS INTENSITY REDUCTION PROGRESS

20.6% reduction

in Company-wide Scope 1 and Scope 2 GHG emissions intensity per energy throughput v. 2018 levels as of December 31, 2022.*

METHANE EMISSIONS INTENSITY GOAL

Williams will be setting a Company-wide Scope 1 methane emissions intensity goal in 2024 as a part of its membership with the OGMP 2.0.+

+ The OGMP 2.0 methane intensity target will be set on an operational control basis, defined as Scope 1 methane emitted per methane throughput of all in-scope operated assets. Non-operated joint ventures will be reported annually but not included in the intensity target. Liquid asset transportation and NGL fractionation plants are out of scope for OGMP 2.0 reporting.

---

* Gross direct (Scope 1) GHG emissions in millions of metric tons of CO2-equivalent (CO2e). The consolidation approach is operational control and includes CO2, CH4, and N2O. Emissions are based on calendar years. Emissions from facilities that are applicable under the U.S. EPA Greenhouse Gas Reporting Program (GHGRP) are calculated using the GHGRP methodology. Emissions from facilities that are not applicable to the GHGRP due to reporting thresholds are calculated referencing GHGRP and ONE Future protocols. In accordance with EPA's proposed revision to 40 CFR Part 98 Subpart W, Scope 1 emissions for 2023 incorporate updated emission factors for reciprocating engines in the Gathering and Boosting segment and Global Warming Potentials from the Intergovernmental Panel on Climate Change Fifth Assessment Report for calculating CO2e. Scope 1 emissions include ten additional new sources: pipeline purges, company fleet vehicles, compressor start-ups, equipment owned and operated on third-party Production well pads, all offshore sources, acid gas removal units that process liquid streams, crank case venting, liquid transport sources, produced water tanks, and pipeline meter station and valve sites. These emissions are not applicable under GHGRP or ONE Future protocol and are calculated 2019-2022 using GHGRP protocols or best engineering practice. Global Potential Warming rates are 28 for CH4 and 265 for N2O. Williams does not produce biogenic gases from its direct operations. Williams does not produce hydrochlorofluorocarbons, perfluorocarbons, sulfur hexafluoride or nitrogen trifluoride emissions. Gross location-based energy indirect (Scope 2) GHG emissions in millions of metric tons of CO2-equivalent (CO2e). The consolidation approach is operational control. 2022 emissions were calculated using U.S. EPA Power Profiler Emissions Tool 2021, using emission factors from U.S. EPA eGRID2021 multiplied by kWh energy use for all assets that Williams operates. 2021 emissions were calculated using eGRID2020, 2020 emissions using eGRID2019, and 2019 emissions using eGRID2018. Gross gas and liquid throughput in Thousand MMBtu from Gathering, Processing, and Transmission. Gas throughput is defined as gas leaving each basin in the Gathering segment, gas leaving each plant in the Processing segment, and delivered volume and storage injections in the Transmission segment. Liquid throughput is defined as liquids leaving each basin in the Gathering segment, liquids leaving each plant in the Processing segment, and liquid pipeline throughput in the Transmission segment.

ADDITIONAL INITIATIVES FOR RIGHT HERE RIGHT NOW CLEAN ENERGY

Williams collaborates with peer companies through key industry initiatives and trade organization involvement to uncover and implement innovative best practices as well as advocate for sound, actionable energy and climate change policies, including the following:

- **Collaboration with customers**. Maintaining strong customer relationships is essential to reducing emissions from maintenance and construction projects requiring pipeline blowdowns and providing reliable service. Therefore, we work alongside our customers to strengthen collaboration and determine mutually beneficial solutions to utilize drawdown and recompression to minimize emissions. In 2023, our efforts to reduce pipeline blowdown emissions prevented an estimated 411,000 metric tons of CO_2e emissions.

- **Energy Emissions Modeling and Data Lab ("EEMDL")**. EEMDL is an initiative launched by the University of Texas at Austin, the Colorado School of Mines, and Colorado State University with the mission to provide reliable, transparent, science-based and measurement-based GHG assessments of global oil and gas supply chains. The initiative aims to achieve this mission through three key approaches: developing community models and tools for GHG emission assessments; making publicly available timely, high-resolution emissions datasets; and creating educational and training materials to enable widespread use of EEMDL's models and data. Williams became a founding sponsor of EEMDL in 2022.

- **OGMP 2.0**. In 2023, Williams joined the OGMP 2.0, a multi-stakeholder, measurement-based reporting initiative that improves the accuracy and transparency of methane emissions reporting in the oil and gas sector. Williams will establish a methane intensity goal by May 2024 while also demonstrating a plan to achieve the Gold Standard in emissions reporting within three years.

- **ONE Future**. Committing to the Our Nation's Energy Future Coalition, Inc. ("ONE Future") membership target to reduce methane emissions in the natural gas supply chain to 1% by 2025. As shown broken out by segment in the chart to the right, we continue to out perform these goals.*

- **Energy Infrastructure Council ("EIC")**. We co-chaired an initiative with the EIC to launch a midstream energy sector reporting template for presenting sustainability metrics in a transparent and comparable way.

* ONE Future methane intensity metrics in this data table are by Williams' segment and are calculated in accordance with the ONE Future methodology, including methane slip for reciprocating engines. Units are mass of methane emitted per mass of methane throughput. Intensity is based on company-specific methane throughput and is not adjusted to gross production.

SOME OF OUR PARTNERS INCLUDE:

- Colorado State University's Methane Emissions Technology Evaluation Center
- Energy Emissions Modeling and Data Lab
- Differentiated Gas Coordinating Council
- Gas Machinery Research Council

ONE FUTURE MEMBERSHIP METHANE EMISSION REDUCTION PROGRESS



● ONE Future Methane Emissions 2025 Target
● 2022 Williams Methane Emissions Performance is well below target commitment

What We Are Doing to Build a Reliable, Affordable, and Clean Energy Marketplace for the Future

In 2021, we launched New Energy Ventures, a business development group focused on commercializing innovative energy technologies, markets, and business models. New Energy Ventures collaborates with talent across Williams to evaluate and implement projects to grow our clean energy business, reduce our operational emissions and costs, and offer opportunities to our customers to achieve their sustainability goals. In 2022, we developed a Corporate Venture Capital program to invest in innovation. The program includes direct investments into start-up companies, participation as a limited partner in a fund set up specifically to invest in low-carbon technologies, and partnering with other like-minded companies with net zero ambitions to fund the development of technical solutions for decarbonizing energy intensive products or services. Some of our investments to date focus on emissions quantification, monitoring, reporting, and verification through companies such as Context Labs, Orbital Sidekick, and Longpath Technologies, and investments to develop clean hydrogen with best-in-class energy efficiencies through Aurora Hydrogen.

GUIDING PRINCIPLES FOR PRIORITIZING OUR AREAS OF FOCUS AND INVESTMENT



Achieve carbon reductions for ourselves, our customers, and our partners



Create economic value with actionable investments



Target opportunities where our midstream competencies provide strong competitive advantages



Provide scalable options for the future

SOME OF OUR INITIATIVES INCLUDE:

NextGen Gas
We are working with customers and technology partners to offer end-to-end certified, low emissions gas deliveries, where natural gas is securely measured, tracked, and independently certified to provide a verified emissions profile, which captures the progress made in GHG reductions from our operations, customers, and suppliers using monitoring and measurement technologies. This provides greater transparency to our downstream markets to help customers reduce emissions and meet climate commitments. In 2023, we executed an agreement with Chattanooga Gas, a subsidiary of Southern Company Gas, to provide NextGen Gas over a 3-year period.

Carbon Capture, Utilization and Storage ("CCUS")
We are focused on developing infrastructure required to capture, transport, and sequester CO_2. We are exploring capturing CO_2 at existing Williams gathering and processing assets, compressor stations, and customer facilities; repurposing existing, underutilized transmission assets for CO_2 service; establishing sequestration partnerships to ensure captured CO_2 will be sequestered permanently; and building, owning, and operating greenfield CO_2 infrastructure. These projects create an opportunity for Williams to leverage generated environmental attributes and tax credits. In 2023, the DOE selected the University of Wyoming School of Energy Resources to lead a fourth major carbon capture and storage project under the Office of Fossil Energy and Carbon Management's Carbon Storage Assurance Facility Enterprise (CarbonSAFE) Initiative in collaboration with Williams.

Hydrogen
We are pursuing projects such as developing hydrogen pipelines and storage solutions; blending hydrogen into our existing transmission lines; generating low carbon hydrogen from electrolysis with renewable power (green hydrogen) or from NextGen Gas with CCUS (blue hydrogen); consuming hydrogen as fuel to reduce Scope 1 emissions; and understanding the potential for generating synthetic methane from clean hydrogen combined with captured CO_2. In 2023, the DOE selected Williams to support two clean hydrogen hubs.

Solar + Storage
We are evaluating the development of photovoltaic solar and battery systems behind the meter to offset current electricity usage at existing facilities and looking to scale these projects for third-party energy demand. These solar facilities will generate renewable energy credits that can be sold into the market or retired to offset Williams' Scope 2 emission. In 2023, our first two projects, which support compressor stations on Transco in Pennsylvania, reached final investment decision, and we are targeting in-service in the first quarter of 2025.

Renewable Natural Gas ("RNG")
Our RNG program includes constructing new interconnects and pipeline extensions to make use of low or negative carbon substitutes for fossil-derived natural gas that comes from landfill waste, municipal water treatment facilities, livestock farms, or food waste operations. These investments may generate environmental attributes that can be sold into the market or retired to offset our own emissions.

Protecting People and Strengthening Infrastructure

Being safety driven is another of our Core Values. We strive to continuously improve and empower our employees to operate our assets in a safe, reliable, and customer-focused manner that protects our employees and contractors, safeguards the public, and secures our infrastructure. The Environmental, Health and Safety Policy describes our commitment to integrating workforce safety into our operations, and our Safety Commitment and Pillars, which were developed by employees across the organization, reinforce our safety culture as follows:

"At Williams, safety is our highest priority. We are committed to Zero Incidents because we care about each other, our families and the communities where we live, work, and serve our customers. We are committed to a safety culture that delivers top-tier safety performance through individual ownership, operational discipline, shared learning, and prompt action."

				
CARE FOR SELF & OTHERS	**BE ACCOUNTABLE**	**EXECUTE WITH PURPOSE**	**BUILD OUR LEARNING CULTURE**	**INDIVIDUAL COMMITMENT**

With a focus on continuous improvement, our Plan-Do-Check-Act cycle enhances our safety performance by streamlining initiatives and cultivating a culture of proactive risk management. Our emphasis includes hazard recognition, process safety mindset, and life critical operating requirements.

>60,000
HOURS OF SAFETY-RELATED TRAINING COMPLETED IN 2023

Williams also recognizes that it is imperative that we preserve the integrity of our assets to protect the communities and ecosystems surrounding our operations. Some of our key programs and policies include:

- A comprehensive Safety Management System in alignment with the industry and American Petroleum Institute Recommended Practice to provide a framework that enhances pipeline safety performance through standardization of key program elements.

- An Integrity Management Plan that presents a structured approach for evaluating safety threats and implementing controls to prevent or mitigate the effects of potential incidents, which includes regular pipeline integrity assessments and annual performance evaluations.

- A Process Safety Management system consisting of key elements focused on the prevention of uncontrolled hazardous releases.

- A Control Room Management Plan to ensure safe operations by mitigating human factor risks within the control room.

- A Supervisory Control and Data Acquisition (SCADA) system to promote more effective remote control and pipeline monitoring.

- A Loss of Primary Containment goal included in our annual incentive program.

- Site specific Emergency Preparedness plans that include drills and exercises with local emergency response agencies and a Public Awareness Program with vigorous stakeholder engagement with landowners, occupants, farmers, businesses, schools, emergency officials, public officials, excavators, and other interested parties.

In 2023, some of our work included (1) continuing to digitize critical safety processes as part of our data transformation journey to enhance our ability to proactively manage risk; and (2) participating in the 2023 American Petroleum Institute and Interstate Natural Gas Association of America Safety Culture Survey with a 94% employee response rate. Details around these initiatives and others, including the use of aerial monitoring technologies, pipeline inspections and corrosion prevention, hard spot integrity management, facility mechanical integrity, and preventative maintenance are in our annual Sustainability Report.

Building an Empowered Workforce
Talent Attraction and Retention

Our strategic and operational results rely on attracting and retaining the best talent in the industry. We do this by striving to create a safe, inclusive, and authentic workplace where employees are energized, feel valued, welcomed, and respected for their contributions.

Our employees are key to creating a best-in-class workplace. We leverage employee engagement surveys to better understand their perspectives on what we can do to maintain and build a great place to work. In 2021, we conducted an enterprise-wide employee engagement survey, and in 2023, we piloted two pulse surveys to approximately 13% of our workforce. Feedback from these pulse surveys informed our go-forward strategy, and we will conduct another enterprise-wide employee engagement survey in 2024. Additionally, our executive officer team is committed to listening to employees firsthand. They host listening lunches, virtual all-employee meetings, and spend time in field-based operational locations to more impactfully engage with employees.

We also offer robust training programs to support the compliance, safety, skill, and professional development of our employees, including:

- Baseline development programs include Employee Essentials for all employees, while Leader Essentials and Lead with Inclusion programs are required for all new leaders.
- Supplemental training includes access to on-demand LinkedIn Learning and Catalyst resources, Safety Leadership, Operations Technician Development, Exploring Leadership, and Leader and the Law.

In recent years, we have launched several new initiatives to continue to advance employee development opportunities.

- We use "Gigs" as short-term development opportunities for our employees. A "Gig" is a short-term project or on-the-job experience posted in our human capital management system. Employees can apply for a Gig to build and demonstrate skills for development.
- A quarterly "Building our Bench" publication to provide more transparency into organizational moves and development, including internal metrics such as our leader positions filled internally in the last 12 months, which was around 89% for 2023.

We also follow practices to promote inclusive hiring as follows:

- Masked candidate screening to remove unconscious bias in candidate screening
- Inclusive job descriptions reviewed through a third-party application
- Enhanced interview guides
- Omission of salary history questions from the application process
- Partnerships with universities, including historically black colleges and universities, and technical schools

OUR COMPETITIVE TOTAL REWARDS PROGRAM

Financial

- Competitive salary
- All-employee annual cash incentive programs
- Stock awards for select employees

Health and Wellness

- Comprehensive health benefits, including disability, life insurance, and paid parental leave
- Wellness program
- Employee assistance program

Retirement

- 4.5% fixed annual contribution for new employees + 6% matching contribution with more than 95% employee participation (as of December 31, 2023)
- Employee stock purchase plan

SOME KEY METRICS WE REVIEW INCLUDE THE FOLLOWING:

86%
EMPLOYEE PARTICIPATION

and >9,000 comments submitted in our all employee engagement survey conducted in August 2021. Participation for the smaller pulse surveys conducted in 2023 was 91% with >1,200 comments.

38%
FULFILLMENT

of open positions by internal candidates in 2023.

Diversity and Inclusion ("D&I")

Williams believes that D&I fosters innovation and collaboration, brings out the best in our people, and drives business success. We are continuing to embed inclusion in our daily culture through leadership accountability, employee education, workplace practices, and proactive allyship. The Compensation and Management Development Committee oversees our D&I initiatives and progress, which include the following:

• Requiring leaders to take the baseline D&I training course, "Lead with Inclusion," which includes content that equips our leaders with knowledge, skills, and mindsets to be successful leading inclusive teams; and

• Rating formal leaders on two additional leadership competencies as part of their year-end performance rating, directly tied to our AIP. "Values Differences" and "Builds Effective Teams" competencies are intended to improve leadership accountability for creating inclusive teams and fully developing talent.

Williams further fosters an authentic workplace through our policies reinforcing D&I, such as our Equal Employment Opportunity Policy and our Prohibition of Workplace Discrimination and Harassment Policy. We value transparency and accountability as a key part of continuous improvement and good governance. At Williams this includes the following:

• Publishing our EEO-1 Survey data to our website annually;

• Continuing utilization of a third party to conduct regular annual pay equity analysis;

• Scoring 90 out of 100 on the Human Rights Campaign's new 2023/2024 Corporate Equality Index criteria;

• Participating in Bloomberg's Gender-Equality Index. We are listed in their 2023 GEI Report;

• Publishing information on our D&I program and initiatives as part of our annual Sustainability Report; and

• Promoting inclusion through allyship and support for Employee Resource Group members, including learning events open to all employees.

D&I COUNCIL

Chaired by a senior leader and comprised of organizational leaders, and employees who are generally selected via a self-nomination process, the Council reviews D&I metrics quarterly and provides input regarding our D&I strategy and initiatives.

EMPLOYEE RESOURCE GROUPS ("ERGs")

We maintain 10 active ERGs with members and allies totaling > 25% of our employee base. Our ERGs host company-wide programs for all employees to learn from one another about D&I topics. Many employees participate in more than one ERG, and 17 vice presidents have volunteered to be ERG executive sponsors, providing mentorship for members. ERG membership increased 23% in 2023 compared to 2022.

RANDY BARNARD MEMORIAL LEAVE THE LADDER DOWN AWARD

Each year we recognize a leader and an individual contributor for creating an inclusive environment where employees feel respected, valued, and comfortable bringing their authentic selves at work each day. We present this award in our first quarter Board meeting and make a donation to a non-profit of each recipients' choice. The recipient in the Leader category also serves on our D&I Council for the following year.

WILLIAMS 2023 DIVERSITY DATA[1],[2]



Underrepresented Ethnicity and Race — 17%
- Underrepresented Ethnicity and Race: 17%
- White or undisclosed: 83%

Underrepresented Ethnicity and Race in Management — 14%
- Underrepresented Ethnicity and Race: 14%
- White or undisclosed: 86%

Gender Diversity — 22%
- Female: 22%
- Male: 78%

Gender Diversity in Management — 21%
- Female: 21%
- Male: 79%

(1) Underrepresented ethnicity and race refers to employees of the following race/ethnicity: American Indian or Alaska Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander, or Two or More Races as determined through self-identification process.

(2) Data is as of December 31, 2023.

Strengthening Communities

Williams seeks open dialogue and proactive membership with the communities where we operate. We strive to build trust and collaborative relationships by making transparent disclosures, soliciting feedback to understand how projects impact the health, safety, and economic development of our communities, and exploring collaborative outcomes built on open communication. Our engagements include:

✓ **Landowner Relations**
At Williams, we seek to foster successful relationships with landowners. We focus on early engagement, proactive circulation of relevant project information, respectful operation of our assets, and protecting and restoring land.

✓ **Public Perception and Education**
Williams seeks to inform stakeholders of our role in building a clean energy future and enhance public knowledge of our operations and projects. Williams is a founding member of Natural Allies for a Clean Energy Future, a coalition of industry leaders, labor partners, and other allies of the natural gas industry.

✓ **Community Investments of Time and Money**
Williams invests time and resources in our communities far beyond our daily operations focusing on initiatives that help employees and strengthen communities. We try to bring our teams' energy to help in a wide range of efforts such as our giving program, annual volunteer week, and supporting employees who serve on boards.

✓ **Supply Chain and Responsible Procurement**
Williams operations help to support economic development through state and local tax revenues, labor compensation, income tax revenue, and local spending by our workers. Beyond these economic impacts, however, we continue to mature our procurement and supply chain management strategy to build a more resilient, diverse, and sustainable supplier base.

✓ **Environmental Justice**
Williams supports environmental justice, which we view as a framework to promote the equitable distribution of benefits from our operations, such as direct and indirect economic impacts. To promote environmental justice, we pursue partnerships with community-based organizations that serve distinct needs in local communities.

✓ **Human Rights**
Our Human Rights Policy and Statement outlines our commitment to respect human rights and avoid complicity in human rights abuses.

✓ **Indigenous Peoples**
We use an internal guide covering best practices for successfully engaging this key stakeholder group, and we created an Indigenous Peoples Council to formalize a tribal relations guide.

More details on all our engagements can be found in our Sustainability Report.

Our Community Partnerships by the Numbers

VOLUNTEER HOURS

35,282

volunteer hours logged by our employees in 2023.

VOLUNTEER WEEK

129

Projects completed across 19 states during our second annual volunteer week hosted in 2023.

STAKEHOLDER ENGAGEMENTS

395

Stakeholder engagements in 2023, including open houses, meetings with business organizations and chambers of commerce, non-profit organizations, and environmental justice meetings.

CORPORATE GIVING

$13.1 million

Awarded to >2,100 organizations across 48 states by Williams in 2023.

UNITED WAY

~$2.4 million

Donated to 111 United Way agencies in 2023.

STEM EDUCATION

$1.1 million

Given by Williams in 2023 in support of STEM education in elementary, middle, and high schools, technical schools and universities.

Transparency and Assurance



Williams
WILLIAMS WILL BE THERE
2022
Sustainability
Report

Our annual Sustainability Report is located on our website, www.williams.com/sustainability/. The Contents are not incorporated herein by reference. Williams also completes and makes available through its website, its annual CDP Climate Change Questionnaire, the contents of which are not incorporated herein by reference.

Williams referenced the Sustainability Accounting Standards Board (SASB), Task Force on Climate related Financial Disclosures (TCFD), Global Reporting Initiative (GRI) Standards and the United Nations Sustainable Development Goals (SDGs) to guide the development of our 2022 Sustainability Report. The report content reflects our top eleven sustainability topics prioritized through our materiality assessment, updated in March 2023. Additionally, the report addresses numerous other topics of interest to a broad range of our stakeholders. This report has been prepared in accordance with the GRI Standards 2021, including GRI 11: Oil and Gas Sector Standard. In 2023, we conducted independent third-party limited assurance for select 2022 greenhouse gas emissions, pipeline integrity and safety data. Our internal audit team also reviewed the supporting documentation for the data and verified the evidence. New in our 2022 Sustainability Report, we added the following:

- Refreshed ESG material topics and report design that highlights Williams' contribution to the clean energy economy.
- Expanded discussion of our New Energy Ventures efforts and investment in clean energy technology innovation.
- Expanded disclosure of human capital metrics for greater transparency.

Recognition









CDP — DISCLOSURE INSIGHT ACTION

Williams received an upgraded 'A-' score on the 2023 CDP Climate Change Questionnaire for our commitment to transparency and governance around climate change, ranking well above the oil and gas storage and transportation sector ('C') and North America regional ('C') averages as of Feb. 6, 2024.

Member of Dow Jones Sustainability Indices — Powered by the S&P Global CSA

Williams was named for the fourth consecutive year to the DJSI North America index and for the third consecutive year to the DJSI World index, as of Dec. 8, 2023.

MSCI ESG RATINGS — CCC | B | BB | BBB | A | AA | AAA

Williams was upgraded to an "A" rating, as of Dec. 13, 2023, illustrating our ongoing emphasis on ESG developments and disclosures.

S&P Global

Williams received the top score in the 2023 Corporate Sustainability Assessment (CSA) in the North America Oil & Gas Storage & Transportation industry and was included in the Sustainability Yearbook 2024, as of Feb. 7, 2024.

Williams was named as one of America's Most Responsible Companies 2024 by Newsweek and ranked No. 1 within the Energy sector.

* *The use by Williams of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Williams by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.*

Proposal 2:

Approve, on an Advisory Basis, the Compensation of Our Named Executive Officers.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

We request our stockholders' non-binding, advisory vote on our NEO compensation as disclosed, in accordance with the SEC's rules, in this proxy statement. This proposal is commonly known as a "say-on-pay" proposal.

As discussed in the "**Compensation Discussion and Analysis**" section as well as in the tables in the "**Executive Compensation Tables and Other Information**" section, our compensation programs are designed to attract and retain the talent needed to drive stockholder value and help each of our businesses meet or exceed financial and performance targets. Our compensation programs are intended to reward our NEOs for successfully implementing our strategy to grow our business and create long-term stockholder value. We believe our programs effectively link executive pay to the financial performance of the Company while also aligning our NEOs with the interests of our stockholders. The following are some key points that demonstrate our commitment to aligning pay to performance:

- the significant majority of NEO target compensation is in the form of long-term equity awards, ensuring pay is linked to the performance of our Company's common stock;

- we measure performance-based RSU awards by Return on Capital Employed ("ROCE") and AFFO per share, with relative Total Shareholder Return ("TSR") as a modifier, which focuses performance on our commitment to improve ROCE performance, cash generation, and strong stock price performance in relation to our comparator group; and

- our Annual Incentive Program aligns payments to actual performance on pre-established targets effectively linking the Company's financial, environmental, and safety performance to NEO pay.

We are seeking our stockholders' support for our NEO compensation as detailed in this proxy statement. This proposal conforms to SEC requirements and seeks our stockholders' views on our NEO compensation. It is not intended to address any specific element of compensation, but rather the overall compensation provided to our NEOs including our pay philosophy, our pay principles, and our pay practices as described in this proxy statement. The Board asks that you vote "**FOR**" the following resolution:

> RESOLVED, that the stockholders of The Williams Companies, Inc. (the "Company") approve, on an advisory basis, the executive compensation of the Company's named executive officers as disclosed within this proxy statement pursuant to the compensation disclosure rules of the Securities Exchange Act of 1934, as amended (Item 402 of Regulation S-K), which includes the Compensation Discussion and Analysis, the compensation tables, and any related narrative discussion contained in this proxy statement.

Your vote is advisory and will not be binding on the Board, overrule any Board decision, or require the Board to take any action. However, the Board will consider the outcome of the vote when evaluating future executive compensation decisions for NEOs. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2024 annual meeting of stockholders.

Compensation Discussion and Analysis

Table of Contents

CD&A Executive Summary

The Compensation Discussion and Analysis ("CD&A") provides a detailed description of the objectives and principles of Williams' executive compensation programs. It explains how compensation decisions are linked to performance as compared to the Company's strategic goals and stockholder interests. Generally, Williams' executive compensation programs apply to all officers; however, this CD&A focuses on the Named Executive Officers ("NEOs") for the Company for the 2023 fiscal year. The Company's NEOs for the 2023 fiscal year are Mr. Armstrong, Mr. Dunn, Mr. Zamarin, Mr. Porter, and Mr. Wilson.

Our Named Executive Officers

    

Alan S. Armstrong	**Micheal G. Dunn**	**Chad J. Zamarin**	**John D. Porter**	**T. Lane Wilson**
President and Chief Executive Officer	EVP and Chief Operating Officer	EVP, Corporate Strategic Development	SVP and Chief Financial Officer	SVP and General Counsel

We seek stockholder support on our executive compensation pay programs annually. In 2023, our stockholders supported our programs with 96.2 percent "for" votes. Our compensation programs continue to evolve, and certain changes were made in 2023 and 2024. In 2023, we engaged with institutional investment firms representing approximately 50 percent of our outstanding shares of Williams common stock, providing the opportunity to discuss human capital management and our compensation programs. We address our compensation program design and the strong linkage between pay and performance throughout this document.

Our Commitment to Pay for Performance

We design our compensation programs to support our commitment to performance. In 2023, at target, 80 percent or more of a NEO's annual target compensation is variable based on our company performance.


Pay for Performance
Equity
Performance-based RSUs
Time-based RSUs
Annual Incentive Program
Cash
At target,
80 percent
or more of NEO compensation is linked to performance

Business Overview

Our reliable earnings, healthy balance sheet and strong operational performance produced strong results in 2023 as demonstrated in the following table and narrative. This also produced positive results in our Annual Incentive Program and performance-based RSUs demonstrating our alignment between pay and performance. The table details our 2023 performance and compounded annual growth rates ("CAGR") for Adjusted EBITDA, Adjusted Earnings Per Share, Available Funds from Operations ("AFFO"), Return on Capital Employed ("ROCE"), and Net Debt/Adjusted EBITDA. We also provide information highlighting our leading ESG-related progress. Additionally, the Company has exceeded the midpoint of our guidance to the market for Adjusted EBITDA in each of the six most recently completed calendar years.

GROWING OUR KEY FINANCIAL AND OPERATIONAL METRICS WHILE ALSO REDUCING LEVERAGE

Performance Summary











ESG Recognition

Williams achieved the top score in S&P Global's 2023 Corporate Sustainability Assessment (CSA) for the North America Oil & Gas Storage & Transportation industry and received an upgraded 'A-' score on the 2023 CDP Climate Change Questionnaire.

Note: *This table contains non-GAAP measures. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the appendix.*

(1) *Return on Capital Employed (ROCE) is Adjusted EBITDA, less included depreciation and amortization, divided by the sum of the average balances of Investments, Property, plant, and equipment – net, and Intangible assets – net.*
(2) *CAGR is compound annual growth rate.*

ESG Recognition

Williams is leveraging its natural gas-focused strategy and technology that is available today to focus on immediate opportunities to reduce emissions, scale renewables and build a clean energy economy. We have established a set of integrated greenhouse gas emissions goals that drive transparency and accountability of our business. We are progressing our climate commitment with a near-term goal of 30% reduction in company-wide greenhouse emissions intensity from 2018 levels by 2028, with ambition to be net zero carbon emissions by 2050. In 2022, Williams achieved a 20.6% reduction in company-wide greenhouse gas emissions intensity from the 2018 baseline. This work has produced more ESG-related recognition including:

- 2024 Dow Jones Sustainability Index (DJSI): Williams was named for the fourth consecutive year to the DJSI North America index and for the third consecutive year to the DJSI World index.

- S&P Global: Williams received the top score in the 2023 Corporate Sustainability Assessment (CSA) in the North America Oil & Gas Storage & Transportation industry and was included in the Sustainability Yearbook 2024.

- 2023 CDP Climate Change Questionnaire: Williams achieved an upgraded 'A-' score on the 2023 CDP Climate Change Questionnaire for our commitment to transparency and governance around climate change, ranking well above the oil and gas storage and transportation sector ('C') and North America regional ('C') averages.

- MSCI: Williams was upgraded to an "A" rating, illustrating our ongoing emphasis on ESG developments and disclosures.

- Williams was named one of America's Most Responsible Companies 2024 by Newsweek magazine, ranking first in the Energy & Utilities industry

- Williams received scores from additional ESG Raters & Rankers that reflect strong management of material Environmental, Social, and Governance issues.

Additional Business Updates

MOUNTAINWEST ACQUISITION

- On February 14, 2023, we closed on the acquisition of 100 percent of MountainWest Pipelines Holding Company ("MountainWest") which includes FERC-regulated interstate natural gas pipeline systems and natural gas storage capacity, for $1.08 billion of cash and assumption of $430 million outstanding principal amount of long-term debt, subject to working capital and post-closing adjustments. The MountainWest Acquisition expands our existing transmission and storage infrastructure footprint into major markets in Utah, Wyoming, and Colorado.

SALE OF CERTAIN GULF COAST LIQUID PIPELINES

- On September 29, 2023, we completed the sale of various petrochemical and feedstock pipelines and associated contracts in the Gulf Coast region for $348 million. As a result of the sale, we recorded a gain of $129 million in the third quarter of 2023 in our Transmission and Gulf of Mexico segment.

DJ BASIN ACQUISITIONS

- On November 30, 2023, we closed on the acquisition of 100 percent of Cureton Front Range, LLC, whose operations are located in the Denver-Julesberg Basin (DJ Basin), for $546 million, subject to working capital and post-closing adjustments. Concurrently, we closed on the acquisition of an additional 50 percent interest in our equity-method investment Rocky Mountain Midstream (RMM) for $704 million. We now own 100 percent of and consolidate RMM. These businesses are within the West segment.

GULF COAST STORAGE ACQUISITION

- On January 3, 2024, we closed on the acquisition of 100 percent of a strategic portfolio of natural gas storage facilities and pipelines, located in Louisiana and Mississippi, from Hartree Partners LP (Hartree Acquisition) for $1.95 billion, subject to working capital and post-closing adjustments. The purpose of the acquisition was to expand our natural gas storage footprint in the Gulf Coast region and will be reported in our Transmission and Gulf of Mexico segment.

The accompanying chart compares Williams' cumulative total shareholder return ("TSR") on our common stock (assuming reinvestment of dividends) to the cumulative total return of the S&P 500 Stock Index, the Arca Natural Gas Index, and the Bloomberg Americas Pipeline Index assuming the investment of $100 at the end of 2020.

3 YEAR TOTAL STOCKHOLDER RETURN



	2020	2021	2022	2023
The Williams Companies, Inc.	$100.00	$138.43	$184.04	$206.02
S&P 500 Index	$100.00	$128.68	$105.35	$133.02
Arca Natural Gas Index	$100.00	$160.41	$205.38	$221.25
Bloomberg Americas Pipeline Index	$100.00	$134.08	$154.90	$165.68

Compensation Program Overview

Objective of Our Compensation Programs

The role of compensation is to attract and retain the talent needed to increase stockholder value and to help our businesses meet or exceed financial and operational performance goals. Our compensation programs' objectives are to reward our NEOs and employees for successfully implementing our strategy to grow our business and create long-term stockholder value. To that end, in 2023 we used ROCE and AFFO per Share, with Relative TSR as a modifier, to measure long-term performance and we used Adjusted EBITDA, Controllable Costs, safety, and environmental metrics to measure annual performance. We believe using separate annual and long-term metrics to incent and pay NEOs helps ensure that we make business decisions aligned with the long-term interests of our stockholders.

Our Pay Philosophy

Our pay philosophy throughout the entire organization is to pay for performance, be competitive in the marketplace, and consider the value a job provides to the Company. Our compensation programs reward NEOs not just for accomplishing goals, but also for how those goals are pursued. The principles of our pay philosophy influence the design and administration of our pay programs. Decisions about how we pay NEOs are based on these principles. The Committee uses several types of pay that are linked to both our long-term and short-term performance in the executive compensation programs. Included are long-term incentives, annual cash incentives, base pay, and benefits. The following details the linkage between the types of pay we use and our pay principles.

PAY PRINCIPLES

- Pay should reinforce business objectives and values.

- A significant portion of a NEO's total pay should be variable based on performance.

- Incentive pay should balance long-term, intermediate, and short-term performance.

- Incentives should align interest of NEOs with stockholders.

- Pay should foster a culture of collaboration with shared focus and commitment to our Company.

- Incentives should enforce the importance of ESG within our Company.

- Pay opportunities should be competitive.

- A portion of pay should be provided to compensate for the core activities required for performing in the role.

Roles in the Compensation Recommendation and Decision Process

ROLE OF BOARD OF DIRECTORS	ROLE OF COMMITTEE	ROLE OF CEO	ROLE OF INDEPENDENT CONSULTANT	ROLE OF MANAGEMENT
• Reviews CEO performance (evaluations, CEO self-assessment, and company performance) • Approves Board of Directors pay	• Determines CEO and NEO pay • Recommends Board of Directors pay • Seeks input from independent consultant • Engages independent consultant on comparator groups, Board of Director pay, and CEO pay	• Reviews NEO performance • Reviews competitive market information • Recommends NEO pay, including base pay adjustments, AIP, LTI and any other compensation • No role in setting compensation for his/her role	• Assists Committee in discussions and decisions regarding NEO compensation • Provides competitive market data for CEO and NEOS • Develops comparator group with input from Committee and Management • Provides market data and analysis regarding Board of Director pay	• Human Resources provides CEO with data from comparator group proxies • Human Resources provides CEO with pay information from various compensation surveys

Comparator Group

DETERMINING OUR COMPARATOR GROUP

Companies in our executive compensation benchmarking comparator group have a range of assets, market capitalization, and enterprise value. Business consolidation and unique operating models in our industry create some challenges in identifying comparator companies. Accordingly, we take a broad view of comparability to include organizations that are similar to Williams. This results in compensation that is appropriately scaled and reflects comparable complexities in business operations. We typically aim for a comparator group of 15 to 20 companies so our comparisons will be valid. The 2023 comparator group includes 17 companies which comprise a mix of both direct business competitors and companies with whom we compete for talent. Since 2017, the Committee utilizes a smaller targeted comparator company group for the purposes of measuring Relative TSR related to our performance-based RSU awards. While not perfectly aligned to our natural gas strategy, these selected companies are more similar to our specific segment of the energy industry.

HOW WE USE OUR COMPARATOR GROUP

We refer to publicly available information to analyze our comparator companies' practices including how pay is divided among long-term incentives, annual incentives, base pay, and other forms of compensation. This allows the Committee to ensure competitiveness and appropriateness of proposed compensation packages. When setting pay, the Committee uses market median information of our comparator group, as opposed to market averages, to ensure that the impact of any unusual events that may occur at one or two companies during any particular year is diminished from the analysis. If an event is particularly unusual and surrounded by unique circumstances, the data is completely removed from the assessment. The smaller targeted comparator company group is used solely for the purposes of measuring Relative TSR related to our performance-based RSU awards.

The following table shows the range of our 2023 executive compensation benchmarking comparator companies' assets, market capitalization, and enterprise value as originally reported for 2022 (dollars in millions):

COMPARATOR COMPANY	TICKER	TOTAL ASSETS	MARKET CAPITALIZATION	ENTERPRISE VALUE
CenterPoint Energy Inc.	CNP	$ 38,546	$18,880	$ 36,388
Cheniere Energy Inc.	LNG	$ 41,266	$36,815	$ 66,237
Devon Energy Corp.	DVN	$ 23,721	$40,166	$ 45,559
Dominion Energy, Inc.	D	$104,243	$51,202	$ 99,063
Enbridge Inc. (in U.S. dollars)	ENB	$132,748	$79,264	$146,678
Enterprise Products Partners L.P.	EPD	$ 68,108	$52,360	$ 82,330
EOG Resources, Inc.	EOG	$ 41,371	$76,118	$ 76,104
Kinder Morgan	KMI	$ 70,078	$40,638	$ 73,340
Magellan Midstream Partners, L.P.	MMP	$ 7,708	$10,208	$ 15,369
Marathon Petroleum Corp.	MPC	$ 89,904	$52,841	$ 76,352
ONEOK Inc.	OKE	$ 24,379	$29,378	$ 42,882
Phillips 66	PSX	$ 76,442	$48,485	$ 65,181
Pioneer Natural Resources Company	PXD	$ 35,740	$53,908	$ 58,662
Sempra	SRE	$ 78,574	$48,526	$ 80,594
The Southern Company	SO	$134,891	$78,480	$139,822
Targa Resources Corp.	TRGP	$ 19,560	$16,614	$ 30,291
TC Energy Corp. (in U.S. dollars)	TRP	$ 84,514	$40,615	$ 85,506
	75th percentile	$ 84,514	$52,841	$ 82,330
	50th percentile	$ 68,108	$48,485	$ 73,340
	25th percentile	$ 35,740	$36,815	$ 45,559
Williams	**WMB**	$ 48,433	$40,072	$ 65,242
	Percent rank	45%	31%	38%

The Committee added Kinder Morgan, Inc. (KMI) to the comparator group for 2023. Magellan Midstream Partners was acquired by ONEOK on September 25, 2023. While Magellan was removed from the comparator group at that time, the pay decisions for 2023 had been made with Magellan as part of the comparator group.

A separate comparator company group is used to specifically measure Relative TSR as it pertains to performance-based RSU awards since 2017:

- Enbridge Inc.
- Energy Transfer
- Enterprise Products Partners L.P.
- Kinder Morgan, Inc.
- ONEOK, Inc.
- Plains All American Pipeline, L.P.
- Targa Resources Corp.
- TC Energy Corp.
- Western Midstream Partners, L.P.

Our Pay Setting Process

During the first quarter of the year, the Committee completes a review to ensure we are paying competitively, equitably, and in a way that encourages and rewards performance.

The compensation data of our comparator group, disclosed primarily in proxy statements, is the primary market data we use when benchmarking the competitive pay of our NEOs. Aggregate market data obtained from recognized third-party executive compensation survey companies is used to supplement and validate comparator group market data.

Although the Committee reviews relevant data as it determines compensation packages, other considerations are taken into account. Because market data alone does not reflect the strategic competitive value of various roles within our Company, internal pay equity is also considered when making pay decisions. Other considerations when making pay decisions for the NEOs include individual experience, sustained individual performance, historical pay, and the total aggregate value of the NEOs' equity awards and holdings.

Multiple internal and external factors are considered when determining NEO compensation packages.

When setting pay, we determine an annual target pay mix (distribution of pay among base pay, short-term incentives, annual long-term incentives, and other forms of compensation) for the NEOs. Consistent with our pay-for-performance philosophy, the actual amounts paid, excluding benefits, are determined based on Company and individual performance. Because performance is a factor, the target versus actual pay mix will vary, specifically as it relates to the annual cash incentives and long-term incentives.



CEO
2023 Total Compensation at Target Pay Mix
Short-Term Incentives 16%
Base Pay 10%
Time-Based RSUs 30%
Performance-Based RSUs 44%
90% At-Risk
74% Long-Term Incentives
NEOS (EXCLUDING CEO)
2023 Total Compensation at Target Pay Mix
Short-Term Incentives 15%
Base Pay 16%
Time-Based RSUs 34.5%
Performance-Based RSUs 34.5%
84% At-Risk
69% Long-Term Incentives

How We Determine Each Type of Pay

Base pay, annual cash incentives, and long-term incentives accomplish different objectives. The table below illustrates a summary of the primary objectives associated with each component of pay listed in the order of most significant to the NEO's total compensation. The table is followed by specific details regarding each pay component.

TYPE OF PAY & FORM		PERFORMANCE PERIOD (YEARS)	OBJECTIVES
Fixed	**Base pay (cash)**	1	• Compensates for carrying out the duties of the job • Recognizes individual experiences, skills, and sustained performance • Provides attraction and retention
At Risk	**Short-term incentive: Annual cash incentive**	1	• Incents the accomplishment of annual business goals • Aligns interests of executives to our stockholders • Provides attraction and retention
	Long-term incentive: Performance-based RSUs	3	• Incents the accomplishment of long-term sustainable business goals • Aligns interests of executives to our stockholders • Promotes ownership in the Company • Provides attraction and retention
	Long-term incentive: Time-based RSUs	3	

Compensation Program Components

Base Pay

Base pay compensates the NEOs for carrying out the duties of their jobs and serves as the foundation of our pay program. Most other major components of pay are set based on a relationship to base pay, including annual and long-term annual incentives, as well as retirement benefits.

Base pay for the NEOs is set considering the market median, or 50th percentile, with potential individual variation from the median due to experience, skills, the strategic competitive value of the role within our Company, and sustained performance of the individual as part of our pay-for-performance philosophy. Performance is measured in two ways. First, through the achieved results associated with attaining their annual goals, operational and/or functional area strategies, and personal development plans. Second, we also evaluate the NEOs' observable skills and behaviors related to how they achieved their goals based on our defined competencies that contribute to workplace effectiveness and career success.

The following table provides the base salaries at the end of 2022 and 2023 for our NEOs.

NAME	POSITION	2022 ANNUAL BASE SALARY	2023 ANNUAL BASE SALARY
Alan S. Armstrong	President and Chief Executive Officer	$1,340,000	$1,400,000
Micheal G. Dunn	EVP and Chief Operating Officer	$ 750,000	$ 780,000
Chad J. Zamarin	EVP, Corporate Strategic Development	$ 610,000	$ 650,000
John D. Porter	SVP and Chief Financial Officer	$ 550,000	$ 575,000
T. Lane Wilson	SVP and General Counsel	$ 540,000	$ 560,000

Annual Cash Incentives

As previously mentioned in the "**Our Commitment to Pay for Performance**" section, we pay annual cash incentives to encourage and reward our NEOs for making decisions that improve our annual operating performance through our Annual Incentive Program ("AIP"). The objectives of our AIP are to:

- offer sufficient incentive compensation to motivate management to put forth extra effort, take prudent risks, and make effective decisions to maximize stockholder value;

- motivate and incent management to choose strategies and investments that maximize long-term stockholder value;

- provide sufficient total compensation to retain management; and

- limit the cost of compensation to levels that will maximize the return of current stockholders without compromising the other objectives.

NEOs' AIP business performance is based on enterprise results of these business metrics in relation to established targets. We only use enterprise-level performance metrics for our NEOs in order to promote teamwork and collaboration by creating a shared goal for the overall Company performance. Our business performance targets are established utilizing the annual financial plan. Goals related to ROCE growth and operating margin improvement are considered when establishing the financial plan. Our incentive program allows the Committee to make adjustments to these business performance metrics to reflect certain business events. When determining which adjustments are appropriate, we are guided by the principle that incentive payments should not result in unearned windfalls or impose undue penalties. In other words, we make adjustments to ensure NEOs are not rewarded for positive results they did not facilitate nor are they penalized for certain unusual circumstances outside their control. Adjustments applied in 2023 to Adjusted EBITDA, which included the collar on E&P and marketing profits, served to reduce the weighted payout result while the adjustments to Controllable Costs, such as removing certain costs associated with assets acquired in 2023 that were not part of the original plan, served to increase the weighted payout result. Despite this adjustment, the Controllable Costs weighted payout result was still below target. Overall, the adjustments applied by the Committee reduced the 2023 AIP result.

The Committee's independent compensation consultant, Frederick W. Cook & Co., annually compares our relative performance on various measures, including TSR and Earnings Per Share, with our comparator group of companies. The Committee also uses this analysis to validate the reasonableness of our AIP results. Additionally, the Committee also reviews the annual incentive payout levels for our comparator group of companies over each of the last three completed calendar years.

HOW WE SET OUR ANNUAL INCENTIVE PROGRAM GOALS



1	2	3	4	5
CEO, CFO, AND NEOs	**OPERATIONAL/ FUNCTIONAL LEADERS**	**CORPORATE PLANNING**	**CEO, CFO, AND NEOs**	**COMMITTEE**
Establish business and financial goals	Create specific business and financial goals	Consolidate into enterprise business and financial goals	Finalize enterprise business and financial plan / Establish AIP goals and recommend to the Committee	Reviews andmakes any necessary adjustments to set AIP goals / Monitors progress throughout the year

ANNUAL INCENTIVE PROGRAM

The AIP Calculation. The 2023 AIP is based on the weighted measures of Adjusted EBITDA, Controllable Costs, and ESG metrics. Each metric is directly aligned with our business strategy to operationally grow the business, operate safely in everything we do, and continue to align with our dividend growth strategy.

BUSINESS PERFORMANCE METRIC & WEIGHTING		MEASURING	IMPORTANCE
50%	Adjusted EBITDA	• Profit Metric	• Maintains a focus on generating expected levels of annual profit
35%	Controllable Costs	• Operating & Maintenance ("O&M") and General & Administrative ("G&A") Costs	• Encourages cost management discipline with achieving our business strategy
15%	ESG	• Loss of Primary Containment Events • Methane Emissions Reduction • Behavioral Near Miss to Incident Ratio	• Drives frontline employee action to address environmental and safety opportunities • Emphasizes importance of environmental and safety leadership and improvement

The attainment percentage of AIP goals results in a payment of an annual cash incentive along a continuum between threshold and stretch levels, which in total corresponds to 0 percent through 200 percent of the NEO's annual cash incentive target. The Adjusted EBITDA metric threshold is established at 50 percent of target while the Controllable Costs threshold is set at 0 percent of target. While the established stretch target is set at 200 percent, these two financial metrics can be extended to 300 percent of target by adding the interval between target and stretch targets to the 200 percent stretch target amount. However, under no circumstance can the total calculated AIP award exceed 200 percent of target.

2023 NEO AIP Targets. The starting point to determine annual cash incentive targets (expressed as a percentage of base pay earned during 2023) is competitive market information referencing the market median, or 50th percentile, which provides an idea of what other companies target to pay in annual cash incentives for similar jobs. We also consider the internal value of each job (i.e., how important the job is to execute our strategy compared to other jobs in the Company) before the target is set for the year. The annual cash incentive targets as a percentage of base pay for the NEOs in 2023 were as follows:

POSITION	2023 TARGET
President and Chief Executive Officer	150%
EVP and Chief Operating Officer	110%
EVP, Corporate Strategic Development	100%
SVP and Chief Financial Officer	90%
SVP and General Counsel	80%

Determining 2023 AIP Awards. To determine the funding of the annual cash incentive, we use the following calculation for each NEO:



Based on business performance relative to the established goals, the Committee certified business performance results as 127 percent of target as follows.


THRESHOLD
TARGET
STRETCH
ADJUSTED EBITDA
$6,600 MM Target vs. $6,708 MM Actual = 1.54x Payout
102% target; 154% payout
CONTROLLABLE COSTS
$(1,763) MM Target vs. $(1,786) MM Actual = 0.89x Payout
99% target; 89% payout
LOSS OF PRIMARY CONTAINMENT EVENTS
10% Reduction Target vs. 10% Increase Actual = 0.00x Payout
0% payout
METHANE EMISSIONS REDUCTION
5% Target vs. 10.1% Actual = 2.00x Payout
200% payout
BEHAVIORAL NEAR MISS TO INCIDENT RATIO
≥ 18:1 BUT < 19:1 Target vs. 21.52:1 Actual = 1.75x Payout
175% payout

METRICS	WEIGHTING	THRESHOLD	TARGET	STRETCH @ 200%	ACTUAL	RESULT	PAYOUT%
Adjusted EBITDA (as adjusted for AIP purposes)	50%	$ 6,335	$ 6,600	$ 6,800	$ 6,708	154%	77%
Controllable Costs	35%	$ (1,963)	$ (1,763)	$ (1,663)	$ (1,786)	89%	31%
Loss of Primary Containment Events	5%	≤ 0.0%	10.0% Reduction	≥ 20.0%	10.0% Increase	0%	0%
Methane Emissions Reduction	5%	≤ 0.0%	5.0%	≥ 10.0%	10.1%	200%	10%
Behavioral Near Miss to Incident Ratio	5%	< 15:1	≥ 18:1 but < 19:1	≥ 22:1	21.52:1	175%	9%
2023 AIP Business Performance %							127%

This award was paid in March 2024. It's important to note that our metrics and associated targets were approved as part of our normal annual process and the targets were not adjusted due to other 2023 circumstances.

We calculate (a) Adjusted EBITDA as: **Gross margin** less operating and maintenance expenses, less selling, general and administrative expenses, less other (income) and expense, plus proportionate EBITDA of joint venture partnerships; and (b) Controllable Costs as: **operating and maintenance costs and selling, general and administrative costs** that are under the responsibility of a cost center manager, less certain expenses that are considered less controllable (such as pension and postretirement benefit costs) or have no net impact on financial performance (such as costs that are passed directly to customers). Operating and maintenance costs, selling, general and administrative costs, and total service revenues include our proportional ownership share of such items recognized by certain equity method investees. The Adjusted EBITDA metric includes a commodity collar mechanism of plus or minus $100 million for the combined impact above or below Plan for Gas and NGL Marketing Services and E&P businesses.

For 2023, we utilized three ESG metrics including Loss of Primary Containment Events ("LOPC"), Methane Emissions Reduction, and Behavioral Near Miss to Incident Ratio ("BNMIR"). The LOPC metric focuses on environmental performance, the reduction of greenhouse gas emissions, and is aligned to our core value of being responsible stewards around the environment and the products we transport. The metric is considered a leading indicator to more significant process safety incidents and is directly related to reducing greenhouse gas emissions. The Methane Emissions Reductions metric focuses on the Company's commitment to reducing our methane emissions expeditiously. The Behavioral Near Miss to Incident Ratio metric places an emphasis on the identification and mitigation of at-risk behaviors. The metrics are each on a payout curve with the exception of the Behavioral Near Miss to Incident Ratio metric which utilizes established incremental tiers from the threshold to stretch payout opportunity. The annual performance results for the ESG metrics, for the purpose of determining the final AIP business performance result, are calculated at the same time every year, which is the same time the AIP business performance is determined and approved. The final results for these ESG metrics could differ slightly from the AIP calculated results.

Individual performance, such as success toward our strategic objectives and individual goals, and successful demonstration of the Company's leadership competencies which exceeded expectations may be recognized through adjustments. Payments may also be adjusted downward if performance warrants. The Committee chose to apply an adjustment to certain NEOs. In total, the adjustments applied to the calculated NEO awards were approximately one percent of the original calculated awards.

2024 AIP Design. The 2024 AIP design is consistent with the 2023 design. Adjusted EBITDA, Controllable Costs, and the ESG metrics will continue to be weighted at 50 percent, 35 percent, and 15 percent respectively. Methane Emissions Reduction will continue to be weighted at 5 percent. High Potential Hazard ID to Incident Ratio and Critical Tier 3 Loss of Primary Containment Ratio were introduced as new metrics and will be weighted at 5 percent each. These metrics continue our focus on environmental and safety performance, the reduction of greenhouse gasses, and align with our core value of being responsible stewards around the environment and the products we transport.

2024 AIP METRICS	WEIGHT
Adjusted EBITDA	50%
Controllable Costs	35%
ESG	15%

Long-Term Incentives

To determine the value for long-term incentives granted to a NEO each year, we consider the following factors:

• the market median and specific awards made to executives in similar positions within our comparator group of companies;

• the proportion of long-term incentives relative to base pay;

• the NEO's impact on Company performance and ability to create value;

• long-term business objectives;

• the market demand for the NEO's particular skills and experience;

• the amount granted to other NEOs in comparable positions at the Company;

• the NEO's demonstrated historical performance; and

• the NEO's leadership performance.

A summary of the long-term incentive program details for 2023 are shown in the following table. The long-term incentive mix for the CEO differs from the mix for the other NEOs. Since the CEO has more opportunity to influence our financial results, the Committee considers it appropriate that a greater percentage of his long-term incentives are directly tied to performance and the Company stock price.

	PERFORMANCE-BASED RSUS	TIME-BASED RSUS
CEO Equity Mix	60%	40%
NEO Equity Mix	50%	50%
Term	Three years	Three years
Frequency	Granted annually	Granted annually
2023 Performance Criteria	ROCE and AFFO per Share with Relative TSR as a modifier	Retention
Vesting	Cliff vesting after three years	Cliff vesting after three years
Payout	Upon vesting, shares are distributed based on performance certification (0% – 200%)	Upon vesting, shares are distributed
Dividends	Dividend equivalents accrued and paid in cash upon vesting but only on earned shares	Dividend equivalents accrued and paid in cash upon vesting

The long-term incentive annual equity award mix has remained unchanged since the 2019 annual grant. Dividend equivalents were added to earned performance-based RSUs beginning with the 2022 grant which will vest and pay on any earned units in 2025.

PERFORMANCE-BASED RSUS

Performance-based RSU awards are only earned if we attain specific pre-determined performance results. The 2020 performance-based RSU award utilized ROCE and Debt to EBITDA Ratio to determine performance and the actual number of units that will vest. The 2021, 2022, 2023, and 2024 performance-based RSU awards utilize ROCE and AFFO per Share to determine performance. Each award beginning in 2020 applies Relative TSR as a performance modifier. The 2019 through 2021 performance-based RSUs did not accrue cash dividend equivalents. Beginning with the 2022 awards, performance-based RSUs accrue cash dividend equivalents which would only pay on any earned units upon the vesting and distribution of the award.

2019 Special Performance-based RSU Award. At the time of the 2019 annual equity award, four of the five current NEOs received an incremental performance-based equity award. This award measured 2021 Adjusted Earnings Per Share ("EPS") against pre-established targets. While the performance period ended on December 31, 2021, any earned award would vest in 50 percent increments three and four years from the date of the award, in February 2022 and February 2023, respectively. While the award is performance-based, the extended vesting period was added for retentive purposes. Prior to the 2019 award, six of the nine original recipients of this award had been an executive officer with the Company for less than two years. Considering the progress associated with the reconstituted leadership group, the Committee sought to provide a common retentive award across the group while building in more significant retention.

	PERFORMANCE-BASED RSU METRICS	WEIGHTING (%)	THRESHOLD	TARGET	STRETCH	RESULT
2019 Special Award	**2021 Adjusted EPS**	100%	$0.99	$1.07	$1.23	200.0%
			Actual: $1.36			
	Final Result					**200.0%**

This Adjusted EPS target represented approximately a 35 percent total growth rate from 2018 Adjusted EPS results. The actual 2021 Adjusted EPS result was 72 percent above the 2018 Adjusted EPS result.

2020 Performance-based RSU Awards. The 2020 performance-based RSU awards, granted on February 24, 2020, utilized two equally weighted metrics to measure performance and could result in a payout range from 0 percent to 200 percent of target. ROCE was weighted at 50 percent and Debt to EBITDA Ratio was weighted at 50 percent and both were measured against pre-established targets. Additionally, the calculated result from these weighted financial metrics could be increased or decreased by 25 percent of the calculated result utilizing a Relative TSR metric. If our TSR relative to our peer company group was in the top three companies, the calculated result will be increased by 25 percent, while the calculated result will be decreased by 25 percent if our TSR relative to our peer company group is in the bottom three companies. However, under no circumstance can the total calculated award exceed 200 percent of target.

2022 ROCE performance increased more than 42 percent from 2019 and 2022 Debt to EBITDA Ratio improved by more than 19 percent. Both metrics exceeded stretch targets. Williams TSR during this period placed second and in the top one-third of our peer companies. While this would normally increase the calculated payout by 25%, since the calculated result of the financial performance metrics was already at the 200% maximum payout, no adjustment was made.

The 2020 performance-based award, which vested in February 2023, distributed 200 percent of the targeted number of RSUs awarded.

	PERFORMANCE-BASED RSU METRICS	WEIGHTING (%)	THRESHOLD	TARGET	STRETCH	METRIC RESULT	WEIGHTED RESULT
2020	**2022 ROCE**	50%	7.30%	7.50%	8.00%	200.0%	100.0%
			Actual: 10.10%				
	2022 Debt to EBITDA Ratio	50%	4.40x	4.20x	4.00x	200.0%	100.0%
			Actual: 3.55x				
	Relative TSR		—Modifier may increase or decrease result by 25% +/-%—			+25%	—
			Actual: 2nd of 10 (top one-third)				
	Final Result						**200.0%**

OUTSTANDING PERFORMANCE-BASED RSUS

2021, 2022, and 2023 Performance-based RSU Awards. The 2021, 2022, and 2023 performance-based RSU awards, granted on February 24, 2021, February 23, 2022, and February 23, 2023, respectively, utilize two equally weighted metrics to measure performance against preestablished targets and can result in a payout range from 0 percent to 200 percent of target. ROCE and AFFO per Share are each weighted at 50 percent. Additionally, consistent with the 2020 awards, Relative TSR is utilized as a modifier and the calculated result from these weighted financial metrics may be increased or decreased by 25 percent. Beginning with the 2022 performance-based awards, cash dividend equivalents will accrue on any earned units during the vesting period. The cash dividend equivalent payment will only be made on earned units and will only be paid upon the vesting and distribution of the award.

	PERFORMANCE-BASED RSU METRICS	WEIGHTING (%)	THRESHOLD	TARGET	STRETCH
2021	**2023 ROCE**	50%	8.00%	8.30%	8.70%
	2023 AFFO per Share	50%	$3.15	$3.25	$3.35
	Relative TSR		—Modifier may increase or decrease result by 25% +/-%—		

The 2021 performance-based RSU award earned a 200 percent payout as 2023 ROCE and 2023 AFFO per Share performance exceeded the established stretch targets. The award vested on February 24, 2024.

	PERFORMANCE-BASED RSU METRICS	WEIGHTING (%)	THRESHOLD	TARGET	STRETCH
2022	2024 ROCE	50%	**9.25%**	**9.65%**	**10.25%**
	2024 AFFO per Share	50%	**$3.75**	**$3.87**	**$4.05**
	Relative TSR	—Modifier may increase or decrease result by 25% +/-%—			

	PERFORMANCE-BASED RSU METRICS	WEIGHTING (%)	THRESHOLD	TARGET	STRETCH
2023	2025 ROCE	50%	**10.30%**	**10.75%**	**11.20%**
	2025 AFFO per Share	50%	**$4.20**	**$4.32**	**$4.45**
	Relative TSR	—Modifier may increase or decrease result by 25% +/-%—			

2024 Performance-based RSU Awards. The 2024 performance-based RSU awards, granted on February 22, 2024, are consistent with the 2021-2023 awards and utilize two equally weighted metrics to measure performance against preestablished targets and can result in a payout range from 0 percent to 200 percent of target. ROCE and AFFO per Share are each weighted at 50 percent. Additionally, consistent with the 2020—2023 awards, Relative TSR is utilized as a modifier and the calculated result from these weighted financial metrics may be increased or decreased by 25 percent. Cash dividend equivalents accrue on any earned units during the vesting period. The cash dividend equivalent payment will only be made on earned units and will only be paid upon the vesting and distribution of the award.

TIME-BASED RSU AWARDS

We grant time-based RSUs to retain executives and to facilitate stock ownership. The use of time-based RSUs is also consistent with the practices of our comparator group of companies. Time-based RSUs accrue dividend equivalents which will be paid in cash only upon vesting and distribution of the award.

ADDITIONAL LONG-TERM INCENTIVE PROGRAM DETAILS

Stock Option Awards. For recipients, stock options have value only to the extent the price of our common stock is higher on the date the options are exercised than it was on the date the options were granted. While previous awards are still outstanding, stock options were last granted as part of our annual equity awards in 2018.

Grant Practices. The Committee typically approves our annual equity grant in February of each year. The grant is typically made shortly after the annual earnings release to ensure the market has time to absorb material information disclosed in the earnings release and reflect that information in the stock price. The grant date for off-cycle grants for individuals who are not NEOs, for reasons such as retention or new hires, is generally the first business day of the month following the approval of the grant. By using this consistent approach, we remove grant timing from the influence of the release of material information.

Stock Ownership Guidelines. Our program provides stock ownership guidelines for each of our NEOs and our Board of Directors as shown in the table below:

POSITION	OWNERSHIP MULTIPLE	AS A MULTIPLE OF	HOLDING/RETENTION REQUIREMENT
CEO	6x	Base Pay	50%, after taxes, until guidelines are met
NEO	3x	Base Pay	50%, after taxes, until guidelines are met
Board of Directors	5x	Annual Cash Retainer	60% until guidelines are met

The Committee annually reviews the guidelines for competitiveness and alignment with best practices and monitors the NEOs' progress toward compliance. WMB shares owned outright and outstanding time-based RSUs count as owned for purposes of the program. Stock options and performance-based equity are not included as owned for purposes of the program. NEOs must retain 50 percent of any vested equity awards, net of taxes, until their ownership guidelines are met. At Williams, NEOs must hold at least 50 percent of any equity transaction if they have not met their ownership guideline regardless of their time in the role.

The Stock Ownership Guidelines require Board members to retain 60 percent of distributed vested equity awards until their ownership guidelines are met. However, beginning with the 2017 equity awards, there is a mandatory 100 percent deferral of all board equity awards. These awards will not distribute until the Director leaves the Board.

Benefits and Other Compensation Program Details

Benefits and Limited Perquisites

Consistent with our philosophy to emphasize pay for performance, our NEOs receive very few perquisites or supplemental benefits. They are as follows:

Retirement Restoration Benefits	NEOs participate in our qualified retirement program on the same terms as our other employees. We offer a retirement restoration plan to maintain a proportional level of pension benefits to our NEOs as provided to other employees. The Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), limits qualified pension benefits based on an annual compensation limit. For 2023, the limit was $330,000. Any limitation in a NEO's pension benefit in the tax-qualified pension plan due to this limit is made up for (subject to a cap) in the unfunded retirement restoration plan. Benefits for NEOs are not enhanced and are calculated using the same benefit formula as that used to calculate benefits for employees in the qualified pension plan. The compensation included in the retirement restoration benefit is consistent with pay considered for employees in the qualified pension plan. Equity compensation, including RSUs and stock options, is not considered. Additionally, we do not provide a nonqualified benefit related to our qualified 401(k) defined contribution retirement plan.
Financial Planning Allowance	We offer financial planning to provide expertise on current tax laws to assist NEOs with personal financial planning and preparations for contingencies such as death and disability. Covered services include estate planning, tax planning, tax return preparation, wealth accumulation planning, and other personal financial planning services. In addition, by working with a financial planner, NEOs gain a better understanding of and appreciation for the programs the Company provides, which helps to maximize the retention and engagement aspects of the dollars the Company spends on these programs.
Personal Use of Company Aircraft	The CEO is allowed, but not required, to use the Company's private aircraft for personal travel. Our policy for all other executive officers is to discourage personal use of the aircraft, but the CEO retains discretion to permit its use when deemed appropriate, such as when the destination is not well served by commercial airlines, personal emergencies, and the aircraft is not being used for business purposes. To the extent that NEOs, including the CEO, use the Company's private aircraft for personal travel, imputed income will be applied to the NEO, in compliance with Internal Revenue Code requirements.
Executive Physicals	The Committee requires annual physicals for the NEOs. Such physicals align with our wellness initiative as well as assist in mitigating risk. NEO physicals are intended to identify any health risks and medical conditions as early as possible in an effort to achieve more effective treatment and outcomes.
Event Center	We have a suite and club seats at certain event centers that were purchased for business purposes. If they are not being used for business purposes, we make them available to all employees, including our NEOs. This is not considered a perquisite to our NEOs because it is available to all employees.

Other Compensation Program Components

In addition to establishing the pay elements described above, we have adopted a number of policies to further the goals of the executive compensation program, particularly with respect to strengthening the alignment of our NEOs' interests with stockholder long-term interests.

Employment Agreements. Williams does not have employment agreements with our NEOs.

Termination and Severance Arrangements. The Executive Severance Pay Plan includes senior executive officers, which includes NEOs other than the CEO, in order to define a consistent approach of treatment in the event of a severance event. Under the plan, NEOs are eligible to receive a discretionary payment of 1.5 to 2.0 times the sum of the NEOs base salary and target annual bonus. Any severance payment is discretionary. Considerations include the NEO's term of employment, past accomplishments, reasons for separation from the Company, and competitive market practice. The NEO can elect coverage under the Company's medical benefits plans for 18 months from the termination in the same manner and at the same cost as similarly situated active employees for up to the first three months. Outplacement services may be provided up to a maximum amount of $25,000.

Change in Control Agreements. Our change in control agreements, in conjunction with the NEOs' equity award agreements, provide separation benefits for our NEOs. Our program includes a double trigger for benefits and equity vesting. This means there must be a Company change in control and the NEO must experience a qualifying termination of employment prior to receiving benefits under the agreement. This practice creates security for the NEOs but does not provide an incentive for the NEO to leave the Company. Our program is designed to encourage the NEOs to focus on the best interests of stockholders by alleviating their concerns about a possible detrimental impact to their compensation and benefits under a potential change in control, not to provide compensation advantages to NEOs for executing a transaction.

Our Committee reviews our change in control benefits periodically to ensure they are consistent with competitive practice and aligned with our compensation philosophy. As part of the review, calculations are performed to determine the overall program cost to the Company if a change in control event were to occur and all covered NEOs were terminated as a result. An assessment of competitive norms, including the reasonableness of the elements of compensation received, is used to validate benefit levels for a change in control. We do not offer a tax gross-up provision in our change in control agreements but instead include a 'best net' provision providing our NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, subjecting them to possible excise tax payments. The Committee continues to believe that offering a change in control program is appropriate and critical to attracting and retaining executive talent and keeping them aligned with stockholder interests in the event of a change in control.

The following chart details the benefits received if a NEO were to be terminated or resigned for a defined good reason following a change in control as well as an analysis of those benefits as it relates to the Company, stockholders, and the NEO:

CHANGE IN CONTROL BENEFIT	WHAT DOES THE BENEFIT PROVIDE TO THE COMPANY AND STOCKHOLDERS?	WHAT DOES THE BENEFIT PROVIDE TO THE NEO?
Multiple of 3x base pay plus annual cash incentive at target	Encourages NEOs to remain engaged and stay focused on successfully closing the transaction.	Financial security for the NEO equivalent to three-years of continued employment.
Accelerated vesting of stock awards	An incentive to stay during and after a change in control. If there is risk of forfeiture, NEOs may be less inclined to stay or to support the transaction.	The NEOs are kept whole if they have a separation from service following a change in control.
The value of 36 months of group medical, dental, and/or prescription drug plan benefits	This is a minimal cost to the Company that creates a competitive benefit.	Access to health coverage.
Reimbursement of legal fees to enforce benefit	Keeps NEOs focused on the Company and not concerned about whether the acquiring company will honor contractual commitments after a change in control.	Security during an unstable period of time.
Outplacement assistance	Keeps NEOs focused on supporting the transaction and less concerned about trying to secure another position.	Assists NEOs in finding a comparable executive position.
'Best Net' provision	Enables the change in control benefits to be delivered in as close a manner to the intended value of the benefits as possible.	Provides NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, which would subject them to possible excise tax payments.

Derivative Transactions. Our policy on securities trading applies to transactions in positions or interests whose value is based on the performance or price of our common stock. Because of the inherent potential for abuse, Williams prohibits officers, directors, and certain other employees from entering into short sales or using equivalent derivative securities in connection with Williams or its affiliates' securities. Our policy on securities trading also prohibits holding Williams or its affiliates' securities in a margin account or pledging them as collateral for a loan.

Mitigating Risk in Our Compensation Programs

No material adverse compensation-related risks were identified as top risks in the Company's Strategic Risk Assessment Process as discussed in the "**Board Structure and Oversight**" section of this proxy statement addressing Strategic Planning and Strategic Risk Assessment. Our compensation plans are effectively designed and function to reward positive performance and motivate NEOs and employees to behave in a manner consistent with our stockholder interests, business strategies and objectives, ethical standards, and prudent business practices, along with our Core Values which are the foundation on which we conduct business. Our Core Values can be found on our website at www.williams.com from the Our Company tab. In fact, many elements of our executive pay program serve to mitigate excessive risk taking. For example:

Target Pay Mix. The target pay mix weighting of long-term incentives, annual cash incentives, and base pay is consistent with comparator company practices and avoids placing too much value on any one element of compensation, particularly the annual cash incentive. The mix of our pay program is intended to motivate NEOs to consider the impact of decisions on stockholders in the long-, intermediate-, and short-terms.

Annual Cash Incentive. Our annual cash incentive program does not allow for unlimited payouts. Calculated annual cash incentive payments for NEOs cannot exceed 200 percent of target levels.

Performance-based Awards

- Our annual cash incentive and long-term incentive programs include performance-based awards. The entire annual cash incentive award is measured against performance targets, while a significant portion of the long-term equity awards provided to NEOs is in the form of performance-based RSUs. Performance-based RSUs have no value unless we achieve pre-determined performance target thresholds.

- To drive a long-term perspective, all 2023 RSU awards cliff vest three years from the date of grant rather than vesting ratably on an annual basis. Additionally, any earned cash dividend equivalents on time- and performance-based RSUs are not paid until the officer meets the vesting requirements and the award is distributed. Prior to 2022 awards, cash dividend equivalents were not provided on performance-based RSU awards.

- NEOs' incentive compensation performance is measured at the enterprise level rather than on a business unit level to ensure a focus on the overall success of the Company.

Stock Ownership Guidelines. As discussed in this CD&A, all NEOs, consistent with their responsibilities to stockholders, must hold an equity interest in the Company equal to a stated multiple of their base pay.

Recoupment Policy. On October 26, 2022, the SEC adopted rules requiring security exchanges to establish listing standards that require listed issuers to adopt compensation recovery policies as part of the Dodd-Frank Act of 2010. On June 9, 2023, the SEC approved the NYSE's proposed listing standards. The Company's Recoupment Policy was updated in 2023 to comply with the new listing standards. A primary element of this updated policy is to recover erroneously awarded incentive-based compensation paid to current or former executive officers impacted by an accounting restatement due to material noncompliance with any required financial reporting requirement under securities laws. In the event of an accounting restatement that impacts past incentive compensation awards, the policy requires the Company to go back up to three years preceding the date of the accounting restatement to recoup any erroneously awarded incentive compensation. In addition to these updates, the Company retained the separate discretionary recoupment policy which allows the Company to pursue the recoupment of any performance-based incentive payments, including payments under the AIP and performance-based RSUs, paid to executive officers, who are found by the Board to be personally responsible for fraud or intentional misconduct.

Insider Trading Policy. Our insider trading policy prohibits NEOs and directors, directly or through family members or other persons or entities, from buying or selling Williams securities or engaging in any other action to take personal advantage of material nonpublic information. In addition, if during the course of working for the Company, the NEO or director learns of material nonpublic information about a competitor or a company with which Williams or an affiliate of Williams does or anticipates doing business with, he/she may not trade in that company's securities until the information becomes public or is no longer material.

Accounting and Tax Treatment

We consider the impact of accounting and tax treatment when designing all aspects of pay, but the primary driver of our program design is to support our business objectives.

Prior to 2018 and the implications of the tax reform legislation in late 2017, stock options and performance-based RSUs were intended to satisfy the requirements for performance-based compensation as defined in Section 162(m) of the Internal Revenue Code and were therefore considered a tax-deductible expense. Time-based RSUs did not qualify as performance-based and may not be fully deductible. Section 162(m) has been amended for taxable years after December 31, 2017, eliminating the performance-based compensation exception, except for certain grandfathered arrangements previously in place. The Company will generally not be entitled to a tax deduction for individual compensation in excess of $1 million for certain executive officers.

Compensation and Management Development Committee Report

We have reviewed and discussed the foregoing CD&A with management. Based on our review and discussions with management, we recommend to the Board that the CD&A be included in this proxy statement.

By the members of the Compensation and Management Development Committee of the Board:*

> William H. Spence, Chair
> Stephen W. Bergstrom
> Carri A. Lockhart
> Richard E. Muncrief
> Scott D. Sheffield
> Murray D. Smith

The Committee Report on Executive Compensation is not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Williams under the Securities Act or the Exchange Act, except to the extent that Williams specifically incorporates such information by reference.

* Mr. Spence became the Compensation and Management Development Committee Chair on February 1, 2023, replacing Mr. Sheffield.



To attract the best talent, Williams is dedicated to building a culture of inclusivity, where employees are comfortable bringing their authentic selves to work.

Executive Compensation Tables and Other Information

2023 Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the NEOs earned during fiscal years 2023, 2022, and 2021:

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1]	BONUS[2]	STOCK AWARDS[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION[4]	CHANGE IN PENSION VALUE & NONQUALIFIED DEFERRED COMPENSATION EARNINGS[5]	ALL OTHER COMPENSATION[6]	TOTAL
Alan S. Armstrong President and Chief Executive Officer	2023	$1,390,770	$ —	$9,999,977	$2,649,416	$3,453,819	$54,820	$17,548,802
	2022	1,340,000	—	9,300,000	3,207,960	—	39,636	13,887,596
	2021	1,333,846	—	9,000,015	3,398,640	—	27,032	13,759,533
Micheal G. Dunn EVP and Chief Operating Officer	2023	775,385	—	4,000,001	1,110,000	946,693	27,078	6,859,157
	2022	745,385	—	3,699,996	1,520,000	—	32,187	5,997,568
	2021	716,923	—	2,999,999	1,546,000	157,867	12,436	5,433,225
Chad J. Zamarin EVP, Corporate Strategic Development	2023	643,846	—	3,000,000	855,000	501,382	23,291	5,023,519
	2022	606,923	300,000	2,700,007	900,000	—	21,678	4,528,608
	2021	587,692	—	2,499,992	1,000,000	14,310	20,721	4,122,715
John D. Porter SVP and Chief Financial Officer	2023	571,154	—	2,600,000	655,000	429,774	25,923	4,281,851
	2022	550,000	—	2,400,017	850,000	—	39,678	3,839,695
	2021	—	—	—	—	—	—	—
T. Lane Wilson SVP and General Counsel	2023	556,923	—	1,800,000	565,000	431,367	31,618	3,384,908
	2022	537,693	—	1,600,002	755,000	—	34,921	2,927,616
	2021	—	—	—	—	—	—	—

(1) *Salary. The base salary paid during the calendar year.*

(2) *Bonus. The Committee provided a $300,000 special bonus award to Mr. Zamarin in recognition of his role in the 2021 acquisitions and integration of Sequent and the Wamsutter and Haynesville upstream assets. Additionally, Mr. Zamarin played a key role in executing the 2022 acquisitions of NorTex, Trace Midstream, and MountainWest Pipeline, which closed in early 2023.*

(3) *Stock Awards. Awards were granted under the terms of the 2007 Incentive Plan and include time-based and performance-based RSUs. Amounts shown are the grant date fair value of awards computed in accordance with FASB ASC Topic 718. The assumptions used to value the stock awards can be found in our Annual Report on Form 10-K for the year-ended December 31, 2023.*

The potential maximum values of the performance-based RSUs, subject to changes in performance outcomes, are as follows:

	2023 PERFORMANCE-BASED RSU MAXIMUM POTENTIAL
Alan S. Armstrong	$11,999,983
Micheal G. Dunn	4,000,016
Chad J. Zamarin	3,000,012
John D. Porter	2,599,997
T. Lane Wilson	1,799,969

(4) *Non-Equity Incentive Plan. The maximum annual incentive pool funding for NEOs is 200 percent of target.*

(5) *Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amount shown is the aggregate change from December 31, 2022, to December 31, 2023, in the actuarial present value of the accrued benefit under the qualified pension and non-qualified plan. A portion of the increase in the change in present value is due to the lower discount rate used to measure these benefits at the end of 2023. The underlying design of these programs did not change from 2022 to 2023. Please refer to the "Pension Benefits" table for further details of the present value of the accrued benefit. Mr. Armstrong has a negative value of $1,510,850 for 2022 and $466,437 for 2021. Mr. Dunn has a negative value of $121,211 for 2022. Mr. Zamarin has a negative value of $203,211 for 2022. Mr. Porter has a negative value of $95,285 for 2022. Mr. Wilson has a negative value of $58,712 for 2022.*

(6) *All Other Compensation. Amounts shown represent payments made on behalf of the NEOs and include life insurance premiums, a 401(k)-matching contribution, and perquisites (if applicable). Perquisites may include financial planning services, mandated annual physical exams and personal use of the Company aircraft. If the NEO used the Company aircraft, the incremental cost method is used to calculate the value of the personal use of the Company aircraft. The incremental cost calculation includes items such as fuel, maintenance, weather and airport services, pilot meals, pilot overnight expenses, aircraft telephone, and catering. Amounts do not include arrangements that are generally available to our employees and do not discriminate in scope, terms, or operations in favor of our NEOs, such as medical, dental, and disability programs.*

- *Mr. Armstrong received 401(k) matching contributions in the amount of $19,800; reimbursement of financial planning services; reimbursement related to a mandated annual physical exam; personal usage of the Company aircraft in the amount of $25,388 and life insurance premiums.*

- *Mr. Dunn received 401(k) matching contributions in the amount of $19,800; reimbursement of financial planning services; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Zamarin received 401(k) matching contributions in the amount of $19,800; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Porter received 401(k) matching contributions in the amount of $19,800; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Wilson received 401(k) matching contributions in the amount of $19,800; reimbursement of financial planning services; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

The Committee considers the compensation of CEOs from comparator companies when setting Mr. Armstrong's pay. It is the competitive norm for CEOs to be paid more than other NEOs. In addition, the Committee believes the difference in pay between the CEO and other NEOs is consistent with our compensation philosophy (summarized in the CD&A), which considers the external market and internal value of each job to the Company along with the incumbent's experience and performance of the job in setting pay. The CEO's job is different from the other NEOs because the CEO has ultimate responsibility for performance results and is accountable to the Board and stockholders. Consequently, the Committee believes it is appropriate for the CEO's pay to be higher.

Grants of Plan Based Awards

The following table sets forth certain information with respect to the grant of stock options, RSUs, and awards payable under the Company's annual cash incentive plan during the last fiscal year to the NEOs:

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS [1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS [2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS
		THRESHOLD	TARGET	MAXIMUM	THRESHOLD	TARGET	MAXIMUM				
Armstrong	2/23/2023	$—	$2,086,154	$4,172,308							$ —
	2/23/2023				—	186,683	373,366				5,999,992
	2/23/2023							128,824			3,999,985
Dunn	2/23/2023	—	852,923	1,705,846							—
	2/23/2023				—	62,228	124,456				2,000,008
	2/23/2023							64,412			1,999,993
Zamarin	2/23/2023	—	643,846	1,287,692							—
	2/23/2023				—	46,671	93,342				1,500,006
	2/23/2023							48,309			1,499,994
Porter	2/23/2023	—	514,039	1,028,078							—
	2/23/2023				—	40,448	80,896				1,299,999
	2/23/2023							41,868			1,300,001
Wilson	2/23/2023	—	445,539	891,078							—
	2/23/2023				—	28,002	56,004				899,984
	2/23/2023							28,986			900,015

Note: *Information provided is as of the close of market on December 29, 2023.*

(1) *Non-Equity Incentive Awards. Awards from the 2023 AIP are shown.*

  • *Threshold: At threshold, the 2023 AIP awards are zero.*

  • *Target: The amount shown is based upon a business performance attainment of 100 percent.*

  • *Maximum: The maximum calculated result for the NEOs is 200 percent of their AIP target.*

(2) *Represents performance-based RSUs granted in February 2023 under the 2007 Incentive Plan. Performance-based RSUs can be earned over a three year period only if the established performance target is met and the NEO is employed on the certification date, subject to certain exceptions such as the executive's death, disability or retirement. Under any circumstances, these shares will be distributed no earlier than the third anniversary of the grant other than due to a termination upon a change in control. If performance plan goals are exceeded, the NEO can receive up to 200 percent of target. If plan threshold goals are not met, the NEO's awards are cancelled in their entirety.*

(3) *Represents time-based RSUs granted under the 2007 Incentive Plan. Time-based units cliff vest 36 months from the respective grant date.*

Outstanding Equity Awards

The following table sets forth certain information with respect to the outstanding equity awards held by the NEOs at the end of 2023:

NAME	OPTION AWARDS						STOCK AWARDS				
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS	OPTION EXERCISE PRICE	EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OF STOCK OR OTHER RIGHTS THAT HAVE NOT VESTED	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED [3]
Armstrong	2/23/2015	153,177	—	—	$49.15	2/21/2025	2/23/2023 [1]	—	—	128,824	$4,486,940
	2/24/2014	133,080	—	—	41.77	2/23/2024	2/23/2023 [2]	—	—	186,683	6,502,169
							2/23/2022 [1]	—	—	123,506	4,301,714
							2/23/2022 [2]	—	—	171,798	5,983,724
							2/24/2021 [1]	—	—	150,565	5,244,179
							2/24/2021 [2]	—	—	257,511	8,969,108
Dunn	2/20/2018	109,130	—	—	29.09	2/18/2028	2/23/2023 [1]	—	—	64,412	2,243,470
	2/27/2017	80,736	—	—	28.15	2/26/2027	2/23/2023 [2]	—	—	62,228	2,167,401
							2/23/2022 [1]	—	—	61,421	2,139,293
							2/23/2022 [2]	—	—	56,958	1,983,847
							2/24/2021 [1]	—	—	62,735	2,185,060
							2/24/2021 [2]	—	—	71,531	2,491,425
Zamarin							2/23/2023 [1]	—	—	48,309	1,682,602
							2/23/2023 [2]	—	—	46,671	1,625,551
							2/23/2022 [1]	—	—	44,821	1,561,115
							2/23/2022 [2]	—	—	41,564	1,447,674
							2/24/2021 [1]	—	—	52,279	1,820,878
							2/24/2021 [2]	—	—	59,609	2,076,181
Porter	2/20/2018	5,820	—	—	29.09	2/18/2028	2/23/2023 [1]	—	—	41,868	1,458,262
	2/21/2017	3,936	—	—	28.87	2/19/2027	2/23/2023 [2]	—	—	40,448	1,408,804
	8/4/2016	1,899	—	—	24.98	8/4/2026	2/23/2022 [1]	—	—	39,841	1,387,662
	2/23/2015	2,507	—	—	49.15	2/21/2025	2/23/2022 [2]	—	—	36,946	1,286,829
	2/24/2014	1,057	—	—	41.77	2/23/2024	2/24/2021 [1]	—	—	9,034	314,654
							2/24/2021 [2]	—	—	6,867	239,178
Wilson							2/23/2023 [1]	—	—	28,986	1,009,582
							2/23/2023 [2]	—	—	28,002	975,310
							2/23/2022 [1]	—	—	26,560	925,085
							2/23/2022 [2]	—	—	24,631	857,898
							2/24/2021 [1]	—	—	29,276	1,019,683
							2/24/2021 [2]	—	—	33,381	1,162,660

Note: *Information provided is as of the close of market on December 29, 2023.*

Stock Awards

(1) The following table reflects the vesting dates for associated time-based RSU award grant dates:

GRANT DATE	VESTING DATES
2/23/2023	2/23/2026
2/23/2022	2/23/2025
2/24/2021	2/24/2024

(2) Performance-based RSUs are subject to attainment of performance targets established by the Committee. If earned, these awards generally vest three years from the date of grant. The awards included on the table are outstanding as of December 31, 2023.
(3) Values are based on a closing stock price of $34.83 on December 29, 2023.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to options exercised by the NEO and stock that vested during fiscal year 2023:

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Alan S. Armstrong	565,861	$4,547,129	871,453	$27,105,524
Micheal G. Dunn	—	—	369,188	11,478,091
Chad J. Zamarin	80,029	566,205	279,043	8,675,668
John D. Porter	—	—	28,007	873,258
T. Lane Wilson	928	6,396	152,434	4,740,446



With our focus on sustainable operations, we are committed to leveraging our large-scale natural gas network for the benefit of generations to come.

Retirement Plan

The retirement plan for the Company's NEOs consists of two plans: the pension plan and the retirement restoration plan as described below. Together these plans generally provide the same level of benefits to our executives as the pension plan provides to the majority of other employees of the Company. The retirement restoration plan was implemented to address the annual compensation limit of the Internal Revenue Code.

Pension Plan

Each of our NEOs have completed one year of service and participate in our pension plan. Our pension plan is a noncontributory, tax qualified defined benefit plan (with a cash balance design) subject to the Employee Retirement Income Security Act of 1974, as amended.

Each year, participants in the plan earn compensation credits that are posted to their cash balance account. The annual compensation credits are equal to the sum of a percentage of eligible pay (base pay and certain bonuses) and a percentage of eligible pay greater than the social security wage base. The percentage credited is based upon the participant's age as of December 31, 2019 as shown in the following table:

AGE AS OF 12/31/2019	PERCENTAGE OF ELIGIBLE PAY	PERCENT OF ELIGIBLE PAY GREATER THAN THE SOCIAL SECURITY WAGE BASE
40-49	8%	3%
50 or over	10%	5%

For participants who were active employees and participants under the plan on March 31, 1998 and April 1, 1998, the percentage of eligible pay is increased by 0.3 percent multiplied by the participant's total years of benefit service earned as of March 31, 1998.

In addition, interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan.

While a lump-sum benefit is also available, the monthly annuity available to those who take normal retirement is based on the participant's account balance as of the date of commencement. Normal retirement age is 65. Early retirement eligibility begins at age 55. At retirement, participants may choose to receive a single-life annuity (for single participants), a qualified joint and survivor annuity (for married participants), or they may choose one of several other forms of payment having an actuarial value equal to that of the relevant annuity.

Retirement Restoration Plan

The Internal Revenue Code limits pension benefits, based on the annual compensation limit, which can be accrued in tax-qualified defined benefit plans, such as our pension plan. The annual compensation limit in 2023 was $330,000. Any reduction in an executive's pension benefit accrual due to these limits will be compensated, subject to a cap, under an unfunded top hat plan — our retirement restoration plan.

The elements of compensation that are included in applying the payment and benefit formula for the retirement restoration plan are the same elements that are used, except for application of a cap, in the base pension plan for eligible employees. The elements of pay included in that definition are total base pay, including any overtime, base pay-reduction amounts, and cash bonus awards, if paid (unless specifically excluded under a written bonus or incentive-pay arrangement). Specifically excluded from the definition are severance pay, cost-of-living pay, housing pay, relocation pay (including mortgage interest differential), taxable and non-taxable fringe benefits, and all other extraordinary pay, including any amounts received from equity compensation awards.

With respect to bonuses, annual cash incentives are considered in determining eligible pay under the pension plan. Long-term equity compensation incentives are not considered.

Pension Benefits

The following table sets forth certain information with respect to the actuarial present value of the accrued benefit as of December 31, 2023 under the qualified pension plan and retirement restoration plan. All NEOs are fully vested in the benefits:

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICES	PRESENT VALUE OF ACCRUED BENEFIT[1]	PAYMENTS DURING LAST FISCAL YEAR
Alan S. Armstrong	Pension Plan	38	$1,303,493	—
	Retirement Restoration Plan	38	8,335,745	—
Micheal G. Dunn [2]	Pension Plan	21	448,330	—
	Retirement Restoration Plan	21	1,680,036	—
Chad J. Zamarin	Pension Plan	7	188,974	—
	Retirement Restoration Plan	7	779,801	—
John D. Porter	Pension Plan	26	502,881	—
	Retirement Restoration Plan	26	353,869	—
T. Lane Wilson	Pension Plan	7	257,871	—
	Retirement Restoration Plan	7	673,277	—

(1) The primary actuarial assumptions used to determine the present values include an annual interest credit to normal retirement age equal to 4.50 percent and a discount rate equal to 4.98 percent for the pension plan and a discount rate equal to 4.81 percent for the retirement restoration plan.
(2) Mr. Dunn rejoined the company in 2017. As a former employee, Mr. Dunn has prior years of vesting service under the Plans.

Nonqualified Deferred Compensation

We do not provide other nonqualified deferred compensation for any of our NEOs or other employees.

Change in Control Agreements

We have entered into change in control agreements with each of our NEOs to facilitate continuity of management if there is a change in control of the Company.

If during the term of a change in control agreement, a "change in control" occurs and (i) the employment of any NEO is terminated other than for "cause," "disability," or death, or (ii) a NEO resigns for "good reason," such NEO is entitled to the following:

• accrued but unpaid base salary, accrued but unpaid paid time off, and any other amounts or benefits due but not paid (lump sum payment);

• within sixty days after the termination date or such later date required by section 409A of the Internal Revenue Code of 1986, as amended:

• prorated annual cash incentive for the year of separation through the termination date (lump sum payment);

• a severance amount equal to three times the sum of his or her base salary and target annual incentive bonus, as of the termination date (lump sum payment); and

• an amount equal to the full monthly cost of group medical, dental, and/or prescription drug plan benefits multiplied by thirty-six (lump sum payment).

• all equity awards will vest and will be paid out only in accordance with the terms of the respective plan and award agreements;

• continued participation in the Company's directors' and officers' liability insurance for six years or any longer known applicable statute of limitations period;

- indemnification as set forth under the Company's By-laws; and

- outplacement benefits for six months at a cost not exceeding $25,000 per NEO.

We provide a 'best net' provision providing our NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, subjecting them to possible excise tax payments. If a NEO's employment is terminated for "cause" during the period beginning upon a change of control and continuing for two-years or until the termination of the agreement, whichever happens first, the NEO is entitled to accrued but unpaid base salary, and unpaid paid time off, and any other amounts or benefits due but not paid (lump sum payment).

The agreements with our NEOs use the following definitions:

"Cause" generally means a NEO's:

- conviction of or a plea of nolo contendere to a felony or a crime involving fraud, dishonesty, or moral turpitude;

- misconduct in the performance of his or her duties that has a material adverse effect on Williams;

- violation or disregard of the Code of Business Conduct that has a material adverse effect on Williams;

- violation or disregard of a Company policy, standard or process that has a material adverse effect on Williams; or

- habitual or gross neglect of his or her duties.

Cause generally does not include bad judgment or negligence (other than habitual neglect or gross negligence); acts or omissions made in good faith after reasonable investigation by the NEO or acts or omissions with respect to which the Board could determine that the NEO had satisfied the standards of conduct for indemnification or reimbursement under the Company's By-laws, indemnification agreement, or applicable law; or failure (despite good faith efforts) to meet performance goals, objectives, or measures for a period beginning upon a change of control and continuing for two years or until the termination of the agreement, whichever happens first. A NEO's act or failure to act (except as relates to a conviction or plea of nolo contendere described above), when done in good faith and with a reasonable belief after reasonable investigation that such action or non-action was in the best interest of Williams or its affiliate or required by law shall not be cause if the NEO cures the action or non-action within ten days of notice. Furthermore, no act or failure to act will be cause if the NEO acted under the advice of Williams' counsel or as required by the legal process.

"Change in control" means:

- any person, subject to certain exceptions, becomes a beneficial owner, as such term is defined under the Exchange Act, of 30 percent or more of the combined voting power of all securities entitled to vote generally in the election of directors ("Voting Securities");

- a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not approved by the majority of the members constituting the Board prior to the date of the appointment or election;

- consummation of any reorganization, merger, consolidation, statutory share exchange or similar transaction (a "Reorganization"), the sale or disposition of all or substantially all of Williams' assets (a "Sale"), or the acquisition of the assets or stock of another entity (an "Acquisition") unless immediately following such Reorganization, Sale or Acquisition, (A) all or substantially all of the beneficial owners of the outstanding shares of Williams common stock and Williams Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Reorganization, Sale or Acquisition (the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition and (B) no Person (other than Williams or any of its subsidiaries, the Surviving Entity or its ultimate parent, or any employee benefit plan sponsored or maintained by any of the foregoing) is the beneficial owner of 30% or more of the Voting Securities, and (C) at least a majority of the members of the board of directors or similar governing body of the Surviving Entity were members of the incumbent Board at the time of the execution of the initial agreement, or at the time of the action of the Board of Directors, providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition); or

- approval by the stockholders of Williams for a complete liquidation or dissolution of Williams.

"Disability" means the inability of NEO, as determined by the Board, to perform the essential functions of his or her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of 6 consecutive months.

"Good reason" means, generally, (i) the assignment of any duties inconsistent in any material respect with the NEO's position, authority, duties or responsibilities as provided in the agreement or any other action that results in a material diminution in the NEO's position, authority, duties or responsibilities, (ii) a reduction in the NEO's base salary or annual bonus opportunity, (ii) required relocation to an office or location more than 50 miles for the NEO's office or location as of the change in control, (iv) a successor company's failure to honor the agreement, or (v) any other material breach of the Agreement not taken in good faith or not promptly remedied upon notice from the NEO.



Williams is addressing the most complex energy challenges of our time and needs innovative problem-solvers for business and operations roles across the country.

Termination Scenarios

The following table sets forth circumstances that provide for payments to the NEOs following or in connection with a change in control of the Company or a NEO's termination of employment for cause, upon retirement, upon death and disability, or not for cause. NEOs are generally eligible to retire at the earlier of age 55 and completion of three years of service or age 65.

All values are based on a hypothetical termination date of December 31, 2023 and a WMB closing stock price of $34.83 on such date. The values shown are intended to provide reasonable estimates of the potential benefits the NEOs would receive upon termination. The values are based on various assumptions and may not represent the actual amount a NEO would receive. In addition to the amounts disclosed in the following table, a departing NEO would retain the amounts he or she has earned over the course of his or her employment prior to the termination event, including accrued retirement benefits and previously vested stock options and restricted stock units.

NAME	PAYMENT	FOR CAUSE[1]	RETIREMENT[2]	DEATH & DISABILITY[3]	NOT FOR CAUSE[4]	CIC[5]
Armstrong	Stock awards	—	$29,859,795	$29,859,795	$29,859,795	$37,855,601
	AIP	—	2,100,000	2,100,000	2,100,000	2,100,000
	Cash Severance	—	—	—	—	10,500,000
	Outplacement	—	—	—	—	25,000
	Health & Welfare	—	—	—	—	79,302
	'Best Net' Provision	—	—	—	—	(6,590,339)
	Total	**—**	**31,959,795**	**31,959,795**	**31,959,795**	**43,969,564**
Dunn	Stock awards	—	8,781,015	11,539,150	11,539,150	14,172,155
	AIP	—	858,000	858,000	858,000	858,000
	Cash Severance	—	—	—	3,276,000	4,914,000
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	5,615	79,302
	'Best Net' Provision	—	—	—	—	(2,293,881)
	Total	**—**	**9,639,015**	**12,397,150**	**15,703,765**	**17,754,576**
Zamarin	Stock awards	—	—	8,984,608	8,984,608	10,953,691
	AIP	—	—	650,000	650,000	650,000
	Cash Severance	—	—	—	2,600,000	3,900,000
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	5,950	87,416
	'Best Net' Provision	—	—	—	—	(2,183,789)
	Total	**—**	**—**	**9,634,608**	**12,265,557**	**13,432,318**
Porter	Stock awards	—	—	4,923,441	4,923,441	6,557,066
	AIP	—	—	517,500	517,500	517,500
	Cash Severance	—	—	—	2,185,000	3,277,500
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	5,615	79,302
	'Best Net' Provision	—	—	—	—	—
	Total	**—**	**—**	**5,440,941**	**7,656,557**	**10,456,368**
Wilson	Stock awards	—	3,981,418	5,208,829	5,208,829	6,381,069
	AIP	—	448,000	448,000	448,000	448,000
	Cash Severance	—	—	—	2,016,000	3,024,000
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	3,920	55,859
	'Best Net' Provision	—	—	—	—	(1,093,675)
	Total	**—**	**4,429,418**	**5,656,829**	**7,701,749**	**8,840,253**

(1) *If a NEO is terminated for cause or leaves the company voluntarily, no additional benefits will be received.*

(2) *Mr. Armstrong, Mr. Dunn, and Mr. Wilson are the only NEOs eligible to retire as of December 31, 2023. If a NEO retires, then the annual cash incentive for the year of separation is pro-rated to the retirement date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. A pro-rated portion of the unvested time-based restricted stock units will accelerate, and a pro-rated portion of any performance-based restricted stock units will vest on the original vesting date if the Compensation Committee certifies that the performance measures were met. Since Mr. Armstrong is over age 60 and has more than 10 years of service, any time-based RSU that has been outstanding at least six months would vest upon retirement. The annual cash incentive award amounts, as of December 31, 2023, are shown at target.*

(3) *If a NEO dies or becomes disabled, then the annual cash incentive for the year of separation is pro-rated through the separation or leave date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. All unvested time-based restricted stock units will fully accelerate, and a pro-rated portion of any performance-based restricted stock units will vest if the Compensation Committee certifies that the performance measures were met. The annual cash incentive award estimates, as of December 31, 2023, are shown at target.*

(4) *For a NEO who is involuntarily terminated and who receives severance or for a NEO whose termination is due to the sale of a business or outsourcing any portion of a business and for whom no comparable internal offer of employment is made, all unvested time-based restricted stock units will fully accelerate, and a pro-rated portion of any performance-based restricted stock units will vest if the Compensation Committee certifies that the performance measures were met. If this separation occurs during the last quarter of the fiscal year, the annual cash incentive for the year of separation is pro-rated through the separation or leave date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. The annual cash incentive award amounts, as of December 31, 2023, are shown at target.*

(5) *See "**Change In Control Agreements**" section.*

Please note that we make no assumptions as to the achievement of performance goals as it relates to the performance-based RSUs for active NEOs. If an award is covered by Section 409A of the Internal Revenue Code, lump sum payments and equity award distributions occurring from these events will occur six months after the triggering event to the extent required by the Internal Revenue Code and our award agreements.

CEO Pay Ratio

Our CEO Pay Ratio was calculated in compliance with the requirements set forth in Item 402(u) of Regulation S-K. We are utilizing a new median employee after utilizing the same median employee in the 2021, 2022, and 2023 Proxy Statements. We identified this median employee using our employee population on October 1, 2023. We used a consistently applied compensation measure across our employee population to determine the median employee. For our consistently applied compensation measure, we used targeted total cash compensation which includes an employee's base salary plus their annual incentive bonus opportunity at target. Due to the consistent use of base salaries and our annual incentive program across our population, targeted total cash compensation provides an accurate depiction of total earnings for the purpose of identifying our median employee. We then calculated the median employee's compensation in the same manner as the named executive officers in the Summary Compensation Table.

Our median employee's compensation was $126,008. Our CEO's disclosed compensation amount was $17,548,802. Accordingly, our CEO Pay Ratio is 139:1.

It is important to note that 90 percent of our CEO's target compensation is at risk. Additionally, 57 percent of the amount disclosed as the CEO's total compensation in the Summary Compensation Table is the grant date value of equity awards made during 2023. He has not earned any value from these awards to date. Also, more than $3.4 million of the CEO's total compensation is due to a change in the present value of the pension benefits he has earned over his 38 years of service with the Company. This amount was primarily driven by a change in interest rates utilized in the calculation.

Pay Versus Performance

The table below provides additional information related to compensation for our named executive officers as required by Item 402(v) of Regulation S-K. The table includes a new calculated value titled "compensation actually paid" ("CAP") for the Primary Executive Officer ("PEO"), our CEO, and for the non-PEO NEOs. It's important to note the majority of the value displayed as CAP has in fact not been earned or paid and reflects updated values of outstanding equity awards that are still subject to vesting, and in some cases, performance requirements. The table also provides information on our cumulative TSR, the cumulative TSR of the Bloomberg Americas Pipeline Index, GAAP net income and Adjusted EBITDA.

					VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:[b]			
YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NAMED EXECUTIVE OFFICERS ($)[a]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NAMED EXECUTIVE OFFICERS ($)[a]	COMPANY TSR ($)	BLOOMBERG AMERICAS PIPELINE INDEX TSR ($)	NET INCOME ($) in millions	ADJUSTED EBITDA[c] ($) in millions
2023	$17,548,802	$18,483,038	$4,887,359	$5,389,030	$190.37	$131.11	$3,303	$6,779
2022	13,887,596	36,717,682	4,323,372	9,088,871	170.05	122.58	2,117	6,418
2021	13,759,533	32,332,070	4,036,788	9,626,605	127.92	106.10	1,562	5,635
2020	12,171,958	12,835,709	4,007,220	4,308,244	92.40	79.13	198	5,105

(a) *The PEO for the disclosure is our CEO Mr. Armstrong. The non-PEO NEOs for 2020 and 2021 include Mr. Dunn, Mr. Zamarin, Mr. Chandler, and Mr. Bennett. The non-PEO NEOs for 2022 and 2023 include Mr. Dunn, Mr. Zamarin, Mr. Porter, and Mr. Wilson.*
(b) *The dollar amount represents the value of an initial $100 investment on December 31, 2019, assuming reinvestment of all dividends.*
(c) *Adjusted EBITDA is a non-GAAP measure. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the appendix.*

The following tables detail the adjustments to the SCT total compensation value to reach the calculated CAP result. The equity award values are calculated in accordance with FASB ASC Topic 176 for each year-end value. For awards that vested within the applicable calendar year, the actual vesting date value is applied. The addition to the SCT value for pension benefits reflect the actual service cost applicable for the calendar year as opposed to the change in present value of the pension benefit used in the SCT. No prior service cost is included as there were no applicable plan amendments during this time.

The PEO calculation of CAP:

YEAR	SCT TOTAL COMP	DEDUCTIONS FROM SCT TOTAL FOR EQUITY AWARDS	DEDUCTIONS FROM SCT FOR PENSION BENEFITS	ADDITIONS TO SCT TOTAL FOR EQUITY AWARDS	ADDITIONS TO SCT FOR PENSION BENEFITS	COMPENSATION ACTUALLY PAID
2023	$17,548,802	$(9,999,977)	$(3,453,819)	$13,576,265	$811,767	$18,483,038
2022	13,887,596	(9,300,000)	—	31,567,125	562,961	36,717,682
2021	13,759,533	(9,000,015)	—	26,902,316	670,236	32,332,070
2020	12,171,958	(7,500,010)	(943,581)	8,421,513	685,829	12,835,709

The following details the sources of the CAP additions related to the PEO's Equity Awards:

YEAR	FAIR VALUE OF CURRENT YEAR AWARDS OUTSTANDING AT YEAR END	CHANGE IN VALUE OF PRIOR YEARS' AWARDS OUTSTANDING AT YEAR END	CHANGE IN VALUE OF PRIOR YEARS' AWARDS THAT VESTED IN YEAR	CHANGE IN VALUE OF PRIOR YEARS' AWARDS THAT FAILED TO MEET VESTING CONDITIONS	VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	EQUITY VALUE INCLUDED IN CAP
2023	$11,424,080	$ 2,990,993	$(1,565,280)	$ —	$726,471	$13,576,265
2022	10,498,900	18,907,561	1,709,315	—	451,348	31,567,125
2021	10,126,728	16,198,513	332,207	—	244,868	26,902,316
2020	8,504,268	1,767,331	(2,062,071)	—	211,985	8,421,513

Note: The increased equity value included in CAP in 2021 and 2022 is primarily due to more than a 64 *percent increase in the stock price from December 31, 2020, to December 30, 2022 and increases in the estimated performance-based RSU results of outstanding awards. Performance-based RSUs make up the largest component of the PEO's annual equity award.*

The Non-PEO NEOs calculation of CAP:

YEAR	SCT TOTAL COMP	DEDUCTIONS FROM SCT TOTAL FOR EQUITY AWARDS	DEDUCTIONS FROM SCT FOR PENSION BENEFITS	ADDITIONS TO SCT TOTAL FOR EQUITY AWARDS	ADDITIONS TO SCT FOR PENSION BENEFITS	COMPENSATION ACTUALLY PAID
2023	$4,887,359	$(2,850,000)	$(577,304)	$3,691,176	$237,800	$5,389,030
2022	4,323,372	(2,600,006)	—	7,220,623	144,882	9,088,871
2021	4,036,788	(2,275,002)	(67,160)	7,718,867	213,113	9,626,605
2020	4,007,220	(2,350,001)	(258,967)	2,688,674	221,318	4,308,244

The following details the sources of the CAP additions related to the Non-PEO NEO's Equity Awards:

YEAR	FAIR VALUE OF CURRENT YEAR AWARDS OUTSTANDING AT YEAR END	CHANGE IN VALUE OF PRIOR YEARS' AWARDS OUTSTANDING AT YEAR END	CHANGE IN VALUE OF PRIOR YEARS' AWARDS THAT VESTED IN YEAR	CHANGE IN VALUE OF PRIOR YEARS' AWARDS THAT FAILED TO MEET VESTING CONDITIONS	VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON EQUITY AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	EQUITY VALUE INCLUDED IN CAP
2023	$3,246,052	$ 588,212	$(373,961)	$ —	$230,873	$3,691,176
2022	2,919,316	3,759,353	410,716	—	131,238	7,220,623
2021	2,546,120	4,926,525	130,284	—	115,937	7,718,867
2020	2,605,503	363,249	(439,842)	—	159,764	2,688,674

The four metrics on the following table represent an unranked list of the most important performance measures used by the Company to align compensation with Company performance.

MOST IMPORTANT PERFORMANCE METRICS IN 2023
Adjusted EBITDA
Available Funds From Operations (AFFO) Per Share
Relative Total Shareholder Return (TSR)
Return on Capital Employed (ROCE)

The following supplemental charts demonstrate the significant growth in both Total Shareholder Return (TSR) and in our financial performance over this four year period creating a strong relationship between performance and the SEC's required calculation of CAP:



CAP vs. Multi-Year Cumulative Return
The Williams Companies, Inc. and Bloomberg Americas Pipeline Index





Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information concerning Williams common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2023, including The Williams Companies, Inc. 2007 Incentive Plan and 2007 Employee Stock Purchase Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS[1]	WEIGHTED-AVERAGE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS[2]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN OF THIS TABLE)[3]
Equity Compensation plans approved by security holders	8,688,435	$37.17	12,829,062
Equity Compensation plans not approved by security holders	—	—	—
Total	8,688,435	$37.17	12,829,062

(1)   Includes 7,167,109 shares of RSUs, all of which were approved by security holders.
(2)   Excludes the shares issuable upon the vesting of RSUs included in the first column of this table for which there is no weighted-average price.
(3)   Includes 909,425 shares remaining to be issued out of the 2007 Employee Stock Purchase Plan.



Williams is making immediate emissions reductions at our natural gas assets and also investing in new innovations and technologies to deliver future energy solutions.

Proposal 3:

Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2024.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.**

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent, registered public accounting firm ("Independent Auditor"). At a meeting held on January 29, 2024, the Audit Committee selected Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2024. EY was our Independent Auditor for the 2023 fiscal year and has been our independent auditor since 1962. The Audit Committee believes that the appointment of EY as our Independent Auditor is in the best interests of our stockholders.

The Audit Committee considered several factors in selecting EY, including the following:

- Professional Qualifications
- Industry Expertise
- Resources and Capabilities
- Past Performance
- Independence
- Tenure
- Competitiveness of Fees
- Disruption from Auditor Change

Oversight and Independence Controls

- **Pre-approval of all EY Services.** The Audit Committee pre-approves all audit and non-audit services provided by EY.

- **Lead Partner Selection Process.** The Audit Committee chair has direct involvement in selection of EY's lead engagement partner as part of the mandatory five-year rotation.

- **Meeting without Management.** The Audit Committee regularly meets with EY in executive session without management present.

- **Performance Review.** At least annually, the Audit Committee evaluates EY's qualifications and performance, including obtaining and reviewing a report by the independent auditor describing its internal quality control procedures, any material issues raised by the internal quality control review, or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding independent audits conducted by EY.

- **Independence Review.** At least annually, the Audit Committee evaluates EY's independence, and obtains and reviews a report by EY describing any relationships with the Company or individuals in financial reporting oversight roles that may reasonably be thought to bear on independence.

- **Internal EY Independence Process.** EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead assurance engagement partner, the coordinating partner, and other partners on the engagement consistent with independence requirements.

- **Regulatory Oversight of External Auditor.** EY is an independent registered public accounting firm subject to Public Company Accounting Oversight Board and SEC oversight.

Benefits of Long Tenure

- **Strong Audit Quality**. EY's deep institutional knowledge and expertise regarding the Company's business, accounting policies and practices, and internal controls over financial reporting enhance audit quality. This knowledge also supports an effective and efficient audit process that enhances responsiveness to material transactions and other changes within the Company when they occur.

- **Competitive Audit Fees.** EY's institutional knowledge of the Company helps maintain competitive fees.
- **No Onboarding Burden**. The Company would incur significant costs and time commitments to switch independent registered public accounting firms and familiarize a new firm with our accounting policies and practices and internal controls.

A representative of EY will attend the virtual Annual Meeting and be available to respond to appropriate questions. EY has indicated that it does not intend to make a formal statement. Stockholder approval of the appointment of EY is not required, but the Audit Committee and the Board are submitting the selection of EY for ratification to obtain our stockholders' views. If a majority of the stockholders do not ratify the selection of EY as the Independent Auditor to audit our financial statements for the fiscal year 2024, the Audit Committee and the Board will consider the voting results and evaluate whether to select a different Independent Auditor.

THE PROCESS FOR APPROVAL OF EY'S SERVICES, INCLUDES THE FOLLOWING STEPS:

1

On an ongoing basis, our management presents specific projects and categories of service to the Audit Committee to request advance approval.

2

The Audit Committee reviews those requests and determines whether to approve the engagement of EY.

The Audit Committee may also delegate the authority to pre-approve audit and permitted non-audit services, excluding services related to the Company's internal controls over financial reporting, to a subcommittee of one or more committee members, provided that any such pre-approvals are reported at a subsequent Audit Committee meeting.

Principal Accountant Fees and Services

Fees for professional services provided by our independent registered public accounting firm for each of the last two fiscal years were as follows:

	2023 (MILLIONS)	2022 (MILLIONS)
Audit Fees	$8.8	$7.7
Audit-Related Fees	$1.0	$1.0
Tax Fees	$0.1	$0.1
All Other Fees	$0.0	$0.0
Total	$9.9	$8.8

Audit fees include fees associated with the annual audits of all of our registrants for SEC and Federal Energy Regulatory Commission reporting purposes, the reviews of our quarterly reports on Form 10-Q, the audit of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002, and services performed in connection with other SEC filings. Audit-related fees include audits of employee benefit plans and services performed for other compliance purposes. Tax fees include tax planning, tax advice, and tax compliance. EY does not provide tax services to our executives.

In 2023 and 2022, all of EY's services were pre-approved by the Audit Committee.

Audit Committee Report

The Audit Committee oversees Williams' financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Audit Committee meets separately with management, the internal auditors, the Independent Auditors, and the General Counsel. The Audit Committee operates under a written charter approved by the Board, a copy of which is available on our website at www.williams.com. The charter, among other things, provides that the Audit Committee has full authority to appoint, oversee, compensate, evaluate, and terminate, when appropriate, the Independent Auditor. In this context, the Audit Committee:

• Reviewed and discussed the audited financial statements in Williams' annual report on Form 10-K with management.

• Discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including the critical audit matters addressed during the audit, the Company's financial reporting process and the effectiveness of the Company's internal accounting controls.

• Received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence.

• Discussed with Ernst & Young LLP its independence from management and Williams.

• Based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

By the members of the Audit Committee of the Board:*

Rose M. Robeson, Chair
Michael A. Creel
Stacey H. Doré
Peter A. Ragauss
Jesse J. Tyson

* Ms. Robeson became the Audit Committee Chair February 1, 2023, replacing Mr. Ragauss.



Williams is committed to continually improving its understanding of the needs and priorities of its employees, customers, shareholders, and communities.

Proposal 4:

Approve the Adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to Limit the Liability of Certain Officers as Permitted by Law.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE WILLAIMS COMPANIES, INC. TO LIMIT THE LIABILITY OF CERTAIN OFFICERS AS PERMITTED BY LAW.**

We are seeking stockholder approval for the adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. (the "Amended and Restated Certificate of Incorporation") to (i) limit the monetary liability of certain officers of the company as permitted by recent amendments to the Delaware General Corporation Law of the State of Delaware (the "DGCL") allowing for exculpation of certain officers similar to exculpation rights provided for directors, and (ii) address miscellaneous cleanup matters, including removing obsolete provisions relating to two series of preferred stock that are no longer outstanding and incorporating language related to an existing series of preferred stock. Appendix B shows the proposed additions to the Company's current certificate of incorporation by bold underlined text and proposed deletions by strikethrough text.

Background

The DGCL permits Delaware corporations to limit directors' personal liability for monetary damages associated with breaches of the duty of care, subject to certain exceptions. While our current certificate of incorporation provides for exculpation of directors to the fullest extent permitted by the DGCL, it does not include a similar provision exculpating officers. In 2022, the Delaware General Assembly and the Governor of the State of Delaware approved an amendment to Section 102(b)(7) of the DGCL to permit a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting the monetary liability of certain officers for damages derived from breaches of the fiduciary duty of care in limited circumstances and subject to certain exceptions ("Officer Exculpation"), which amendment became effective on August 1, 2022. Similar to but more limited than the protection already afforded to directors under our Amended and Restated Certificate, the DGCL permits exculpation for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, but will not eliminate such officers' monetary liability for breaches of fiduciary duty claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company. Officer Exculpation would not extend to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction from which the officer derived an improper personal benefit. Pursuant to Section 102(b)(7) of the DGCL, as amended, exculpation is permitted only with respect to those officers who, at the time of such act or omission, (a) served as the corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (b) was identified in the corporation's public filings with the SEC as one of the most highly compensated executive officers of the corporation; or (c) has consented, by written agreement with the corporation, to be identified as an officer purposes of Section 3114(b) of Title 10 of the Delaware Code. The scope of Officer Exculpation would be similar to the limitation on monetary damages currently provided to the Company's directors, except that, consistent with Section 102(b)(7) of the DGCL, personal liability of directors in respect of actions by or in the right of the Company (including derivative claims) shall be eliminated to the fullest extent permitted by law. In addition, pursuant to Section 102(b)(7) of the DGCL, exculpation of the Company's directors does not include the elimination or limitation of liability under Section 174 of the DGCL.

Reasons for the Proposed Changes Related to Officer Exculpation

The Board unanimously recommends stockholders approve the adoption of the Amended and Restated Certificate of Incorporation for the following reasons:

- The Company and our stockholders expect our officers to effectively manage the Company's challenges within a complex and ever-evolving environment. Our officers are frequently called upon to make critical decisions under significant time pressure. Such skills, while essential to the management of our Company, may expose our officers to substantial personal liability from litigants seeking to impose liability on the basis of hindsight and regardless of merit. Limiting this personal risk would provide comfort to and empower our officers to best exercise their business judgment in furtherance of the interests of the Company and our stockholders.

- The Officer Exculpation proposal strikes a balance between stockholders' interest in accountability and their interest in the Company's ability to attract and retain the most qualified officers, who may choose to only accept positions at companies that offer Officer Exculpation protection. As a competitive matter, in 2023, many companies sought and received stockholder approval for amendments related to Officer Exculpation, and the Company expects many more companies will do so in 2024.

- To potentially reduce litigation costs associated with frivolous lawsuits.

- To better align the protections available to certain Company officers with those already available to the Company's directors, to the fullest extent permitted by Delaware law.

Given the narrow class and type of claims for which officers' liability would be exculpated, the Board believes the Officer Exculpation proposal would not negatively impact stockholder rights.

Effectiveness of the Adoption of the Amended and Restated Certificate of Incorporation

If our stockholders approve the Amended and Restated Certificate of Incorporation, and the Board does not abandon the same, the Amended and Restated Certificate of Incorporation will become effective upon the filing of the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State in the form as set forth in Appendix B.

The foregoing summary of the Amended and Restated Certificate of Incorporation is qualified in its entirety by reference to Appendix B, which shows proposed additions to the Company's current certificate of incorporation by bold underlined text and proposed deletions by strikethrough text. If the proposal is approved by stockholders, we expect to make this filing shortly after the Annual Meeting; however, in accordance with the DGCL, the Board reserves the right to abandon or delay the filing of the Amended and Restated Certificate of Incorporation even if it is approved by our stockholders. If the stockholders do not approve the Amended and Restated Certificate of Incorporation, the current certificate of incorporation will remain unchanged and in effect, the Company's officers will not receive Officer Exculpation, but the Company's officers will nevertheless retain their existing rights under indemnification agreements and insurance policies.

Required Vote and Recommendation

This proposal requires the affirmative vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company entitled to vote thereon. Abstention and broker non-votes, if any, will have the same effect as a vote "against". Unless otherwise instructed, the proxyholders will vote proxies FOR the approval of the adoption of the Amended and Restated Certificate of Incorporation subject to this Proposal 4.

The Board, after receiving the unanimous recommendation of our Governance and Sustainability Committee and after giving its own careful consideration, has determined it is advisable and in the best interests of the Company and our stockholders to approve the Amended and Restated Certificate of Incorporation to limit the liability of certain officers to the extent permitted by the DGCL, remove obsolete provisions related to two series of preferred stock that are no longer outstanding, and make other miscellaneous cleanup changes.

Proposal 5:

Stockholder Proposal Requesting that the Company Issue a Report Assessing Policy Options Relating to Venting and Flaring, if Properly Presented at the Meeting.

 **THE BOARD RECOMMENDS THAT YOU VOTE "AGAINST" THE STOCKHOLDER PROPOSAL TITLED "LIMIT UPSTREAM FLARING."**

In accordance with SEC rules, we have set forth below a stockholder proposal submitted by the Vermont Pension Investment Commission, along with its supporting statement, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at the Annual Meeting only if properly presented at the Annual Meeting. As explained below, our Board unanimously recommends that you vote **AGAINST** the stockholder proposal.

The stockholder proponent has submitted a stockholder proposal and requested that it be included, along with a supporting statement, in this proxy statement. The Company will provide to any stockholder, promptly upon receipt of the stockholder's written or oral request, the address of the proponent of this stockholder proposal and the number of shares of the Company's common stock held by the proponent of this stockholder proposal. The stockholder proposal and supporting statement are reproduced verbatim from the stockholder proponent's letter to the Company dated November 17, 2023.

Proposal and Supporting Statement by Stockholder Proponent

Limit Upstream Flaring

Whereas, the shale boom and lax regulation have made the U.S. the world's sixth highest flaring nation.[1] Flaring contributes 4 to 10% of total U.S. oil and gas methane emissions, and is likely a significant undercount with methane emissions from flaring potentially five times higher than current estimates.[2]

Midstream companies have a critical role to play in reducing flaring. While 60% of U.S. oil and gas flaring methane emissions are from upstream production,[3] about 40% of that is due to ongoing or episodic lack of midstream capacity (e.g., equipment failures or downtime),[4] which can lead to flaring at both midstream processing plants and production facilities. Lack of alignment between the timing of new production volumes and midstream capacity is also a significant factor.[5] The International Energy Agency cites coordination between upstream and midstream operators as key to eliminating non-routine flaring.[6]

Stakeholder scrutiny on emissions throughout the value chain in line with net zero commitments is increasing, as supply chain venting and flaring can drive reputational, regulatory and transition risks for midstream operators.

Offering more, and more reliable, pipeline capacity to reduce upstream flaring can boost midstream revenue.

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1. https://thedocs.worldbank.org/en/doc/5d5c5c8b0f451b472e858ceb97624a18-0400072023/original/2023-Global-Gas-Flaring-Tracker-Report.pdf
2. https://www.science.org/doi/10.1126/science.abq0385
3. https://business.edf.org/files/ESG-by-EDF-Flaring-Report-Book-V2-Reduced.pdf
4. 2021, Rystad Energy
5. https://www.ipieca.org/resources/good-practice/flaring-management-guidance-for-the-oil-and-gas-industry/
6. https://www.iea.org/reports/flaring-emissions

Williams joined the Oil and Gas Methane Partnership 2.0, committing to transparent measurement, reporting and mitigation of methane emissions.[7] Williams is a member of the Texas Methane and Flaring Coalition, which promotes best practices for reducing flaring and methane emissions in Texas.[8] However, Williams has not set any flaring reduction target, nor has the company provided meaningful detail on how it would coordinate with its upstream partners to limit flaring through the full value chain.

Resolved, shareholders request that Williams issue a report assessing corporate policy options to go beyond its existing efforts to curtail its impact on climate change from its own venting and flaring and from upstream venting and flaring that are attributable to or influenced by Williams' midstream activities. The report should be made public, omit proprietary information, and be prepared expeditiously at reasonable cost.

SUPPORTING STATEMENT:

At management's discretion, we recommend consideration of the following in the report:

- Procedures to provide as much advance notice as possible to upstream operators about potential outages or planned maintenance activities to allow operators to appropriately permit emissions, to shut-in production or reroute associated gas to avoid flaring at processing plants or production facilities;

- Discussion of how to improve coordination with upstream operators on projected timing and volumes from new wells to secure takeaway capacity when production begins;

- Procedures to increase operational reliability at Williams' facilities and ensure Williams-operated flares are properly operating; and

- Short-or medium-term flaring reduction targets covering its own and upstream flaring with a commitment to ongoing further reductions.

The Company's Statement of Opposition

We urge our stockholders to vote **AGAINST** this proposal as we believe it is unnecessary and a distraction from the operation of our business. We make this recommendation following Williams management's engagement and discussions with the stockholder proponent regarding its proposal.

Williams is mission-driven and financially motivated to gather, process, and transport as much natural gas as our assets' capacity will safely allow. Other than for safety reasons, including maintenance, Williams does not support venting, which releases methane, or flaring, which primarily emits carbon dioxide, and we are already making significant efforts to limit venting, flaring, and otherwise reduce fugitive emissions which result in GHG emissions. Rather, Williams has long demonstrated a strong commitment to the reduction of venting and flaring as part of its efforts to reduce operational GHG emissions and to help our partners meet their emission reduction goals. As discussed in our 2022 Sustainability Report and other publicly available documents, the following examples demonstrate our strong climate commitment including by avoiding or reducing venting and flaring of natural gas:

- Williams was the first midstream company to set a GHG emissions reduction goal using a 2005 baseline that aligns with the baseline of the U.S. climate goal established under the Paris Agreement;

---

[7] https://ogmpartnership.com/our-member-companies/
[8] https://www.williams.com/wp-content/uploads/sites/8/2023/07/Williams_2022SustainabilityReport_DigitallyAccessible_Update.pdf

- For the period from 2005 through 2022, we achieved an absolute reduction of company-wide Scope 1 and Scope 2 GHG emissions by 43%;[1]
- Even as we have continued to expand our footprint, we have continued to decrease our emissions intensity, which measures GHG emissions per unit of total energy throughput. Targeted improvements in practices and technology have enabled us to decrease our emissions intensity per energy throughput by 20.6% between 2018 and 2022[2];
- Williams is a member of ONE Future, a group of energy companies voluntarily working to reduce methane emissions by finding policy and technical solutions that better manage emissions associated with production, processing, transmission, and distribution. We have committed to several methane intensity goals established by One Future to be achieved by 2025, corresponding with unique segments of Williams' value chain. By segment, the methane intensity targets for 2025 are 0.080% for gathering and boosting, 0.111% for processing and 0.301% for transmission and storage. In 2022, for the fifth consecutive year, Williams' methane performance outperformed these intensity goals;[3]
- We outperformed our 2023 annual incentive program target of reducing methane emissions by 5% from a three-year average;[4]
- We decreased gas flaring by approximately 7% from 2021 to 2022;
- We invested in and partnered with Context Labs, launching the development of the NextGen Gas platform in March 2022. The first NextGen Gas deal, consisting of full supply chain measurement and certification of methane intensity from production through delivery, was completed in December 2022;
- We also invested in multiple emissions monitoring and sensing companies to support the development of the NextGen Gas program, including LongPath Technologies, Encino Environmental, and Orbital Sidekick;
- To minimize methane leaks, we conduct operational surveys using the Williams' Leak Detection and Repair Program. By implementing WilLDAR and achieving quicker recognition of repaired leaks using quarterly surveys, reported equipment component emissions at transmission compressor stations decreased by an estimated 25% from 2021 to 2022;
- We successfully expanded the use of operational data from fuel meters at some of our processing plants to calculate emissions more accurately at these plants;
- We updated our GHG quantification, monitoring, reporting, and verification (QMRV) programs with advanced emissions detection paired with operational based data. These updates will help us more accurately understand methane emissions sources from our assets and provide our operations with effective and efficient methane emission reduction opportunities;
- In early 2023, Williams became the first U.S. large-scale integrated midstream company to join OGMP 2.0, a multi-stakeholder, measurement-based reporting initiative that improves the accuracy and transparency of methane emissions reporting in the oil and gas sector. OGMP 2.0 membership will require Williams to establish a methane intensity goal by May 2024 while also demonstrating a plan to achieve Gold Standard within three years;
- We play an active, if not leadership role, with many trade associations and organizations developing strategies to reduce emissions, including reducing venting and flaring. For example, Williams is a member of the Texas Methane and Flaring Coalition, which is focused on identifying and promoting best practices for reducing flaring and methane emissions in Texas.

---

1 *As reported in the 2022 Sustainability Report, Gross direct (Scope 1) GHG emissions in millions of metric tons of CO2-equivalent. The consolidation approach is operational control and includes CO2, CH4, and N2O. Emissions are based on calendar years. Emissions from facilities that are applicable under the U.S. EPA Greenhouse Gas Reporting Program ("GHGRP") are calculated using the GHGRP methodology. Emissions from facilities that are not applicable to the GHGRP due to reporting thresholds are calculated referencing GHGRP and ONE Future protocols. In accordance with ONE Future's updated (2022) protocol, Scope 1 emissions for 2022 incorporate AP-42 methane slip emission factors for reciprocating engines. Scope 1 emissions for 2022 include two additional new sources: offshore blowdowns and other large release events. Scope 1 emissions for 2018-2021 have been restated to include AP-42 methane slip emission factors, offshore blowdowns, and other large release events for comparison. Methane emissions that are not applicable under GHGRP or ONE Future protocol (offshore blowdowns and other large release events for 2018-2022) are calculated using GHGRP protocols or best engineering practice. Data excludes emissions from company vehicles. Global Potential Warming rates are 25 CH4 and 298 for N2O. Williams does not produce biogenic gases from its direct operations. Williams does not produce hydrochlorofluorocarbons, perfluorocarbons, sulfur hexafluoride or nitrogen trifluoride emissions. Gross location-based energy indirect (Scope 2) greenhouse gas emissions in millions of metric tons of CO2-equivelent. The consolidation approach is operational control. 2022 Scope 2 emissions were calculated using U.S. EPA Power Profiler Emissions Tool 2021, using emission factors from U.S. EPA eGRID2021 multiplied by kWh energy use for all assets that Williams operates. In 2022, Williams began including corporate office building in its Scope 2 emissions reporting.*

2 *See* **"Spotlight on Corporate Sustainability"** *section for an explanation of the methodology used to calculate this percentage.*

3 *See "***Spotlight on Corporate Sustainability***" section for an explanation of the methodology used to calculate this percentage.*

4 *See "***Compensation Discussion and Analysis***" section for a discussion of these results.*

Our efforts noted above contributed to positive recognition including the following:

- Williams was named for the fourth consecutive year to the DJSI North America index and for the third consecutive year to the DJSI World index, as of Dec. 8, 2023.

- Williams received the top score in the 2023 Corporate Sustainability Assessment (CSA) in the North America Oil & Gas Storage & Transportation industry and was included in the Sustainability Yearbook 2024, as of Feb. 7, 2024.

- Williams was upgraded to "A" in our MSCI ESG Rating, as of Dec. 13, 2023, illustrating our ongoing emphasis on ESG developments and disclosures.*

- Williams received an upgraded 'A-' score on the 2023 CDP Climate Change Questionnaire for our commitment to transparency and governance around climate change, ranking well above the oil and gas storage and transportation sector ('C') and North America regional ('C') averages as of Feb. 6, 2024.

To address points raised by the proposing stockholder, we note the following:

Our 2023 Customer Impacted Volume (CIV) Rate of 99.79% Demonstrates that Williams Operations are Highly Reliable in Facilitating the Gathering and Transport of Natural Gas and Thereby Prevent Venting or Flaring Driven by a Lack of Takeaway Capacity

Without alleging any specific Williams deficiencies, the proposal addresses operational reliability by referring to a general "..episodic lack of midstream capacity (e.g. equipment failures and downtime) which can lead to flaring...", recommends the Company consider procedures "...to increase operational reliability at Williams facilities...", and states that "[t]he International Energy Agency cites coordination between upstream and midstream operators as key to eliminating non-routine flaring." Our CIV rate is our frontline reliability metric measuring Company operational performance from the customer's perspective. As of December 31, 2023, our CIV rate was 99.79%, meaning we were able to reliably facilitate the delivery of nearly 100% of our customer volume targets during 2023. Our 99.79% CIV rate demonstrates our strong operational alignment with customers, which we accomplish with close coordination. CIV, which we track and report in all operating areas and which we use in our front-line employee bonus program, is a percentage calculated by actual throughput divided by customer targets. Williams completes monthly evaluations across our gathering and transmission systems to identify operational conditions or maintenance activities that may have resulted in an impact to customer receipts or deliveries. Targets are determined by understanding the volume that our customer expected, and was entitled, to have moved through our assets.

Most of Williams flaring results from unplanned events like operational disruptions across the natural gas value chain, such as third-party outages, weather-related events, unplanned maintenance events, or other unexpected operational upsets. By their very nature, these events do not lend themselves to substantial pre-communication, coordination, or setting specific flaring reduction targets. Further, given the significant amount of operational data we already publicly disclose, such targets may confuse stockholders as to their significance.

The Proposal Fails to Acknowledge That, in Certain Situations, Williams Currently Employs an Alternative to Venting or Flaring, Referred to as Recompression

The proposal, which calls for Williams to consider policy options to limit venting and flaring, does not acknowledge that we already consider options to limit venting and flaring. For example, when we need to take a miles-long section of pipeline out of service for planned maintenance or repair, instead of venting (also called a blowdown) or flaring the gas, in certain situations, we employ a mobile recompression unit that uses flexible hosing to transfer the gas to an adjacent pipeline or across a shutoff valve to send it safely down the line. During recompression, natural gas is not released to the atmosphere. In 2023, our efforts to reduce pipeline blowdown emissions, including recompression, prevented the loss of an estimated 0.8 billion cubic feet of natural gas. Applying the EPA's Greenhouse Gas Calculator, we estimate such amount of greenhouse gas emissions prevented to be equivalent to the CO_2 emissions from 51,912 homes' energy use for one year.

The use by Williams of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Williams by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

The Proposal Appears to Ignore Actual Reductions in Flaring and Existing Commitments to Reduce Methane Emissions

Despite an approximate 7% year over year reduction in our gas flaring from 2021 to 2022 and our publicly stated commitment to the ONE Future membership target to reduce methane emissions in the natural gas supply chain to 1% by 2025, the proposal's supporting statement addresses routine management of our business by stating that "Williams has not set any flaring reduction target, nor has the company provided meaningful detail on how it would coordinate with its upstream partners to limit flaring through the full value chain." We believe that Williams' accomplishments in reducing emissions and recognition by third parties, whether stated in this proxy statement, our 2022 Sustainability Report or our other publicly available documents, prove that Williams management is properly focused on meaningful environmental metrics and business processes.

Generalized Statements Concerning "Boosting" Revenue are Misdirected. Williams' Financial Performance is Strong

The proposal addresses financial performance by asserting that "[o]ffering more, and more reliable pipeline capacity to reduce upstream flaring can boost midstream revenue..." The Company's focus on strong financial performance, including revenue, is reflected in the Company's periodic reports, including financial statements, filed with the SEC. As we have done for over 100 years, Williams adds operational capacity where there is sufficient customer demand so that adding such capacity will improve our financial performance. Investing in unneeded capacity will most likely not improve our financial performance. Where there is sufficient demand for building additional capacity, our projects are frequently opposed by environmental activists who seek to block pipelines regardless of the fact that there is such demand. Accordingly, a primary reason for mismatches between upstream flows and downstream capacity is the difficulty in getting pipelines permitted and reliably completed due to environmental opposition. We believe that environmental activists' opposition to building additional pipeline capacity often ignores both the realities of market forces and the need to reliably provide the natural gas which powers our nation. Accordingly, we continue to ask Congress to improve the federal permitting process in a way that will promote the building of additional, and critically needed, pipeline capacity.

A Recent Final Rule Issued by the EPA Renders the Underlying Purpose of the Proposal Moot

On December 2, 2023, the EPA issued a final rule (the "Methane Standards Rule") that the EPA states "will sharply reduce methane and other harmful air pollutants from the oil and natural gas industry, including from hundreds of thousands of existing sources nationwide." Per the EPA Press Release, the Methane Standards Rule will:

> "...prevent an estimated 58 million tons of methane emissions from 2024 to 2038, the equivalent of 1.5 billion metric tons of carbon dioxide – nearly as much as all the carbon dioxide emitted by the power sector in 2021. In 2030 alone, the expected reductions are equivalent to 130 million metric tons of carbon dioxide – more than the annual emissions from 28 million gasoline cars. The rule would achieve a nearly 80 percent reduction below the future methane emissions expected without the rule. These reductions are greater than what was projected for the 2022 and 2021 proposals, thanks to changes that strengthen provisions to limit wasteful, polluting flaring of natural gas and analytical updates that better capture the impacts of this rulemaking."

The EPA's Methane Standards Rule purports to comprehensively address GHG emissions including those emissions attributable to venting and flaring. Accordingly, if the proposal's underlying purpose is to curtail the impact of climate change by reducing GHG emissions, the evaluation of discretionary options by Williams management will be trumped by the mandatory actions and standards addressed in the EPA's Methane Standards Rule. Williams intends to fully comply with any applicable EPA requirements arising from the Methane Standards Rule regarding the reduction of venting or flaring.

For the reasons stated above, the Board believes that the report called for by the proposal is unnecessary and will distract management from achieving effective and positive operational results including regarding environmental matters. For the reasons stated in this statement of opposition, the Board unanimously recommends a vote **AGAINST** this stockholder proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us concerning beneficial owners of more than five percent of our common stock as of March 7, 2024. Unless otherwise indicated, the persons named have sole voting and investment power with respect to the shares listed.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK	PERCENT OF CLASS[1]
Common Stock	The Vanguard Group[2] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	128,048,433	10.51%
Common Stock	BlackRock, Inc.[3] 50 Hudson Yards New York, New York 10001	114,700,250	9.41%
Common Stock	State Street Corporation[4] 1 Congress Street, Suite 1 Boston, Massachusetts 02114	79,262,478	6.51%

(1) *Ownership percentage is reported based on 1,218,424,966 shares of common stock outstanding on March 7, 2024.*

(2) *According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, an investment advisor, may beneficially own the shares of common stock listed in the above table. The Vanguard 13G/A indicates that The Vanguard Group may have sole voting power over 0 shares of our common stock, sole dispositive power over 122,231,758 shares of our common stock, shared voting power over 2,130,079 shares of our common stock, and shared dispositive power over 5,816,675 shares of our common stock.*

(3) *According to a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc., an investment management corporation, may beneficially own the shares of common stock listed in the above table. The 13G/A indicates that BlackRock, Inc. may have sole voting power over 104,882,491 shares of common stock and sole dispositive power over 114,700,250 shares of our common stock.*

(4) *According to a Schedule 13G/A filed with the SEC on January 29, 2024, State Street Corporation, an investment management corporation, may beneficially own the shares of common stock listed in the above table. The 13G/A indicates that State Street Corporation may have shared voting power over 55,595,189 shares of our common stock and shared dispositive power over 79,064,357 shares of our common stock.*

The following table sets forth, as of March 7, 2024, the number of shares of our common stock beneficially owned by each of our directors and nominees for directors, the NEOs and all directors and executive officers as a group.

NAME OF BENEFICIAL OWNER	SHARES OF WILLIAMS COMMON STOCK OWNED DIRECTLY OR INDIRECTLY	WILLIAMS SHARES UNDERLYING STOCK OPTION[1]	WILLIAMS SHARES UNDERLYING RSUS[2]	TOTAL SHARES BENEFICIALLY OWNED	PERCENT OF CLASS[3]
Alan S. Armstrong[4]	2,049,741	153,177	594,689	2,797,607	*
Stephen W. Bergstrom	51,045	0	129,959	181,004	*
Michael A. Creel[5]	67,225	0	56,246	123,471	*
Stacey H. Doré	0	0	23,598	23,598	*
Carri A. Lockhart	0	0	7,630	7,630	*
Richard E. Muncrief	0	0	12,599	12,599	*
Peter A. Ragauss	3,428	0	56,246	59,674	*
Rose M. Robeson	0	0	24,639	24,639	*
Scott D. Sheffield	4,144	0	56,246	60,390	*
Murray D. Smith[6]	20,398	0	82,119	102,517	*
William H. Spence	15,500	0	62,595	78,095	*
Jesse J. Tyson	560	0	12,599	13,159	*
Micheal G. Dunn	554,181	189,866	151,693	895,740	*
John D. Porter	38,652	14,162	0	52,814	*
T. Lane Wilson	227,577	0	66,702	294,279	*
Chad J. Zamarin	449,354	0	0	449,354	*
Directors and executive officers as a group (21 persons)	3,605,186	361,578	1,337,560	5,304,324	*

*   Less than 1%
(1) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that may be acquired upon the exercise of stock options granted under Williams equity plan that are currently exercisable, will become exercisable, or would become exercisable upon the voluntary retirement of such person within 60 days of March 7, 2024.
(2) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that would be acquired upon the vesting of restricted stock units ("RSUs") granted under Williams current or previous equity plans that will vest or that would vest upon the voluntary retirement of such person, within 60 days of March 7, 2024. RSUs have no voting or investment power. Does not include the value of future reinvested dividends.
(3) Ownership percentage is reported based on 1,218,424,966 shares of common stock outstanding on March 7, 2024, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of March 7, 2024, or within 60 days from the date, through the exercise of all options and other rights.
(4) Includes 34,264 shares held in the Alan and Shelly Armstrong Family Foundation dated December 16, 2015, Alan S. And Shelly S. Armstrong, Trustees.
(5) Includes 52,500 shares held in the B and B Living Trust dated February 2, 2021, Michael A. and Kathy R. Creel, Trustees.
(6) Includes 10,515 shares held by Murray D. Smith and Associates Limited dated January 1, 2012.

Questions and Answers about the Annual Meeting and Voting

 **WHY AM I RECEIVING THESE MATERIALS?**

 These materials are being made available to you because, at the close of business on March 7, 2024 (the "Record Date"), you owned shares of Williams common stock. Accordingly, our Board has made these materials available to you in connection with the Board's solicitation of proxies for use at our Annual Meeting to be held virtually on Tuesday, April 30, 2024, at 2 p.m., Central Daylight Time. All stockholders of record on the Record Date are entitled to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

 **WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?**

 As permitted by SEC rules, we are providing access to our Notice of Internet Availability of Proxy Materials ("Notice"), our 2023 Annual Report, and this proxy statement (collectively the "proxy materials") over the Internet through the notice and access process. Commencing on or about March 20, 2024, we sent the proxy materials or Notice to most of our stockholders. The Notice provides instructions for how to access the proxy materials on the Internet and how to request a printed set of the proxy materials. If you are requesting printed materials, you must submit your request by April 19, 2024. We encourage you to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact and cost of the Annual Meeting. Stockholders may request to receive future proxy materials in printed or electronic form by calling 1-800-884-4225 or by accessing their account at www.computershare.com/investor.

 **WHEN IS THE ANNUAL MEETING AND HOW CAN I ATTEND AND PARTICIPATE?**

 The Annual Meeting will be a completely virtual meeting conducted by live, audio webcast and will begin promptly on Tuesday, April 30, 2024, at 2 p.m., Central Daylight Time. We encourage you to access the meeting prior to the start time.

To attend the Annual Meeting, access the Internet and go to the following site: **www.meetnow.global/MA5CYUJ.**

- If you are (i) a stockholder of record or (ii) a beneficial holder who has obtained a control number from Computershare (each of (i) and (ii) is a "Voting Eligible Party"), then select "**Join Meeting Now,**" enter your control number located on the Notice of Internet Availability of Proxy Materials, your proxy card, or received from Computershare and enter your **first and last name** and your **email address**.

- If you are not a Voting Eligible Party, select "**Guest,**" enter your **first and last name,** and enter your **email address**.


- To listen to the Annual Meeting, click on the broadcast bar (example shown below).

If you are a Voting Eligible Party, you may participate in the Annual Meeting as follows:


- To cast a vote during the Annual Meeting, click on the "Vote" bar (example shown below).


- To submit a comment or question during the Annual Meeting, click on the "Q&A" bar (example shown below).

Please note that while all stockholders may attend the Annual Meeting, only Voting Eligible Parties may participate by asking questions and voting. If you are a beneficial holder and desire to obtain a control number from Computershare so that you can vote your shares at the Annual Meeting, please see the additional information under "**I am a Beneficial Holder who wishes to vote during the Annual Meeting. What must I do to obtain a control number from Computershare and vote at the Annual Meeting?**"

 **WHY IS THE ANNUAL MEETING BEING HELD IN A VIRTUAL-ONLY FORMAT?**

 The Board has determined to hold this year's Annual Meeting virtually via live, audio webcast. We believe that a virtual annual meeting will provide expanded access, improved communication, and cost savings. We also believe that hosting a virtual annual meeting will enable more of our stockholders to attend and participate in the meeting because our stockholders can participate from any location with Internet access.

 **WHAT TECHNICAL SUPPORT IS AVAILABLE PRIOR TO AND DURING THE ANNUAL MEETING?**

 The virtual meeting platform used to host the Annual Meeting is fully supported across browsers (MS Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Attendees should ensure that they have a strong Wi-Fi connection. We encourage you to access the Annual Meeting prior to the start time.

Once an attendee has accessed the Annual Meeting, if technical assistance is needed, please call 1-888-724-2416 for local assistance or 781-575-2748 for international assistance.

 **HOW CAN I OBTAIN ELECTRONIC ACCESS TO THE PROXY MATERIALS?**

 Copies of the proxy materials are available for viewing at www.edocumentview.com/wmb.

 **WILL STOCKHOLDERS HAVE AN OPPORTUNITY TO ASK QUESTIONS DURING THE ANNUAL MEETING?**

 Yes. A Voting Eligible Party may log in to the Annual Meeting by following the process described above under "**When is the Annual Meeting and how can I attend and participate?**" and submit a question.

Our Corporate Secretary will review all submitted comments or questions prior to being read aloud at the Annual Meeting. If our Corporate Secretary determines that a comment or question is improper for the orderly conduct of the Annual Meeting, then such comment or question will not be addressed at the Annual Meeting. In general, we will consider a comment or question improper if:

- It is not pertinent to the Company, the business conducted at the Annual Meeting, and all stockholders generally;

- Is derogatory or related to a personal matter or grievance; or

- It relates to pending or threatened litigation.


Documents
To be in proper form, comments and questions must comply with the Annual Meeting Rules of Conduct that are available on the Annual Meeting site by clicking on the "Documents" tab (example shown here).

Questions must be succinct and cover only one topic per question. To allow us to answer questions from as many stockholders as possible, we will limit each stockholder to two questions. In addition, the maximum time for answering questions will be 15 minutes. We will make the questions and answers from the Annual Meeting accessible to all stockholders under the Investor Relation tab on the Company's website.



HOW DO I VOTE IF I AM A STOCKHOLDER OF RECORD?



By Internet	You may vote via the Internet at the following site: www.envisionreports.com/wmb. If you received a Notice, please follow the instructions found in the Notice. If you received printed copies of the proxy materials by mail, please follow the instructions on your proxy card. The Internet voting facilities for stockholders of record will be available 24 hours a day, seven days a week, until the polls close on April 30, 2024.
By Telephone	Call toll-free 1-800-652-VOTE (8683) in the United States or Canada any time on a touch-tone telephone. Follow the instructions provided by the recorded message. The telephone voting facilities for stockholders of record will be available 24 hours a day, seven days a week, until the polls close on April 30, 2024.
By Mobile Device	Scan the QR Code on your Proxy Card.
By Mail	If you received a printed version of the proxy materials, you may vote by completing, signing, and dating the proxy card and returning it in the postage-paid envelop we have provided. If you vote by telephone or the Internet, please DO NOT mail back the proxy card.
At the Annual Meeting	Once you have accessed the Annual Meeting, you may vote by clicking on the "Vote" tab. Doing so will take you to Computershare's InvestorVote site where you will enter and submit your control number to access voting for the business brought before the Annual Meeting.



WHAT BUSINESS WILL BE CONDUCTED AT THE ANNUAL MEETING, AND HOW DOES THE BOARD RECOMMEND THAT I VOTE?



	PROPOSAL	BOARD RECOMMENDATION	PAGE NO.
1	Elect 12 Director Nominees for a One-year Term.	**FOR** each nominee	10
2	Approve, on an Advisory Basis, the Compensation of our Named Executive Officers.	**FOR**	59
3	Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2024.	**FOR**	96
4	Approve the Adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to Limit the Liability of Certain Officers as Permitted by Law.	**FOR**	99
5	Vote on a Stockholder Proposal Requesting the Company Issue a report Assessing Policy Options Related to Venting and Flaring, if Properly Presented at the Annual Meeting.	**AGAINST**	101
6	Transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.		

You may vote FOR or AGAINST or indicate that you wish to ABSTAIN from voting for each director nominee, the advisory vote on executive compensation, the appointment of Ernst & Young LLP as our Independent Auditors, the adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc., or the stockholder proposal. We are not aware of any matters to be presented at the Annual Meeting that are not included in this proxy statement. However, your proxy authorizes the person named on the proxy card to take action on additional matters that may properly arise. These individuals will exercise their best judgment to vote on any other matter, including a question of adjourning the Annual Meeting. All votes are confidential unless disclosure is legally necessary.



WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH PROPOSAL?



	PROPOSAL	VOTING REQUIREMENTS	ABSTENTIONS & BROKER NON-VOTES
1	Elect 12 Director Nominees for a One-year Term.	The director nominees receiving a majority of the votes cast FOR their election will be elected.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.
2	Approve, on an Advisory Basis, the Compensation of our Named Executive officers.	To be approved by the stockholders, this proposal must receive the FOR vote of a majority of the votes cast. The results of this vote are not binding on the Board, whether or not the resolution is passed under these voting standards.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.
3	Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2024.	To be approved by the stockholders, this proposal must receive the FOR vote of a majority of the votes cast. The results of this vote are not binding on the Board, whether or not the resolution is passed under these voting standards.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.
4	Approve the Adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to Limit the Liability of Certain Officers as Permitted by Law.	To be approved by the stockholders, this proposal must receive the FOR vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company entitled to vote.	Abstention and broker non-votes, if any, will have the same effect as a vote "against."
5	Vote on a Stockholder Proposal Requesting the Company Issue a Report Assessing Policy Options Related to Venting and Flaring, if Properly Presented at the Annual Meeting.	To be approved by the stockholders, this proposal must receive the FOR vote of a majority of the votes cast. The results of this vote are not binding on the Board, whether or not the resolution is passed under these voting standards.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.

Other matters that may properly come before the Annual Meeting may require more than a majority vote pursuant to our By-laws, our Restated Certificate of Incorporation, Delaware law, or other applicable laws. Broker non-votes (i.e., shares held by brokers or nominees that cannot be voted because the beneficial owner did not provide specific voting instructions) will not be treated as a vote cast for any matter.

 **WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A BENEFICIAL HOLDER?**

 If, as of the close of the business on the Record Date, your shares were registered in your name with our transfer agent, Computershare, then you are a stockholder of record, and the Notice or printed copies of our proxy materials were sent to you directly by Computershare.

If, as of the Record Date, you were not holding shares in your name but rather you were holding shares in an account at a broker, bank, or other nominee, then you are a beneficial holder, and your shares are held in street name. The stockholder of record for your shares, meaning the party who has the legal right to vote such shares at the Annual Meeting, is your broker, bank, or such other nominee. As the beneficial holder of the shares, the Notice or printed copies of the proxy materials were forwarded to you by your broker, bank, or other nominee, and you have the right to direct such party to vote your shares. Such party should have provided you with instructions for directing it how to vote your shares. The Company urges you to instruct your broker, bank, or other nominee on how to vote your shares. As a beneficial holder, you may attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the broker, bank, or other nominee. Please see "**I am a Beneficial Holder who wishes to vote during the Annual Meeting. What must I do to obtain a control number from Computershare and vote at the Annual Meeting?**" Please understand that, if you are a beneficial holder, the Company does not know that you are a stockholder or how many shares you own.

 **HOW DO I VOTE IF I AM A BENEFICIAL HOLDER?**

 As a beneficial holder, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the instructions sent to you by such party. You will receive proxy materials and voting instructions for each account you have with a broker, bank, or other nominee. If you wish to change the direction you provided your broker, bank, or other nominee, you should follow the instructions sent to you by such party. As a beneficial holder, you may attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you obtain a signed legal proxy from your broker, bank, or other nominee giving you the right to vote the shares.

 **I AM A BENEFICIAL HOLDER WHO WISHES TO VOTE DURING THE ANNUAL MEETING. WHAT MUST I DO TO OBTAIN A CONTROL NUMBER FROM COMPUTERSHARE AND VOTE AT THE ANNUAL MEETING?**

 If you are a beneficial holder who wishes to vote during the Annual Meeting, you must register with Computershare and obtain a control number. Please note that banks, brokers, and other nominees typically provide their own control numbers to their account holders. These are not the same as a Computershare generated control number. A Computershare generated control number is required to be used to participate and vote at the Annual Meeting. To obtain a Computershare generated control number, you must submit proof to Computershare of your proxy ("Legal Proxy"), which may be obtained from your broker, bank, or other nominee, and reflect your Williams holdings along with your name and email address.

Requests to obtain a control number as set forth above must be labeled as "Legal Proxy" and be received no later than 4:00 p.m., Central Daylight Time, on April 25, 2024. You will receive a confirmation of your registration by email after Computershare receives your registrations materials. Requests for registration should be directed to the following:

By email:

Forward the email from your broker, bank, or other nominee granting you a Legal Proxy, or attach an image of your Legal Proxy, to: legalproxy@computershare.com.

By mail:

Computershare
The Williams Companies, Inc. Legal Proxy
P.O. Box 43006
Providence, RI 02940-3006

Once you obtain a control number from Computershare, you may participate and vote at the Annual Meeting. Please see the detailed instructions contained in "**When is the Annual Meeting and how can I attend and participate**?" Once you have accessed the Annual Meeting, you may vote by clicking on the "Vote" tab. Doing so will take you to Computershare's InvestorVote site where you will enter and submit your control number to access voting for the business brought before the Annual Meeting.

 **AS A BENEFICIAL HOLDER, WILL MY SHARES HELD IN STREET NAME BE VOTED IF I DO NOT TELL MY BROKER, BANK, OR OTHER NOMINEE HOW I WANT THEM VOTED?**

 Pursuant to the NYSE Listed Company Manual, if you are a beneficial holder, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm is considered a routine matter. The election of directors, the advisory vote to approve the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc., and the stockholder proposal are not considered routine matters. Accordingly, your broker, bank, or other nominee will not be permitted to vote your shares on such matters unless you provide proper voting instructions.

 **HOW DO I VOTE IF I PARTICIPATE IN THE WILLIAMS INVESTMENT PLUS PLAN?**

 If you hold shares in The Williams Investment Plus Plan ("Investment Plus Plan"), Computershare sent you the Company's proxy materials directly. You may direct the trustee of the Investment Plus Plan how to vote your Investment Plus Plan shares by calling the toll-free number shown on the proxy card, voting on the Internet on the website shown on the proxy card, or completing and returning the enclosed proxy card in the postage-paid envelope. Please note that, to permit the trustee to tally and vote all shares of Williams' common stock held in the Investment Plus Plan, your instructions, whether by Internet, by telephone, or by proxy card, must be completed and received prior to 1:00 a.m. Central Daylight Time on April 26, 2024. You may not change your vote related to the Investment Plus Plan shares after this deadline. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions. The proportional voting policy is detailed under the terms of the Investment Plus Plan and the trust agreement.

 **WHAT SHARES ARE INCLUDED ON MY PROXY CARD?**

 If you receive printed copies of the proxy materials by mail, you will receive one proxy card for all shares of Williams' common stock which you hold as a stockholder of record and in The Williams Investment Plus Plan. If you are a beneficial holder, you will receive voting instructions for each account you have with a broker, bank, or other nominee.

 **WHAT IF I RETURN MY PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?**

 If you are a stockholder of record and sign and return the proxy card or complete the Internet or telephone voting procedures, but do not specify how you want to vote your shares, we will vote them as follows:

- **FOR** the election of each of the director nominees.

- **FOR** the approval, on an advisory basis, of the Company's compensation of its named executive officers.

- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

- **FOR** the adoption of the Amended and Restated Certificate of Incorporation of The Williams Companies, Inc. to limit the liability of certain officers as permitted by law.

- **AGAINST** the stockholder proposal.

 **CAN I CHANGE MY VOTE OR REVOKE MY PROXY?**

 If you are a stockholder of record, you can change your vote within the regular voting deadlines by voting again by telephone or on the Internet, executing and returning a later dated proxy card, or virtually attending the Annual Meeting and voting online. If you are a stockholder of record, you can revoke your proxy by delivering a written notice of your revocation to our Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma 74172.

 **HOW MANY VOTES DO I HAVE?**

 Each stockholder will have one vote on each matter for every share of common stock owned on the Record Date. No shares have cumulative voting rights. On the Record Date, we had 1,218,424,966 shares of common stock outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the Annual Meeting. Our Series B Preferred Stock does not have voting rights.

 **WHO WILL COUNT THE VOTES?**

 A Computershare representative will serve as the inspector of elections and count the votes.

Q WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING FOR STOCKHOLDERS?

A There must be a quorum to take action at the Annual Meeting (other than adjournment or postponement of the meeting). A quorum will exist if stockholders of record holding a majority of the shares entitled to vote at the meeting are present in person or by proxy. Abstentions are counted as "present" for determining a quorum. Uninstructed broker votes, also called "broker non-votes," are also counted as "present" for determining a quorum if a broker may vote on at least one matter without specific instructions from a beneficial holder. See "**As a beneficial holder, will my shares held in street name be voted if I do not tell my broker, bank, or other nominee how I want them voted?**".

Q WHO IS PAYING FOR THIS PROXY SOLICITATION?

A The Company pays all costs to solicit proxies on behalf of the Board and prepare, print, and distribute this proxy statement. Solicitations of proxies are being made through the mail and may also be made in person, by telephone, or by other electronic means by directors, director nominees, and employees of the Company. The Company requests brokers, banks, and other nominees forward soliciting materials to the beneficial holders of Company stock held of record by such persons, and the Company will reimburse them for their reasonable forwarding expenses. In addition, the Company has retained OKAPI Partners LLC ("OKAPI"), to assist with proxy solicitation. We anticipate that we will pay OKAPI a fee of approximately $17,500 plus reasonable expenses for these services.

Q ARE YOU "HOUSEHOLDING" FOR STOCKHOLDERS OF RECORD SHARING THE SAME ADDRESS?

A Yes. For those stockholders who elect to receive printed materials, the SEC's rules permit us to deliver a single copy of this proxy statement, our 2023 Annual Report, and the Notice, as applicable, to an address shared by two or more stockholders. This method of delivery is referred to as "householding" and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. We will deliver only one proxy statement, our 2023 Annual Report, and the Notice, as applicable to multiple registered stockholders sharing an address, unless we receive instructions to the contrary from one or more of the stockholders. We will still send each stockholder who receives a printed version of these proxy materials an individual proxy card. If you would like to receive more than one copy of the proxy materials, you can call Computershare toll free at 1-800-884-4225 or write to Computershare Investor Services at P.O. Box 43006, Providence, Rhode Island 02940-3006. You can use the same phone number or mailing address to notify us that you wish to receive a separate proxy statement, annual report, and the Notice, as applicable, in the future, or to request delivery of a single copy of any materials if you are receiving multiple copies now.

Q WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A We will announce the voting results at the Annual Meeting. We also will disclose the voting results in a current report on Form 8-K within four business days after the Annual Meeting.

Q HOW CAN I COMMUNICATE WITH THE BOARD OF DIRECTORS?

A Any stockholder or other interested party may communicate with our independent non-management directors, individually or as a group, by contacting our Corporate Secretary or Board Chair. The contact information is maintained through the Investors page on our website, www.williams.com, and is as follows:

The Williams Companies, Inc.
One Williams Center, MD 49
Tulsa, Oklahoma 74172
Attn: Board Chair

The Williams Companies, Inc.
One Williams Center, MD 47
Tulsa, Oklahoma 74172
Attn: Corporate Secretary



MAY I SUBMIT A PROPOSAL OR NOMINATE A DIRECTOR CANDIDATE FOR CONSIDERATION AT THE 2024 ANNUAL MEETING OF STOCKHOLDERS?



Rule 14a-8 Stockholder Proposals. For your proposal to be considered for inclusion in our proxy statement for the 2025 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, we must receive your proposal no later than November 20, 2024. Your proposal, including the manner in which you submit it, must comply with the eligibility, procedural, and all other requirements of Rule 14a-8.

Other Stockholder Proposals. If you wish to bring business before our 2025 annual meeting of stockholders other than through a stockholder proposal submitted pursuant to the SEC's Rule 14a-8, we must receive a notice of the proposal, in proper written form as specified in our By-laws, no earlier than the close of business on December 31, 2024, and no later than the close of business on January 30, 2025. Your submission must meet the requirements set forth in our By-laws.

Stockholder Recommendations. Stockholders may recommend a candidate for consideration by the Governance and Sustainability Committee, by sending the candidate's name and a detailed description of the candidate's qualifications, a document indicating the candidate's willingness to serve, and evidence of stock ownership to: The Williams Companies, Inc., One Williams Center, MD 47, Tulsa, Oklahoma 74172, Attn: Corporate Secretary.

Stockholder Nominations. Our By-laws also provide that a stockholder may nominate director candidates for election if the stockholder is a stockholder of record (1) when making a nomination and (2) on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders. The stockholder must also satisfy the procedures provided in the By-laws, including providing

notice of a nomination in proper written form. Our Corporate Secretary must receive the notice at our principal executive offices not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for our 2025 annual meeting of stockholders, our Corporate Secretary must receive notices not earlier than December 31, 2024, and not later than January 30, 2025.

Proxy Access. Our By-laws contain a "proxy access" provision allowing stockholders to include in our proxy materials information regarding director candidates nominated by stockholders in certain circumstances. Under the proxy access option, our Corporate Secretary must receive the notice at our principal executive offices not later than the close of business on the 120th calendar day, nor earlier than the close of business on the 150th calendar day, prior to the anniversary of the date (as stated in our proxy materials) the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders. For our 2025 annual meeting of stockholders, our Corporate Secretary must receive such notice not earlier than October 21, 2024, and not later than November 20, 2024.

Universal Proxy Cards. In addition to satisfying the deadlines in the advance notice provisions of our By-laws for stockholder nominations, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 of the Exchange Act to our Corporate Secretary no later than sixty days prior to the one-year anniversary of the previous annual meeting of stockholders. To be timely for our 2025 annual meeting of stockholders, our Corporate Secretary must receive such notice no later than March 3, 2025.

The above-described notice and procedures are summaries and are not complete. For further information, please refer to our By-laws, which are included as an exhibit to our annual report on Form 10-K filed with the SEC and available on our website at www.williams.com. All notices of proposals or director nominations should be addressed to our Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma, Oklahoma 74172.

Incorporation by Reference, Website Access to Reports, and Other Information

Incorporation By Reference

The Compensation and Management Development Committee Report on Executive Compensation and the Audit Committee Report are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Williams under the Securities Act or the Exchange Act, except to the extent that Williams specifically incorporates such information by reference. In addition, the website addresses contained in the proxy statement are intended to provide inactive, textual reference only. The information on these websites and in the Sustainability Report referenced herein are not part of and shall not be deemed incorporated by reference into this proxy statement.

Website Access to Reports and Other Information

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other documents electronically with the SEC pursuant to the Exchange Act. You may obtain such reports from the SEC's website at www.sec.gov.

Our website is www.williams.com. We make available, free of charge through the Investors page of our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Board committee charters, and the Williams Code of Business Conduct are also available on our website. **We will provide, free of charge, a copy of any of our corporate documents listed above upon written request to our Corporate Secretary at Williams, One Williams Center, MD 47, Tulsa, Oklahoma 74172**.

By Order of the Board of Directors,



Robert E. Riley, Jr.
Vice President and Assistant General
Counsel – Corporate Secretary and
Corporate Strategic Development
Tulsa, Oklahoma
March 20, 2024

Appendix A

Non-GAAP Reconciliations

The accompanying materials may include certain financial measures – Adjusted EBITDA, adjusted income ("earnings"), adjusted earnings per share, and available funds from operations – that are non-GAAP financial measures as defined under the rules of the SEC.

Our segment performance measure, Modified EBITDA, is defined as net income (loss) before income (loss) from discontinued operations, income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, impairments of equity investments and goodwill, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. We also add our proportional ownership share (based on ownership interest) of Modified EBITDA of equity-method investments.

Adjusted EBITDA further excludes items of income or loss that we characterize as unrepresentative of our ongoing operations. Such items are also excluded from net income to determine adjusted income and adjusted earnings per share. Management believes these measures provide investors meaningful insight into results from ongoing operations.

Available funds from operations is defined as cash flow from operations excluding the effect of changes in working capital and certain other changes in noncurrent assets and liabilities, reduced by preferred dividends and net distributions to noncontrolling interests.

These materials are accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of assets and the cash that the business is generating.

Neither Adjusted EBITDA, adjusted income, nor available funds from operations are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

Reconciliation of Income (loss) Attributable to The Williams Companies, Inc. to Non-GAAP Adjusted Income

(UNAUDITED)

(DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)	2022					2023				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Income (loss) from continuing operations attributable to The Williams Companies, Inc. available to common stockholders	$379	$400	$599	$668	$2,046	$926	$547	$654	$1,146	$3,273
Income (loss) from continuing operations - diluted earnings (loss) per common share[(l)]	$.31	$.33	$.49	$.55	$1.67	$.76	$.45	$.54	$.94	$2.68
Adjustments:										
Transmission & Gulf of Mexico										
Loss related to Eminence storage cavern abandonments and monitoring	$ —	$ —	$ 19	$ 12	$ 31	$ —	$ —	$ —	$ —	$ —
Regulatory liability charges associated with decrease in Transco's estimated deferred state income tax rate	—	—	15	—	15	—	—	—	—	—
Net unrealized (gain) loss from derivative instruments	—	—	(1)	1	—	—	—	—	—	—
MountainWest acquisition and transition-related costs	—	—	—	—	—	13	17	3	9	42
Gulf Coast Storage acquisition and transition-related costs	—	—	—	—	—	—	—	—	1	1
Gain on sale of business	—	—	—	—	—	—	—	(130)	1	(129)
Total Transmission & Gulf of Mexico adjustments	—	—	33	13	46	13	17	(127)	11	(86)
Northeast G&P										
Accrual for loss contingency	—	—	—	—	—	—	—	—	10	10
Our share of accrual for loss contingency at Aux Sable Liquid Products LP	—	—	—	—	—	—	—	31	(2)	29
Total Northeast G&P adjustments	—	—	—	—	—	—	—	31	8	39
West										
Trace acquisition costs	—	8	—	—	8	—	—	—	—	—
Cureton acquisition and transition-related costs	—	—	—	—	—	—	—	—	6	6
Gain from contract settlement	—	—	—	—	—	(18)	—	—	—	(18)
Impairment of assets held for sale	—	—	—	—	—	—	—	—	10	10
Total West adjustments	—	8	—	—	8	(18)	—	—	16	(2)
Gas & NGL Marketing Services										
Amortization of purchase accounting inventory fair value adjustment	15	—	—	—	15	—	—	—	—	—
Impact of volatility on NGL linefill transactions	(20)	—	23	6	9	(3)	10	(3)	5	9
Net unrealized (gain) loss from derivative instruments	57	288	(5)	(66)	274	(333)	(94)	(24)	(208)	(659)
Total Gas & NGL Marketing Services adjustments	52	288	18	(60)	298	(336)	(84)	(27)	(203)	(650)

Reconciliation of Income (loss) Attributable to The Williams Companies, Inc. to Non-GAAP Adjusted Income

(UNAUDITED)

(DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)	2022					2023				
	Ist Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	Ist Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Other										
Regulatory liability charge associated with decrease in Transco's estimated deferred state income tax rate	—	—	5	—	5	—	—	—	—	—
Net unrealized (gain) loss from derivative instruments	66	(47)	(29)	(I5)	(25)	6	11	1	(19)	(1)
Net gain from Energy Transfer litigation judgments	—	—	—	—	—	—	—	—	(534)	(534)
Accrual for loss contingency	—	—	11	—	11	—	—	—	—	—
Total Other adjustments	66	(47)	(13)	(15)	(9)	6	11	1	(553)	(535)
Adjustments included in Modified EBITDA	118	249	38	(62)	343	(335)	(56)	(122)	(721)	(1,234)
Adjustments below Modified EBITDA										
Gain on remeasurement of RMM investment	—	—	—	—	—	—	—	—	(30)	(30)
Amortization of intangible assets from Sequent acquisition	42	41	42	42	167	15	14	15	15	59
Depreciation adjustment related to Eminence storage cavern abandonments	—	—	(1)	—	(1)	—	—	—	—	—
	42	41	41	42	166	15	14	15	(15)	29
Total adjustments	160	290	79	(20)	509	(320)	(42)	(107)	(736)	(1,205)
Less tax effect for above items	(40)	(72)	(17)	5	(124)	78	10	25	178	291
Adjustments for tax-related items [2]	—	(134)	(69)	—	(203)	—	—	(25)	—	(25)
Adjusted income from continuing operations available to common stockholders	$ 499	$ 484	$ 592	$ 653	$ 2,228	$ 684	$ 515	$ 547	588	$2,334
Adjusted income from continuing operations-diluted earnings per common share [1]	$ .41	$ .40	$ .48	$ .53	$ 1.82	$ .56	$ .42	$ .45	.48	$ 1.91
Weighted-average shares-diluted (thousands)	1,221,279	1,222,694	1,222,472	1,224,212	1,222,672	1,225,781	1,219,915	1,220,073	1,221,894	1,221,616

(1) The sum of earnings per share for the quarters may not equal the total earnings per share for the year due to changes in the weighted-average number of common shares outstanding.

(2) The second quarter of 2022 includes adjustments for the reversal of valuation allowance due to the expected utilization of certain deferred income tax assets and previously unrecognized tax benefits from the resolution of certain federal income tax audits. The third quarter of 2022 includes an unfavorable adjustment to reverse the net benefit primarily associated with a significant decrease in our estimated deferred state income tax rate, partially offset by an unfavorable revision to a state net operating loss carryforward. The third quarter of 2023 includes an adjustment associated with a further decrease in our estimated deferred state income tax rate.

Reconciliation of "Net Income (loss)" to "Modified EBITDA" and Non-GAAP "Adjusted EBITDA"

(UNAUDITED)

(DOLLARS IN MILLIONS)	2022					2023				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Net Income (loss)	$ 392	$ 407	$ 621	$ 697	$2,117	$ 957	$ 494	$ 684	$1,168	$ 3,303
Provision (benefit) for income taxes	118	(45)	96	256	425	284	175	176	370	1,005
Interest expense	286	281	291	289	1,147	294	306	314	322	1,236
Equity (earnings) losses	(136)	(163)	(193)	(145)	(637)	(147)	(160)	(127)	(155)	(589)
Other investing (income) loss- net	(1)	(2)	(1)	(12)	(16)	(8)	(13)	(24)	(63)	(108)
Proportional Modified EBITDA of equity-method investments	225	250	273	231	979	229	249	215	246	939
Depreciation and amortization expenses	498	506	500	505	2,009	506	515	521	529	2,071
Accretion expense associated with asset retirement obligations for nonregulated operations	11	13	12	15	51	15	14	14	16	59
(Income) loss from discontinued operations, net of tax	—	—	—	—	—	—	87	1	9	97
Modified EBITDA	**$1,393**	**$1,247**	**$1,599**	**$1,836**	**$6,075**	**$2,130**	**$1,667**	**$1,774**	**$2,442**	**$ 8,013**
Transmission & Gulf of Mexico	$ 697	$ 652	$ 638	$ 687	$2,674	$ 715	$ 731	$ 881	$ 741	$ 3,068
Northeast G&P	418	450	464	464	1,796	470	515	454	477	1,916
West	260	288	337	326	1,211	304	312	315	307	1,238
Gas & NGL Marketing Services	13	(282)	20	209	(40)	567	68	43	272	950
Other	5	139	140	150	434	74	41	81	645	841
Total Modified EBITDA	**$1,393**	**$1,247**	**$1,599**	**$1,836**	**$6,075**	**$2,130**	**$1,667**	**$1,774**	**$2,442**	**$ 8,013**
Adjustment [1]:										
Transmission & Gulf of Mexico	$ —	$ —	$ 33	$ 13	$ 46	$ 13	$ 17	$ (127)	$ 11	$ (86)
Northeast G&P	—	—	—	—	—	—	—	31	8	39
West	—	8	—	—	8	(18)	—	—	16	(2)
Gas & NGL Marketing Services	52	288	18	(60)	298	(336)	(84)	(27)	(203)	(650)
Other	66	(47)	(13)	(15)	(9)	6	11	1	(553)	(535)
Total Adjustments	**$ 118**	**$ 249**	**$ 38**	**$ (62)**	**$ 343**	**$ (335)**	**$ (56)**	**$ (122)**	**$ (721)**	**$(1,234)**
Adjusted EBITDA:										
Transmission & Gulf of Mexico	$ 697	$ 652	$ 671	$ 700	$2,720	$ 728	$ 748	$ 754	$ 752	$ 2,982
Northeast G&P	418	450	464	464	1,796	470	515	485	485	1,955
West	260	296	337	326	1,219	286	312	315	323	1,236
Gas & NGL Marketing Services	65	6	38	149	258	231	(16)	16	69	300
Other	71	92	127	135	425	80	52	82	92	306
Total Adjusted EBITDA	**$1,511**	**$1,496**	**$1,637**	**$1,774**	**$6,418**	**$1,795**	**$1,611**	**$1,652**	**$1,721**	**$ 6,779**

(1) Adjustments by segment are detailed in the "Reconciliation of Income (Loss) from Continuing Operations Attributable to The Williams Companies, Inc. to Non-GAPP Adjusted Income," which is also included in these materials.

Reconciliation of Cash Flow from Operating Activities to Available Funds from Operations (AFFO)

(UNAUDITED)

(DOLLARS IN MILLIONS, EXCEPT COVERAGE RATIOS)	2022					2023				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
The Williams Companies, Inc.										
Reconciliation of GAAP "Net cash provided (used) by operating activities" to Non-GAAP "Available funds from operations"										
Net cash provided (used) by operating activities	$1,082	$1,098	$1,490	$1,219	$4,889	$1,514	$1,377	$1,234	$1,813	$5,938
Exclude: Cash (provided) used by changes in:										
Accounts receivable	3	794	(125)	61	733	(1,269)	(154)	128	206	(1,089)
Inventories, including write-downs	(178)	177	77	(127)	(51)	(45)	(19)	7	14	(43)
Other current assets and deferred charges	65	(50)	47	(29)	33	4	(28)	29	(65)	(60)
Accounts payable	138	(828)	(53)	333	(410)	1,017	203	(148)	(63)	1,009
Accrued and other current liabilities	149	(125)	(191)	(42)	(209)	318	(246)	42	(95)	19
Changes in current and noncurrent derivative assets and liabilities	(101)	52	(37)	(8)	(94)	(82)	(37)	(53)	(28)	(200)
Other, including changes in noncurrent assets and liabilities	67	65	73	11	216	40	47	53	106	246
Preferred dividends paid	(1)	-	(1)	(1)	(3)	(1)	-	(1)	(1)	(3)
Dividends and distributions paid to noncontrolling interests	(37)	(58)	(46)	(63)	(204)	(54)	(58)	(62)	(39)	(213)
Contributions from noncontrolling interests	3	5	7	3	18	3	15	-	-	18
Adjustment to exclude litigation-related charges in discontinued operations	-	-	-	-	-	-	115	1	9	125
Adjustment to exclude net gain from Energy Transfer litigation judgment	-	-	-	-	-	-	-	-	(534)	(534)
Available funds from operations	$1,190	$1,130	$1,241	$1,357	$4,918	$1,445	$1,215	$1,230	$1,323	$5,213
Common dividends paid	$518	$517	$518	$518	$2,071	$546	$545	$544	$544	$2,179
Coverage ratio:										
Available funds from operations divided by Common dividends paid	2.30	2.19	2.40	2.62	2.37	2.65	2.23	2.26	2.43	2.39

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Appendix B

Amended and Restated Certificate of Incorporation of The Williams Companies, Inc.

THE WILLIAMS COMPANIES, INC., a corporation organized and existing under the laws of the State of Delaware (the "Company") does hereby certify as follows:

1. The name of the Company is THE WILLIAMS COMPANIES, INC. The Company's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the "Delaware SOS") on February 3, 1987 (the "Original Certificate of Incorporation"). The Original Certificate of Incorporation was amended and restated by the Restated Certificate of Incorporation filed with the Delaware SOS on April 27, 1987 (the "1987 Restated Certificate of Incorporation"). The 1987 Restated Certificate of Incorporation was amended by (a) Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock filed with the Delaware SOS on February 7, 1989, (b) Certificate of Designation of the $3.875 Convertible Exchangeable Preferred Stock filed with the Delaware SOS on May 1, 1989, (c) Certificate of Designation of the $2.21 Cumulative Preferred Stock filed with the Delaware SOS on August 31, 1992, (d) Certificate of Retirement of $3.875 Convertible Exchangeable Preferred Stock filed with the Delaware SOS on September 28, 1993, (e) Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware SOS on May 20, 1994, (f) Certificate of Designation, Preferences and Rights of the Cumulative Convertible Preferred Stock, $3.50 Series, filed with the Delaware SOS on April 21, 1995, (g) Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock filed with the Delaware SOS on February 6, 1996, (h) Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware SOS on May 16, 1997, (i) Certificate of Elimination of $2.21 Cumulative Preferred Stock filed with the Delaware SOS on October 1, 1997, (j) Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock filed with the Delaware SOS on January 6, 1998, (k) Certificate of Amendment of Restated Certificate of Incorporation, as Amended, filed with the Delaware SOS on February 26, 1998, (l) Certificate of Designation of the December 2000 Cumulative Convertible Preferred Stock filed with the Delaware SOS on December 28, 2000, (m) Certificate of Designation of the March 2001 Mandatorily Convertible Single Reset Preferred Stock filed with the Delaware SOS on March 28, 2001, (n) Certificate of Designation of the 9-7/8% Cumulative Convertible Preferred Stock filed with the Delaware SOS on March 27, 2002, (o) Certificate of Retirement of the December 2000 Cumulative Convertible Preferred Stock filed with the Delaware SOS on November 21, 2003, (p) Certificate of Retirement of the 9-7/8% Cumulative Convertible Preferred Stock filed with the Delaware SOS on December 8, 2003, (q) Certificate of Retirement of the March 2001 Mandatorily Convertible Single Reset Preferred Stock filed with the Delaware SOS on August 3, 2004, (r) Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock filed with the Delaware SOS on December 20, 2004, (s) Certificate of Correction of the Certificate of Retirement of the December 2000 Cumulative Convertible Preferred Stock filed with the Delaware SOS on August 3, 2009, (t) Certificate of Correction of the Certificate of Retirement of the 9-7/8 Cumulative Convertible Preferred Stock filed with the Delaware SOS on August 3, 2009, and (u) Restated Certificate of Incorporation of The Williams Companies, Inc. filed with the Delaware SOS on August 3, 2009.

2. The following Amended and Restated Certificate of Incorporation was duly proposed by the Company's Board of Directors and duly adopted pursuant to the applicable provisions of Section 228, 242, and 245 of the General Corporation Law of the State of Delaware. **This Amended and Restated Certificate of Incorporation of the Company restates**, integrates **and further amends the Amended and Restated Certificate of Incorporation of the Company, as amended prior to the date hereof, and this Amended and Restated Certificate of Incorporation of the Company shall include the Certificate of Designations of Series B Preferred Stock of the Company** and the Certificate of Designations of Series C Participating Cumulative Preferred Stock of the Company (collectively, **the "Certificate**s **of Designations"), which is**are **attached hereto as Exhibit I** and Exhibit II respectively **and is**are **incorporated herein by reference**.

3. The following Amended and Restated Certificate of Incorporation was duly adopted by the holders of a majority of shares entitled to vote thereon pursuant to the applicable provisions of Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware**This Amended and Restated Certificate of Incorporation of the Company has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").**

4. Pursuant to Sections 242 and 245 of the DGCL, the text of the Amended and Restated Certificate of Incorporation of the Company, as amended prior to the date hereof, is hereby amended and restated to read in its entirety as follows, which as amended and restated shall include the Certificates of Designations attached hereto as Exhibit I ~~and Exhibit II~~ **and incorporated herein by reference**:

FIRST: The name of the Company is THE WILLIAMS COMPANIES, INC. **(the "Company").**

SECOND: The address of the registered office of the Company in the State of Delaware is **The Corporation Trust Company, Corporation Trust Center,** 1209 Orange Street, in the City of Wilmington, County of New Castle**, DE 19801**. The name of the Company's registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the ~~General Corporation Law of Delaware (the~~ "**DGCL**") ~~as set forth in Title 8 of the Delaware Code~~.

FOURTH: The total number of shares of capital stock which the Company shall have authority to issue is 1,500,000,000 shares, consisting of 1,470,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), and 30,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock").

<p align="center">I.</p>

1.   Any unissued or treasury shares of the Preferred Stock may be issued from time to time in one or more series, as authorized by the Board of Directors, subject to the limitations of this Article FOURTH. The designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of the Preferred Stock of each series shall be such as are stated and expressed in this Article FOURTH and, to the extent not stated and expressed herein, shall be such as may be fixed by the Board of Directors (authority so to do being hereby expressly granted) and stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of such series. Such resolution or resolutions shall specify:

(a)   the distinctive designation of such series and the number of shares which shall constitute such series, which may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

(b)   the rate of dividends, if any, payable on shares of such series, the date, if any, from which such dividends shall accrue, the conditions upon which and the dates when such dividends shall be payable, and whether such dividends shall be cumulative or noncumulative;

(c)   the amount or amounts which the holders of the Preferred Stock of such series shall be entitled to be paid in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company (which amounts need not be the same for each such event); and

(d)   whether or not the Preferred Stock of such series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption; and may, in a manner not inconsistent with the provisions of this Article FOURTH,

(i)   limit the number of shares of such series which may be issued;

(ii)   provide for a sinking fund for the purchase or redemption or a purchase fund for the purchase of shares of such series and the terms and provisions governing the operation of any such fund and the status as to reissue of shares of Preferred Stock purchased or otherwise reacquired or redeemed or retired through the operation thereof, and that so long as the Company is in default as to such sinking or purchase fund the Company shall not (with such exceptions, if, any, as may be provided) pay any dividends upon or purchase or redeem shares of capital stock ranking junior to the Preferred Stock as to dividends or distribution of assets upon liquidation (referred to in this Article FOURTH as "junior stock");

(iii)   grant voting rights to the holders of shares of such series, in addition to and not inconsistent with those granted by this Article FOURTH to the holders of Preferred Stock;

(iv)   impose conditions or restrictions upon the creation of indebtedness of the Company or upon the issue of additional Preferred Stock or other capital stock ranking equally therewith or prior thereto as to dividends or distribution of assets on liquidation;

(v)   impose conditions or restrictions upon the payment of dividends upon, or the making of other distributions to, or the acquisition of, junior stock;

(vi)   grant to the holders of the Preferred Stock of such series the right to convert such stock into shares of another series or class of capital stock; and

(vii)   grant such other special rights to the holders of shares of such series as the Board of Directors may determine and as shall not be inconsistent with the provisions of this Article FOURTH.

The term "fixed for such series" and similar terms shall mean stated and expressed in this Article FOURTH or in the resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of the series referred to therein.

2.   Subject to any limitations specified in the resolution or resolutions providing for the issuance thereof, the holders of the Preferred Stock of the respective series shall be entitled to receive, when and as declared by the Board of Directors, out of any funds legally available therefor, preferential dividends in cash, at the rate per annum, if any, fixed for such series, payable at quarter-yearly, half-yearly, or yearly intervals, and on such dates, as may be specified in the resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of such respective series, to stockholders of record on a date, preceding each such dividend payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend. Each share of Preferred Stock shall rank on a parity with each other share of Preferred Stock, irrespective of series, with respect to preferential dividends accrued on the shares of such series, and no dividend shall be declared or paid or set apart for payment for the Preferred Stock of any series unless at the same time a dividend in like proportion to the dividends accrued upon the Preferred Stock of each other series shall be declared or paid or set apart for payment, as the case may be, on Preferred Stock of each other series then outstanding; but nothing in this subdivision 2. shall prevent the authorization or issuance of one or more series of Preferred Stock bearing dividends subject to contingencies as to the existence or amount of earnings of the Company during one or more fiscal periods, or as to other events, to which dividends on other series of Preferred Stock are not subject.

3.   So long as any shares of Preferred Stock shall remain outstanding, in no event shall any dividends whatsoever, whether in cash, stock, or otherwise, be paid or declared, or any distribution be made on any class of junior stock, nor shall any shares of junior stock be purchased, retired or otherwise acquired for a valuable consideration by the Company, unless all dividends accrued on outstanding shares of Preferred Stock for all past dividend periods shall have been paid, or declared and a sum sufficient for the payment thereof set apart, and the full dividend thereon for the then current dividend period shall have been paid, or declared and a sum sufficient for the payment thereof set apart. For purposes of this Article FOURTH, dividends shall not be deemed to have "accrued" for any dividend period on the shares of Preferred Stock of any series unless (a) such shares were outstanding during such period, and either (b) the resolution or resolutions of the Board of Directors providing for such series shall expressly state that dividends on shares thereof accrue whether or not earned or declared, and are cumulative, or (c) any and all contingencies to which the accrual of dividends on shares of such series shall by the terms of the resolution or resolutions of the Board of Directors providing for such series be subject shall have been satisfied; and the term "accrued and unpaid dividends" with respect to Preferred Stock of any series shall mean accrued dividends on all outstanding shares of Preferred Stock of such series, from the date or dates from which dividends accrued thereon to the date as of which accrued and unpaid dividends are being determined, less the aggregate amount of all dividends theretofore declared and paid or set apart for payment upon such outstanding Preferred Stock.

4.   The Company at the option of the Board of Directors may redeem all or any part of the Preferred Stock of any series which by its terms is redeemable, at the time or times and on the terms and conditions fixed for such series, upon notice duly given in the manner provided in the resolution or resolutions of the Board of Directors providing for such series, by paying therefore in cash the sum fixed for such series, together, in each case, with an amount equal to accrued and unpaid dividends thereon. The resolution or resolutions of the Board of Directors providing for a series subject to redemption may provide that when notice of redemption of all or part of the shares of such series shall have been given, and the redemption price of such shares, together with accrued dividends to the date fixed as the redemption date (which shall be a date after the date of such notice), has been set aside by the Company, or deposited with a suitable depositary, for the pro rata benefit of the holders of the shares called for

redemption, then the shares so called shall no longer be deemed outstanding, and all rights with respect to such shares, including the accrual of further dividends, other than the right to receive the redemption price of such shares, without interest, shall cease. Such resolution or resolutions may further provide, in any case where funds are deposited with a depositary other than the Company, that any funds held by such depositary in respect of shares not presented for redemption within such period as may be fixed in such resolution or resolutions, but not less than six months, after the date on which such funds were first available to holders of such shares against presentation thereof for redemption, shall be repaid to the Company, and that thereafter the holders of such shares shall look solely to the Company for the funds payable upon redemption thereof.

5. Except as herein or by law expressly provided or except as may be provided for any series of Preferred Stock by the resolution or resolutions of the Board of Directors providing for the issuance thereof as herein permitted, the Preferred Stock shall have no right or power to vote on any question or in any proceeding or to be represented at or to receive notice of any meeting of stockholders. On any matters on which the holders of the Preferred Stock or any series thereof shall be entitled to vote separately as a class or series, they shall be entitled to one vote for each share held.

    (a) So long as any shares of Preferred Stock are outstanding, the Company shall not, without the consent of the holders of at least a majority of the number of shares of the Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote at any annual meeting, or any special meeting called for the purpose, purchase, redeem, or otherwise acquire for value any shares of the Preferred Stock or of any other stock ranking on a parity with the Preferred Stock in respect of dividends or distribution of assets on liquidation during the continuance of any default in the payment of dividends on the Preferred Stock.

    (b) Any action specified in this subdivision 5. as requiring the consent of the holders of at least a specified proportion of the number of shares of Preferred Stock or of any particular series thereof at the time outstanding or represented at a meeting may be taken with such consent and with such additional vote or consent, if any, of stockholders as may be from time to time required by this **Amended and** Restated Certificate of Incorporation, as amended from time to time, or by law.

6. In the event of any liquidation, dissolution or winding up of the affairs of the Company, voluntary or involuntary, then, before any distribution or payment shall be made to the holders of any class of stock of the Company ranking junior to the Preferred Stock as to dividends or distribution of assets on liquidation, the holders of the Preferred Stock of the respective series shall be entitled to be paid in full the respective amount fixed, with respect to liquidations, dissolution or winding up, voluntary or involuntary, as the case may be, in the resolution or resolutions of the Board of Directors providing for the issue of shares of such series, plus a sum equal to all accrued and unpaid dividends thereon to the date of payment thereof. After such payment shall have been made in full to the holders of the Preferred Stock, the remaining assets and funds of the Company shall be distributed among the holders of the stocks of the Company ranking junior to the Preferred Stock according to their respective rights. In the event that the assets of the Company available for distribution to holders of Preferred Stock shall not be sufficient to make the payment herein required to be made in full, such assets shall be distributed to the holders of the respective shares of Preferred Stock pro rata in proportion to the amounts payable hereunder upon each share thereof.

7. Except as otherwise provided in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, Preferred Stock redeemed or otherwise retired by the Company shall assume the status of authorized but unissued Preferred Stock and may thereafter, subject to the provisions of this Article FOURTH and of any restriction contained in any such resolution, be reissued in the same manner as other authorized but unissued Preferred Stock.

8. **A Certificate of Designations designating the Series B Preferred Stock of the Company, and setting forth the powers, designations, preference and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of, the Series B Preferred Stock of the Company, is attached hereto as Exhibit I.**

II.

At every meeting of the stockholders of the Company, each holder of Common Stock shall be entitled to one vote **for each share held of record by such holder on all matters voted upon by stockholders of the Company**, in person or by proxy, for each share of such Common Stock standing in such holder's name on the record books of the Company on a record date to be fixed by the Board of Directors. The holders of the Common Stock shall have the exclusive right to vote, except as provided by the resolution or resolutions providing for the issue of any series of Preferred Stock, or except as expressly provided by Part I of this Article FOURTH.

Subject to the limitations prescribed in this Article FOURTH, and any further limitations prescribed in accordance therewith, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property, or in shares of **capital stock** ~~the Common Stock~~ of the Company.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, the holders of the Common Stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Company, and the amounts to which the holders of the Preferred Stock shall be entitled, to share ratably in the remaining net assets of the Company.

III.

Except as may be otherwise expressly provided with respect to a particular series of Preferred Stock in the resolution or resolutions of the Board of Directors providing for such series, no holder of any shares of **capital** stock of the Company of any class or series shall be entitled as of right to subscribe to and/or purchase or acquire from the Company any stock of such class or series or any other class or series and/or any bonds, notes, debentures or other securities or obligations convertible into, or carrying warrants or rights to subscribe to, stock of the Company of any class or series; but all shares of stock, and all bonds, notes, debentures or other securities or obligations, whether or not convertible into stock or carrying warrants or rights to subscribe to stock, may be issued, sold and disposed of from time to time by the Board of Directors to such persons, firms or corporations and for such consideration (so far as may be permitted by law) as the Board of Directors shall from time to time in its absolute discretion, determine, without offering any stock, bonds, notes, debentures or other securities or obligations to the holders of ~~Common Stock or any series of Preferred Stock~~**capital stock of the Company**.

~~IV.~~

~~Of the 30,000,000 authorized shares of Preferred Stock of the Company 4,800,000 shares shall be issued in a series designated as Series A Junior Participating Preferred Stock, $1.00 par value per share, as set forth hereinafter.~~

~~Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" and the number of shares constituting such series shall be 4,800,000.~~

~~Section 2. Dividends and Distributions.~~

~~(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of February, May, August and November in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $20 or (b) subject to the provision for adjustment hereinafter set forth, 200 times the aggregate per share amount of all cash dividends, and 200 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock of the Company since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Company shall at any time (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the outstanding Common Stock, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (a) and clause (b) of the preceding sentence shall be adjusted by multiplying each such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.~~

~~(B) The Company shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the~~

Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $20 per share on the Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 200 votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company shall at any time (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the outstanding Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(C) (i) If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, the holders of Preferred Stock, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

(ii) During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the Chairman of the Board, the President, a Vice President or the Secretary of the Company. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Company. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request; or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (C)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period the holders of Common Stock, and other classes of stock of the Company if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in this Restated Certificate of Incorporation or By-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in this Restated Certificate of Incorporation or By-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(D) Except as set forth herein, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Company shall not:

(i) declare or pay dividends on, make other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary liquidation, dissolution or winding up of the Company, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received $200 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 200 (as appropriately adjusted as set forth in subparagraph (C) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Series A Junior Participating Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Company shall at any time (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the outstanding Common Stock, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case, the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 200 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the outstanding Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

Section 9. Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Company's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 10. Amendment. This Restated Certificate of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

Section 11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in liquidating distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

V.

Of the 30,000,000 authorized shares of Preferred Stock of the Company, 2,500,000 shares shall be issued in a series designated as the Cumulative Convertible Preferred Stock, $3.50 Series, as set forth hereinafter.

Section 1. Designation and Amount. The shares of such series shall be designated as "$3.50 Preferred Stock" and the number of shares constituting such series shall be 2,500,000.

Section 2. Dividends and Distributions. Holders of shares of $3.50 Preferred Stock will be entitled to receive, when and as declared by the Board of Directors out of assets of the Company legally available for payment, an annual cash dividend of $3.50 per share, payable in quarterly installments on February 1, May 1, August 1 and November 1, commencing August 1, 1995 (each a "dividend payment date"). Dividends on the $3.50 Preferred Stock will be cumulative from the date of initial issuance of shares of $3.50 Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on such record dates, not more than 60 days nor less than 10 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. When dividends are not paid in full upon the $3.50 Preferred Stock and any other Parity Preferred Stock (as defined in Section 9), all dividends declared upon shares of Parity Preferred Stock will be declared pro rata so that in all cases the amount of dividends declared per share on the $3.50 Preferred Stock and such other Parity Preferred Stock shall bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of $3.50 Preferred Stock and such other Parity Preferred Stock bear to each other. Except as set forth in the preceding sentence, unless full cumulative dividends on the $3.50 Preferred Stock have been paid, no dividends (other than in Common Stock of the Company) may be paid or declared and set aside for payment or other distribution made upon the Common Stock or on any other stock of the Company ranking junior to or on a parity with the $3.50 Preferred Stock as to dividends, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the $3.50 Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any shares of such stock; provided, however, that any moneys theretofore deposited in any sinking fund with respect to any Preferred Stock of the Company in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund regardless of whether at the time of such application full cumulative dividends upon shares of the $3.50 Preferred Stock outstanding to the last dividend payment date shall have been paid or declared and set apart for payment) by the Company (except by conversion into or exchange for stock of the Company ranking junior to the $3.50 Preferred Stock as to dividends). Dividends payable on the $3.50 Preferred Stock for any period less than the full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Section 3. Liquidation, Dissolution or Winding Up. The shares of $3.50 Preferred Stock shall rank prior to the shares of Common Stock and of any other class of stock of the Company ranking junior to the $3.50 Preferred Stock upon liquidation, so that in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the $3.50 Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Common Stock or any other such junior stock, an amount equal to $50 per share (the "Liquidation Preference" of a share of $3.50 Preferred Stock) plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of $3.50 Preferred Stock to the date of final distribution. After payment of the full amount of the Liquidation Preference and such dividends, the holders of shares of $3.50 Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of shares of Parity Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributable among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were payable in full. For the purposes hereof, neither a consolidation or merger of the Company with or into any other corporation, nor a merger of any other corporation with or into the Company, nor a sale or transfer of all or any part of the Company's assets for cash or securities shall be considered a liquidation, dissolution or winding up of the Company.

Section 4. Redemption.

(A) The shares of the $3.50 Preferred Stock will not be redeemable prior to November 1, 1999. On and after November 1, 1999, the $3.50 Preferred Stock will be redeemable, in whole at any time or from time to time in part at the option of the Company, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (the "Redemption Prices") per share if redeemed during the twelve-month period beginning November 1 of the year indicated below; plus, in each case, all dividends accrued and unpaid on the $3.50 Preferred Stock up to the date fixed for redemption:

YEAR	REDEMPTION PRICE PER SHARE
1999	$51.40
2000	51.05
2001	50.70
2002	50.35
2003 and thereafter	50.00

(B) In the event that the Company determines to redeem fewer than all of the outstanding shares of the $3.50 Preferred Stock, the shares to be redeemed shall be determined by lot or a substantially equivalent method.

(C) If a notice of redemption has been given pursuant to this Section 4 and if, on or before the date fixed for redemption, the funds necessary for such redemption shall have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for redemption, then, notwithstanding that any certificates for such shares have not been surrendered for cancellation, on the redemption date dividends shall cease to accrue on the shares of $3.50 Preferred Stock to be redeemed, and at the close of business on the redemption date the holders of such shares shall cease to be stockholders with respect to such shares and shall have no interest in or claims against the Company by virtue thereof and shall have no voting or other rights with respect to such shares, except the right to receive the moneys payable upon such redemption, without interest thereon, upon surrender (and endorsement, if required by the Company) of their certificates, and, the shares evidenced thereby shall no longer be outstanding. Subject to applicable escheat laws, any moneys so set aside by the Company and unclaimed at the and of two years from the redemption date shall revert to the general funds of the Company, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Company for the payment of the amounts payable upon such redemption. Any interest accrued on funds so deposited shall be paid to the Company from time to time.

Section 5. Voting Rights. The holders of shares of $3.50 Preferred Stock shall have no voting rights whatsoever, except for any voting rights to which they may be entitled under the laws of the State of Delaware, and except as follows:

(A) (i) If and whenever at any time or times dividends payable on the $3.50 Preferred Stock or on any other Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for six quarterly periods, then the holders of the Preferred Stock shall have, in addition to the other voting rights set forth herein, the exclusive right, voting separately as a class, to elect two Directors of the Company, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right, the remaining Directors to be elected by the other class or classes of stock entitled to vote therefor at each meeting of stockholders held for the purpose of electing Directors. Such voting right shall continue until such time as all cumulative dividends accumulated on all the Preferred Stock having cumulative dividends shall have been paid in full and until any noncumulative dividends payable on all the Preferred Stock having noncumulative dividends shall have been paid regularly for at least one year, at which time such voting right of the holders of the Preferred Stock shall terminate, subject to revesting at such time as there shall occur each and every subsequent event of default of the character indicated above.

(ii) Whenever such voting right shall have vested, such right may be exercised initially either at a special meeting of the holders of the Preferred Stock, called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing Directors, and thereafter at each successive annual meeting.

(iii) At such time when such voting right shall have vested in the holders of the Preferred Stock, and if such right shall not already have been initially exercised, a proper officer of the Company shall, upon the written request of the holders of record of 10 percent in number of shares of the Preferred Stock then outstanding, addressed to the Secretary of the Company, call a special meeting of the holders of the Preferred Stock and of any other class or classes of stock having voting power with respect thereto for the purpose of electing Directors. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding of annual meetings of stockholders of the Company, or, if none, at a place designated by the Secretary of the Company. If such meeting shall not be called by the proper officers of the Company within 30 days after the personal service of such written request upon the Secretary of the Company, or within 30 days after mailing the same within the United States of America, by registered mail, addressed to the Secretary of the Company at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of 10 percent in number of shares of the Preferred Stock then outstanding may designate in writing one of their number to call such meeting at the expense of the Company, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at the same place as is elsewhere provided for in this Section 5(A). Any holder of the Preferred Stock shall have access to the stock books of the Company for the purpose of causing a meeting of stockholders to be called pursuant to the provisions of this paragraph. Notwithstanding the provisions of this paragraph, however, no such special meeting shall be called during a period within 90 days immediately preceding the date fixed for the next annual meeting of stockholders.

(iv) At any meeting held for the purpose of electing Directors at which the holders of the Preferred Stock shall have the right to elect Directors as provided herein, the presence in person or by proxy of the holders of 33-1/3 percent of the then outstanding shares of the Preferred Stock shall be required and be sufficient to constitute a quorum of the Preferred Stock for the election of Directors by the Preferred Stock. At any such meeting or adjournment thereof (A) the absence of a quorum of the holders of the Preferred Stock shall not prevent the election of Directors other than those to be elected by the holders of the Preferred Stock and the absence of a quorum or quorums of the holders of other classes of capital stock entitled to elect such other Directors shall not prevent the election of Directors to be elected by the holders of the Preferred Stock and (B) in the absence of a quorum of the holders of any class of stock entitled to vote for the election of Directors, a majority of the holders present in person or by proxy of such class shall have the power to adjourn the meeting for the election of Directors which the holders of such class are entitled to elect, from time to tine, without notice other than announcement at the meeting, until a quorum shall be present.

(v) The Directors elected pursuant to this Section 5(A) shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that when the right of the holders of the Preferred Stock to elect Directors as herein provided shall terminate, the terms of office of all persons so elected by the holders of the Preferred Stock shall terminate, and the number of Directors of the Company shall thereupon be such number as may be provided in the By-laws of the Company irrespective of any increase made pursuant to this Section 5(A).

(vi) So long as any shares of $3.50 Preferred Stock are outstanding, the By-laws of the Company shall contain provisions ensuring that the number of Directors of the Company shall at all times be such that the exercise, by the holders of shares of $3.50 Preferred Stock and the holders of other Preferred Stock, of the right to elect Directors under the circumstances provided in this Section 5(A) will not contravene any provisions of this Restated Certificate of Incorporation or By-laws.

(B) So long as any shares of the $3.50 Preferred Stock remain outstanding, the Company will not, either directly or indirectly or through merger or consolidation with any other corporation, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of at least 66-2/3 percent in number of shares of the $3.50 Preferred Stock then outstanding, (i) create any class or classes of stock ranking prior to or on a parity with the $3.50 Preferred Stock either as to dividends or upon liquidation or increase the authorized number of shares of any class or classes of stock ranking prior to or on a parity with the $3.50 Preferred Stock either as to dividends or upon liquidation, or create or authorize any obligation or security convertible into shares of stock of any class ranking prior to or on a parity with the Preferred Stock either as to dividends or upon liquidation, but may, without such consent, create or authorize obligations or securities convertible into shares of Preferred Stock, or (ii) amend, alter or repeal any of the provisions of this Restated Certificate of Incorporation so as to affect adversely the preferences, special rights or powers of the $3.50 Preferred Stock or of the holders thereof.

Section 6. No Consent. Except as provided in Section 5(B), no consent of the holders of the $3.50 Preferred Stock shall be required for (A) the creation of any indebtedness of any kind of the Company, (B) the creation, or increase or decrease in the amount, of any class or series of stock of the Company not ranking prior to or on a parity with to the $3.50 Preferred Stock as to dividends or upon liquidation or (C) any increase or decrease in the amount of authorized Common Stock or any increase, decrease or change in the par value thereof or in any other terms thereof.

Section 7. Amendment. Subject to the provisions of Section 4, the Board of Directors reserves the right by subsequent amendment of this Restated Certificate of Incorporation from time to time to increase or decrease the number of shares which constitute the $3.50 Preferred Stock (but not below the number of shares thereof then outstanding) and in other respects to amend this Restated Certificate of Incorporation within the limitations provided by law and this Restated Certificate of Incorporation.

Section 8. Conversion. At the option of the holder thereof and upon surrender thereof for conversion to the Company at the office of the Transfer Agent of the Company's Common Stock in the Borough of Manhattan, the City of New York or in the City of Tulsa, each share of $3.50 Preferred Stock will be convertible (or if such share is called or surrendered for redemption, then in respect of such share to and including, but not after, the redemption date) into fully paid and nonassessable shares of Common Stock at the initial conversion rate of 1.5625 shares of Common Stock for each share of $3.50 Preferred Stock, the conversion rate being subject to adjustment as hereinafter provided:

(A) In case the Company shall (i) pay a dividend in shares of its capital stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock any shares of its capital stock, the conversion rate in effect immediately prior thereto shall be adjusted so that the holder of a share of $3.50 Preferred Stock surrendered for conversion after the record date fixing stockholders to be affected by such event shall be entitled to receive upon conversion the number of such shares of Common Stock which he would have been entitled to receive after the happening of such event had such share of $3.50 Preferred Stock been converted immediately prior to such record date. Such adjustment shall be made whenever any of such events shall happen, but shall also be effective retroactively as to shares of $3.50 Preferred Stock converted between such record date and the date of the happening of any such event.

(B) In case the Company shall issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price Per Share (as defined in paragraph (D) below) of Common Stock at the record date mentioned below, the number of shares of Common Stock into which each share of $3.50 Preferred Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such share of $3.50 Preferred Stock was theretofore convertible by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and the denominator of which shall be the number of the shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Current Market Price Per Share. Such adjustment shall be made whenever such rights or warrants are issued, but shall also be effected retroactively as to shares of $3.50 Preferred Stock converted between the record date for the determination of stockholders entitled to receive such rights or warrants and the date such rights or warrants are issued.

(C) In case the Company shall distribute to all holders of its Common Stock evidences of its indebtedness or assets (excluding any cash dividend or distribution made out of current or retained earnings) or rights to subscribe other than as set forth in paragraph (B) above, then in each such case the number of shares of Common Stock into which each share of $3.50 Preferred Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such share was theretofore convertible by a fraction, the numerator of which shall be the Current Market Price Per Share of the Common Stock on the record date fixed by the Board of Directors for such distribution, and the denominator of which shall be such Current Market Price Per Share of the Common Stock less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of the assets, evidences of indebtedness or subscription rights so distributed applicable to one share of the Common Stock. Such adjustment shall be made whenever any such distribution is made, but shall also be effective retroactively as to shares of $3.50 Preferred Stock converted between the record date for the determination of stockholders entitled to receive such distribution and the date such distribution is made.

(D) For the purpose of any computation under paragraphs (B) and (C) above and (F) below, the "Current Market Price Per Share" of Common Stock at any date shall be deemed to be the average of the daily closing prices for the 15 consecutive trading days commencing 20 trading days before the day in question. The closing price for each day shall be reported on the New York Stock Exchange-Composite Transactions Tape or as reported by any successor central market system.

(E) No adjustment in the conversion rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this paragraph (E) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 8 shall be made to the nearest one-hundredth of a share.

(F) No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of any share of $3.50 Preferred Stock. If the conversion thereof results in a fraction, an amount equal to such fraction multiplied by the Current Market Price Per Share of Common Stock (as defined in paragraph (D) above) as of the conversion date shall be paid to such holder in cash by the Company.

(G) In case the Company shall enter into any consolidation, merger or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in each such case each share of $3.50 Preferred Stock remaining outstanding at the time of consummation of such transaction shall thereafter be convertible into the kind and amount of such stock or securities, cash and/or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such shares of $3.50 Preferred Stock might have been converted immediately prior to consummation of such transaction, assuming in each case that such holder of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each non-electing share shall be deemed to be the kind and amount as receivable per share by a plurality of the non-electing shares).

(H) In the event of any Change in Control (as hereinafter defined) of the Company, each holder of $3.50 Preferred Stock shall have the right, at the holder's option, to require the Company to redeem all or any number of such holder's shares of $3.50 Preferred Stock during the period (the "Exercise Period") beginning on the 30th day and ending on the 90th day after the date of such Change in Control at the Redemption Price, plus accrued and unpaid dividends to the date fixed for redemption; provided, however, that such redemption right shall not be applicable in the case of any Change in Control of the Company which shall have been duly approved by the Continuing Directors (as hereinafter defined) during the period (the "Approval Period") prior to or within 21 days after the date on which such Change in Control shall have occurred. As used herein, (i) "Acquiring Person" means any Person who is or becomes the Beneficial Owner, directly or indirectly, of 10% or more of the outstanding Common Stock, (ii) "Beneficial Owner" has the meaning ascribed to such term in Rule 13d-3 adopted pursuant to the Securities Exchange Act of 1934, as amended, (iii) a "Change in Control" of the Company shall be deemed to have occurred at such time as (x) any Person is or becomes the Beneficial Owner, directly or indirectly, of 30% or more of the outstanding Common Stock or (y) individuals who constitute the Continuing Directors cease for any reason to constitute at least a majority of the Board of Directors, (iv) "Continuing Director" means any member of the Board of Directors who is not affiliated with an Acquiring Person

and who was a member of the Board of Directors immediately prior to the time that the Acquiring Person became an Acquiring Person and any successor to a Continuing Director who is not affiliated with the Acquiring Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors, and (v) "Person" means any individual, corporation, partnership, limited partnership, association, joint-stock company, trust, unincorporated organization, syndicate or group (as such terms are used in Section 13d-3 adopted pursuant to the Securities Exchange Act of l934, as amended) or government or political subdivision thereof.

On or before the seventh day after the termination of the Approval Period, the Company shall mail to all holders of record of the $3.50 Preferred Stock as of the last day of the Approval Period, at their respective addresses as the same shall appear on the books of the Company as of such date, a notice disclosing (i) the Change in Control, (ii) whether or not the Continuing Directors have approved the Change in Control, and (iii) if the Continuing Directors have not approved the Change in Control, the respective dates on which the Exercise Period commences and ends, the redemption price per share of the $3.50 Preferred Stock applicable hereunder and the procedure which the holder must follow to exercise the redemption right provided above. The Company shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, New York. To exercise such redemption right, a holder of the $3.50 Preferred Stock must deliver during the Exercise Period written notice to the Company (or an agent designated by the Company for such purpose) of the holder's exercise of such redemption right, and, to be valid, any such notice of exercise must be accompanied by each certificate evidencing shares of the $3.50 Preferred Stock with respect to which the redemption right is being exercised, duly endorsed for transfer. On or prior to the seventh day after the close of the Exercise Period, the Company shall accept for payment all shares of $3.50 Preferred Stock properly surrendered to the Company (or an agent designated by the Company for such purpose) during the Exercise Period for redemption in connection with the valid exercise of such redemption right and shall cause payment to be made in cash for such shares of $3.50 Preferred Stock.

Section 9. Ranking.

(A) For the purposes of this Restated Certificate of Incorporation, any stock of any class or classes of the Company shall be deemed to rank:

(i) prior to shares of the $3.50 Preferred Stock, either as to dividends or upon liquidation, if the holders of stock of such class or classes shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of the $3.50 Preferred Stock;

(ii) on a parity with shares of the $3.50 Preferred Stock, either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the $3.50 Preferred Stock, if the holders of stock of such class or classes shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority of one over the other as between the holders of such stock and the holders of shares of $3.50 Preferred Stock (the term "Parity Preferred Stock" being used to refer to any stock on a parity with the shares of $3.50 Preferred Stock, either as to dividends or upon liquidation as the context may require); and

(iii) junior to shares of the $3.50 Preferred Stock, either as to dividends or upon liquidation, if such class shall be Common Stock or if the holders of the $3.50 Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of stock of such class or classes.

(B) The $3.50 Preferred Stock shall rank prior to the Series A Junior Participating Preferred Stock and all other shares of capital stock of the Company outstanding at the time of issuance of the $3.50 Preferred Stock.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Company, and for further definition, limitation and regulation of the powers of the Company and of the Board of Directors and stockholders.

A. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors.

B.   The Board of Directors shall consist of not fewer than five nor more than seventeen Directors. The exact number of Directors shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors. ~~Commencing with the 2011 annual meeting of the stockholders, directors shall be elected annually for terms of one year and shall hold office until the next succeeding annual meeting. However, directors elected at the 2008 annual meeting of stockholders shall hold office until the 2011 annual meeting of stockholders; directors elected at the 2009 annual meeting of stockholders shall hold office until the 2012 annual meeting of stockholders and directors elected at the 2010 annual meeting of stockholders shall hold office until the 2013 annual meeting of stockholders. In all cases,~~ **D**~~d~~irectors shall hold office until their respective successors are **duly** elected **and qualified or until their earlier death, resignation, or removal**~~by the stockholders and have qualified~~.

C.   ~~The stockholders shall not have the right to remove any one or all of the Directors except for cause and by the affirmative vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company generally entitled to vote in the election of Directors, considered for purposes of this Article FIFTH as one class. The first sentence of this Paragraph C, shall be of no force and effect after the annual meeting of stockholder in 2013.~~ Any vacancy on the Board of ~~Directors that results from a~~ **N**~~n~~ewly created Directorship may be filled by the affirmative vote of a majority of the Board of Directors then in office, and ~~any other vacancy~~**vacancies** occurring on the Board of Directors may be filled by **the affirmative vote of** a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director. Any Director elected to fill a vacancy ~~not resulting from an increase in the number of Directors~~ shall have the same remaining term as that of the predecessor.

D.   Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Company shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this **Amended and** Restated Certificate of Incorporation applicable thereto (including the resolutions adopted by the Board of Directors pursuant to Article FOURTH). Election of Directors need not be by written ballot unless the By-laws so provide.

E.   The Board of Directors may from time to time determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and paper of the Company or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or document of the Company, except as and to the extent expressly provided by law with reference to the right of stockholders to examine the original or duplicate stock ledger, or otherwise expressly provided by law, or except as expressly authorized by resolution of the Board of Directors.

F.   To the fullest extent permitted by **the** ~~Delaware General Corporation Law~~**DGCL** ~~as the same exists or may hereafter be amended~~, a Director **or officer** of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of such Director's **or officer's** fiduciary duty as Director **or officer, as applicable**. ~~Any amendment, repeal or modification of this Paragraph F will be prospective only and will not adversely affect any limitation, right or protection of a Ddirector or officer of the Company existing at the time of such amendment, repeal or modification.~~

G.   In addition to the powers and authority herein before or by statute expressly conferred upon them, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company, subject, nevertheless, to the provisions of the statutes of Delaware, this **Amended and** Restated Certificate of Incorporation, and any By-laws adopted by the stockholders; provided, however, that no By-laws hereafter adopted by the stockholders shall invalidate any prior act of the Directors which would have been valid if such By-laws had not been adopted.

H.   Any action, except election of Directors, which may be taken by the vote of stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, provided, that if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required.

I.   Subject to the terms of any series of Preferred Stock or any other securities of the Company, special meetings of stockholders of the Company may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors or as otherwise provided in the By-laws of the Company.

J.   No amendment to the **Amended and** Restated Certificate of Incorporation of the Company shall amend, alter, change, or repeal any provision of this Article FIFTH unless the amendment affecting such amendment, alteration, change, or repeal shall have received the affirmative vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company generally entitled to vote in the election of Directors, considered for purposes of this Article FIFTH as one class.

SIXTH: A. Except to the extent prohibited by law, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including without limitation the vote required for any action by the Board of Directors, and that from time to time shall affect the Directors' power to manage the business and affairs of the Company; and no By-law shall be adopted by stockholders which shall impair or impede the implementation of the foregoing.

B.   The Board of Directors shall have the power to make, alter, amend, change, add to or repeal the By-laws of the Company. The Board of Directors may amend the By-laws of the Company upon the affirmative vote of the number of Directors which shall constitute, under the terms of the By-laws, the action of the Board of Directors.

SEVENTH: Except as set forth below, the affirmative vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company, generally entitled to vote in elections of Directors, considered for the purposes of this Article SEVENTH as one class, shall be required (a) for the adoption of any agreement for the merger or consolidation of the Company with or into any other corporation, or (b) to authorize any sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any assets (except assets having an aggregate fair market value of less than $6,000,000) of, any other corporation, person or other entity, if, in either case, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon such other corporation, person or entity is the beneficial owner, directly or indirectly, of more than five percent of the voting power of all shares of outstanding stock of the Company **generally** entitled to vote in elections of Directors considered for the purposes of this Article SEVENTH as one class. Such affirmative vote shall be in addition to the vote of the holders of the stock of the Company otherwise required by law or any agreement between the Company and any national securities exchange.

For the purpose, but only for the purpose, of determining whether a person, corporation, or other entity is "the beneficial owner, directly or indirectly, of more than five percent of the voting power of all shares of outstanding stock of the Company generally entitled to vote in elections of Directors," (x) any corporation, person or other entity shall be deemed to be the beneficial owner of any shares of stock of the Company (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, and whether for or without the payment of any consideration therefor, or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i), above), by any other corporation, person or entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, or disposing of stock of the Company, or which is its "affiliate" or "associate" (as defined below), and (y) the outstanding shares of any class of stock of the Company shall include shares deemed owned through application of clause (i), as if all such acquisitions had been effected, and clause (ii) above.

The Board of Directors shall have the power and duty to determine for the purposes of this Article SEVENTH on the basis of information known to the Company, whether (i) such other corporation, person or other entity beneficially owns more than five percent of the voting power of all shares of outstanding stock of the Company entitled to vote in elections of Directors, (ii) a corporation, person or entity is an "affiliate" or "associate" (as defined below) of another, (iii) the assets being acquired by the corporation, or any subsidiary thereof, have an aggregate fair market value of less than $6,000,000 and (iv) the memorandum of understanding referred to below is substantially consistent with the transaction covered thereby. Any such determination shall be conclusive and binding for all purposes of this Article SEVENTH.

The provisions of this Article SEVENTH shall not be applicable to (i) any merger or consolidation of the Company with or into any other corporation, or any sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any assets of, any corporation if the Board of Directors of the Company shall by resolution have approved a memorandum of understanding with such other corporation with respect to and substantially consistent with such transaction, prior to the time that such other corporation shall have become a holder of more than five percent of the voting power of all shares of outstanding stock of the Company entitled to vote in elections of Directors; or (ii) any merger or consolidation of the Company with, or any sale or lease to the Company or any subsidiary thereof of any of the assets of, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of Directors is owned of record or beneficially by the Company and/or its subsidiaries.

For purposes of this Article SEVENTH the following terms shall have the following meanings:

AFFILIATE. An "affiliate" of, or a person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ASSOCIATE. The term "associate" used to indicate a relationship with any person, means (l) any corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of any corporation or organization, or any parent or subsidiary of any corporation or organization, of which such person is an affiliate or associate.

No amendment to this **Amended and** Restated Certificate of Incorporation shall amend, alter, change or repeal any of the provisions of this Article SEVENTH, unless the amendment affecting such amendment, alteration, change or repeal shall receive the affirmative vote of the holders of 75 percent of the voting power of all shares of outstanding stock of the Company generally entitled to vote in elections of Directors, considered for the purpose of this Article SEVENTH as one class.

EIGHTH: When considering a merger, consolidation, business ~~corporation~~ **combination** or similar transaction, the Board of Directors, committees of the Board, individual Directors and individual officers may, in considering the best interests of the Company and its stockholders, consider the effects of any such transaction upon the employees, customers and suppliers of the Company, and upon communities and states and other political entities in which offices, plants or other facilities of the Company or any of its subsidiaries are located.

NINTH: Subject to the provisions of this **Amended and** Restated Certificate of Incorporation, the Company reserves the right to amend, alter, change or repeal any provision contained in this **Amended and** Restated Certificate of Incorporation, in the manner now or thereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

~~4. This Restated Certificate of Incorporation was duly adopted by the Board of Directors in accordance with Section 245 of the General Corporation Law of the State of Delaware.~~

IN WITNESS WHEREOF, ~~said~~ The Williams Companies, Inc. has caused this **Amended and** Restated Certificate of Incorporation to be signed by a duly authorized officer ~~James J. Bender, its Senior Vice President and General Counsel, and attested by La Fleur Browne, its Secretary,_____~~ this ~~25th~~ _____ day of ~~May~~ ____, ~~2010~~ _____.

THE WILLIAMS COMPANIES, INC.

By: ~~James J. Bender~~ _____

Name: ~~James J. Bender~~

Title ~~Senior Vice President and General Counsel~~

~~ATTEST:~~

~~By: La Fleur Browne~~

~~La Fleur Browne~~
~~Secretary~~

~~– 25 –~~

Exhibit I

Certificate of Designations of Series B Preferred Stock of The Williams Companies, Inc.

**CERTIFICATE OF DESIGNATIONS
OF SERIES B PREFERRED STOCK OF
THE WILLIAMS COMPANIES, INC.**

(PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE)

The undersigned officers of THE WILLIAMS COMPANIES, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, certify that pursuant to the authority contained in the Amended and Restated Certificate of Incorporation of the Corporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation duly approved and adopted on July 11, 2018 the following resolution, which resolution remains in full force and effect on the Original Issue Date:

RESOLVED, that the Board of Directors hereby creates, authorizes, and provides for the issuance of shares of a new series of Preferred Stock (as such term is used in the Corporation's Certificate of Incorporation) out of the unissued shares of such Preferred Stock, and that the designation and number of shares thereof, the powers, preferences, and relative, participating, optional or other rights of such shares and the qualifications, limitations, and restrictions thereof, are as follows:

Section 1 Designation and Amount. Thirty-five thousand (35,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as "Series B Non-Voting Perpetual Preferred Stock", par value $1.00 per share (the "**Series B Preferred Stock**"), with such powers, designations, preferences and relative, participating, optional or other rights and qualifications, limitations, or restrictions thereof, as are stated and expressed herein. Such number of shares may be increased or decreased only in accordance with Section 5(B); *provided*, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than that of the shares of Series B Preferred Stock then outstanding plus the number of shares of Series B Preferred Stock reserved for issuance upon the exercise of any outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into shares of Series B Preferred Stock.

Section 2 Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank: (i) on a parity with each class or series of capital stock of the Corporation the terms of which expressly provide that such class or series will rank *pari passu* with the Series B Preferred Stock as to dividend rights or rights on liquidation, winding-up and dissolution or the Corporation, as applicable (collectively referred to as "**Parity Securities**"), (ii) senior to the Common Stock and each other class or series of capital stock of the Corporation outstanding or established after the Effective Date by the Corporation the terms of which do not expressly provide that it ranks senior to or *pari passu* with the Series B Preferred Stock as to dividend rights or as to rights on liquidation, winding-up and dissolution of the Corporation, as applicable (collectively referred to as "**Junior Securities**"), and (iii) junior to each other class or series of capital stock of the Corporation outstanding or established after the Effective Date by the Corporation the terms of which expressly provide that it ranks senior to the Series B Preferred Stock as to dividend rights or as to rights on liquidation, winding-up and dissolution of the Corporation, as applicable (collectively referred to as "**Senior Securities**").

Section 3 Definitions. The following terms are used in this Certificate of Designations as defined below:

(A) "**Acquiror Common Stock**" has the meaning set forth in Section 9.

(B) "**Affiliate**" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "**control**" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(C) "**Board of Directors**" means the board of directors of the Corporation.

(D) "**Business Day**" means any day other than a Saturday, Sunday or any other day on which banks in the State of New York are generally required or authorized by law to be closed.

(E) "**Certificate of Designations**" means this Certificate of Designations of Series B Preferred Stock.

(F) "**Certificate of Incorporation**" means the Amended and Restated Certificate of Incorporation of the Corporation, as may be amended from time to time.

(G) "**Commission**" means the Securities and Exchange Commission.

(H) "**Common Stock**" means the Corporation's Common Stock, par value $1.00 per share.

(I) "**Common Stock Equivalents**" has the meaning set forth in Section 11(C)(ii).

(J) "**Conversion Date**" has the meaning set forth in Section 11(B).

(K) "**Conversion Ratio**" has the meaning set forth in Section 11(A).

(L) "**Conversion Shares**" means, collectively, the shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock in accordance with the terms hereof.

(M) "**Corporation**" means The Williams Companies, Inc.

(N) "**Deficiency Notice**" has the meaning set forth in Section 11(C)(ii).

(O) "**Dividend Period**" has the meaning set forth in Section 4(A).

(P) "**DTC**" has the meaning set forth in Section 11(B).

(Q) "**DWAC Delivery**" has the meaning set forth in Section 11(B).

(R) "**Effective Date**" has the meaning set forth in Section 17.

(S) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(T) "**Foundation**" means The Williams Companies Foundation, Inc., an Oklahoma corporation.

(U) "**Holder**" means the Person in whose name the shares of Series B Preferred Stock are registered, which may be treated by the Corporation as the absolute owner of the shares of Series B Preferred Stock for the purpose of making payment and settling conversions and for all other purposes.

(V) "**Junior Securities**" has the meaning set forth in Section 2.

(W) "**Liquidation Preference**" means $1,000 per share (as shall be appropriately adjusted for any stock split, stock dividend, reverse stock split, reclassification or other similar transaction).

(X) "**Notice of Conversion**" has the meaning set forth in Section 11(B).

(Y) "**Original Issue Date**" means the date on which shares of Series B Preferred Stock are first issued.

(Z) "**Parity Securities**" has the meaning set forth in Section 2.

(AA) "**Person**" or "**person**" shall mean any individual, firm, partnership, limited liability company, corporation, trust, joint venture, unincorporated organization or other entity, including any successor (by merger or otherwise) of such entity.

(BB) "**Quarterly Dividend Payment Date**" has the meaning set forth in Section 4(A).

(CC) "**Record Date**" has the meaning set forth in Section 4(C).

(DD) "**Redemption Date**" shall mean, in the case of any redemption of any shares of Series B Preferred Stock, the date fixed for redemption of such shares.

(EE) "**Reorganization**" has the meaning set forth in Section 9.

(FF) "**Reserved Shares**" has the meaning set forth in Section 11(C)(ii).

(GG) "**Securities Act**" means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

(HH) "**Senior Securities**" has the meaning set forth in Section 2.

(II) "**Series B Preferred Stock**" has the meaning set forth in Section 1.

(JJ) "**Share Delivery Date**" has the meaning set forth in Section 11(C)(i).

(KK) "**Share Dilution Amount**" has the meaning set forth in Section 4(E).

(LL) "**Subsidiary**" with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(MM) "**Surviving Entity**" has the meaning set forth in Section 9.

(NN) "**Trading Day**" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if the applicable security is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which such security is then listed or, if such security is not listed on a national or regional securities exchange, on the principal other market on which such security is then traded. If the applicable security is not so listed or traded, "**Trading Day**" shall mean a Business Day.

(OO) "**Transfer**" means any direct or indirect sale, exchange, transfer, encumbrance, redemption, gift, pledge, hypothecation, assignment, usufruct or other disposition (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law) of any shares of Series B Preferred Stock or any interest (legal or beneficial) therein.

(PP) "**Ultimate Parent**" has the meaning set forth in Section 9.

(QQ) "**VWAP**" per share of any security on any Trading Day means the per share volume-weighted average price of such security as reported by Bloomberg Financial L.P. (or its equivalent successor if not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose. The "**average VWAP**" means the average of the VWAP for each Trading Day in the relevant period.

(RR) "**Withdrawal Notice**" has the meaning set forth in Section 11(C)(ii).

Section 4 Dividends and Distributions.

(A) Dividends on the shares of Series B Preferred Stock will not be mandatory. Subject to the prior payment in full of the preferential amounts to which any Senior Securities are entitled with respect to dividends, Holders of shares of Series B Preferred Stock shall be entitled to receive on each share of Series B Preferred Stock, when, as and only if declared by the Board of Directors (or any duly authorized committee of the Board of Directors) out of funds legally available for the purpose, non-cumulative cash dividends with respect to any Dividend Period (as defined below) at a rate of 7.25% per annum on the Liquidation Preference per share of Series B Preferred Stock. Such dividends, when, as and only if declared by the Board of Directors, shall be payable quarterly in arrears on the 15th day of March, June, September and December, (each such date being referred to herein as a "**Quarterly Dividend Payment Date**"), commencing with the first such Quarterly Dividend Payment Date to occur at least twenty (20) calendar days after the Original Issue Date. In the event that any Quarterly Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date (if any) will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Quarterly Dividend Payment Date to, but excluding, the next Quarterly Dividend Payment Date is a "**Dividend Period**", provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the first Quarterly Dividend Payment Date.

(B) The amount of dividends payable on the shares of Series B Preferred Stock on any date with respect to any Dividend Period, and for the initial Dividend Period, in each case if so declared, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

(C) Each dividend will be payable to Holders on the date and time fixed by the Board of Directors (or any duly authorized committee of the Board of Directors), which date and time shall be not more than 60 calendar days prior to such Quarterly Dividend Payment Date (the "**Record Date**"). Any such day that is a Record Date shall be a Record Date whether or not such day is a Business Day.

(D) Dividends on the shares of Series B Preferred Stock shall not be cumulative. Holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends not declared by the Board of Directors (or any duly authorized committee of the Board of Directors), and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared. If the Board of Directors (or any duly authorized committee of the Board of Directors) does not declare a dividend on the shares of Series B Preferred Stock to be payable in respect of any Dividend Period before the related Quarterly Dividend Payment Date, such dividend will not accrue and the Corporation will have no obligation to pay a dividend for that Dividend Period on the Quarterly Dividend Payment Date or at any future time, whether or not dividends on the shares of Series B Preferred Stock are declared for any future Dividend Period.

(E) Except as otherwise provided in this Section 4(E), so long as any shares of Series B Preferred Stock are outstanding, no dividends shall be declared, paid, or set aside for payment on shares of Common Stock or any other Junior Securities (other than dividends payable solely in shares of, or options, warrants or rights to subscribe for or purchase, Junior Securities) or any Parity Securities, and no Common Stock, other Junior Securities or Parity Securities shall be, directly or indirectly purchased, redeemed or otherwise acquired by the Corporation or any of its Subsidiaries, in each case, during any fiscal quarter, unless a dividend has been declared by the Board of Directors on the shares of Series B Preferred Stock during such fiscal quarter for the latest completed Dividend Period in accordance with Section 4(A) above and any such declared but unpaid dividend on the shares of Series B Preferred Stock is contemporaneously paid in full (or a sum sufficient for the payment thereof has been set aside). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Securities in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, *provided* that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) any dividends of rights or shares of Junior Securities or Parity Securities in connection with a stockholders' rights plan or any redemption or repurchase of rights pursuant to any stockholders' rights plan; (iii) the direct or indirect acquisition by the Corporation or any of its Subsidiaries of record ownership of shares of Junior Securities or Parity Securities for the beneficial ownership of any other persons (other than the Corporation or any of its Subsidiaries), including as trustees or custodians; (iv) the exchange or conversion of shares of Junior Securities for or into other shares of Junior Securities or of Parity Securities for or into shares of other Parity Securities (with the same or lesser aggregate liquidation amount) or Junior Securities or (v) the purchase or other acquisition for consideration of any shares of Series B Preferred Stock or any Parity Securities in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes. "**Share Dilution Amount**" means the increase in the number of diluted shares of Common Stock outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation's consolidated financial statements most recently filed with the Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

(F) Declared and unpaid dividends on the shares of Series B Preferred Stock shall not bear interest. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total of such dividends at the time declared and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

(G) Holders of shares of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the shares of Series B Preferred Stock as specified in this Section 4.

Section 5 No Voting Rights.

(A) Except as otherwise provided in Section 5(B), the Holders of shares of Series B Preferred Stock will not have any voting rights, including the right to elect any directors, and their consent shall not be required for taking any corporate action, in each case, except as required by applicable law.

(B) Notwithstanding anything in Section 5(A) to the contrary, so long as any shares of Series B Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly or through merger or consolidation with any other corporation or other entity, without the affirmative vote at a meeting or the written consent of the Holders of a majority of the shares of Series B Preferred Stock then outstanding, voting or consenting together as a separate class, (i) increase or decrease the aggregate number of authorized shares of Series B Preferred Stock or (ii) amend, alter or change any of the provisions of this Certificate of Designations or the Corporation's Certificate of Incorporation, in either case, so as to affect adversely the powers, preferences, or special rights of the shares of Series B Preferred Stock.

Section 6 Reacquired Shares. Any shares of Series B Preferred Stock purchased, redeemed, or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock undesignated as to series and issuable in accordance with the Corporation's Certificate of Incorporation and applicable law.

Section 7 Liquidation, Dissolution or Winding Up.

(A) Subject to the prior payment in full of the preferential amounts to which any Senior Securities as to rights on liquidation, winding-up and dissolution of the Corporation are entitled, in the event the Corporation voluntarily or involuntarily liquidates, dissolves, or winds up, the Holders of shares of Series B Preferred Stock then outstanding shall be entitled to receive, after all debts, liabilities, and obligations of the Corporation have been paid, satisfied or discharged or adequate provision for the payment and discharge thereof shall otherwise be made, an amount in cash or in-kind, as determined by the Board of Directors, or a combination thereof, per share equal to the Liquidation Preference per share of Series B Preferred Stock, plus an amount equal to any declared and unpaid dividends thereon, out of assets legally available for distribution to the Corporation's stockholders, which amounts shall be in preference to any amount payable to shares of Junior Securities. The Holders of shares of Series B Preferred Stock shall be entitled to no other or further distribution of or participation in any remaining assets of the Corporation after receiving in full the amount set forth in the immediately preceding sentence. The Corporation shall notify each Holder of the amount it has calculated as the Liquidation Preference per share of Series B Preferred Stock and any amount to be paid with respect to declared and unpaid dividends by first-class mail, postage prepaid, addressed to the Holders at their respective last addresses appearing on the books of the Corporation. Such mailing shall be made not later than five Business Days before the first liquidating distribution is made on shares of Series B Preferred Stock.

(B) In the event the assets of the Corporation available for distribution to stockholders upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on any shares of Parity Securities, Holders of shares of Series B Preferred Stock and the holders of such shares of Parity Securities shall share ratably in any distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(C) The Corporation's consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Corporation, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the Corporation's property or business will not constitute a liquidation, dissolution or winding- of up of the Corporation for purposes of this Section 7.

Section 8 Maturity. The shares of Series B Preferred Stock shall be perpetual unless redeemed or converted in accordance with this Certificate of Designations.

Section 9 Consolidation, Merger, etc. If the Corporation shall enter into any consolidation, merger, combination or any similar transaction (any such transaction, a "**Reorganization**") in which (A) the outstanding shares of Common Stock are exchanged for or converted into other stock, securities, cash and/or any other property and (B) an entity other than the Corporation is the surviving entity (the "**Surviving Entity**"), or the Corporation becomes, or the Surviving Entity is, a Subsidiary of another entity (the "**Ultimate Parent**"), then, except as provided below, at the sole option of the Corporation and without any action or consent on the part of any Holder, in any such Reorganization (and any agreements entered into in order to effect such Reorganization shall provide that) each outstanding share of Series B Preferred Stock shall be converted into one of the following: (i) the right to receive a "mirror" preferred share or equivalent equity security of the Surviving Entity or of the Ultimate Parent (as applicable, the "**Acquiror Preferred Stock**") (with substantially the same powers, designations, preferences and relative, participating, optional or other rights and qualifications, limitations, or restrictions thereof, as the Series B Preferred Stock, but with references to the "Corporation" meaning the Surviving Entity or the Ultimate Parent, as the case may be, and references to "Common Stock" meaning the Acquiror Common Stock), with such voting rights as shall be determined by the Corporation in its sole discretion, (ii) the right to receive a number of shares of common stock (or an equivalent equity interest) of the Surviving Entity or the Ultimate Parent, as applicable (the "**Acquiror Common Stock**"), equal to (x) $1,000, plus the per share amount of any declared and unpaid dividends on the shares of Series B Preferred Stock divided by (y) the average VWAP of a share of Acquiror Common Stock for the ten (10) Trading Days prior to the closing date of the Reorganization or (iii) the right to receive an amount equal to (x) the consideration payable per share of Common Stock in such Reorganization multiplied by (y) the Conversion Ratio (as defined below), assuming the Conversion Date is the date that is five Business Days prior to the closing of the Reorganization; *provided* that, notwithstanding the foregoing, if the Foundation holds any shares of Series B Preferred Stock at the time of such Reorganization, each outstanding share of Series B Preferred Stock shall be converted into, at the sole option of the Corporation and without any action or consent on the part of any Holder, the right to receive (a) shares of Acquiror Preferred Stock or Acquiror Common Stock with a fair market value (such fair market value to be determined by a third-party appraiser selected by the Corporation, subject to the Foundation's approval, which such approval shall not be unreasonably withheld or delayed) equivalent to, or (b) cash in an amount equal to, in each case the greater of (1) $1,000 per share, plus the per share amount of any declared and unpaid dividends on the shares of Series B Preferred Stock and (2) the fair market value of a share of Series B Preferred Stock as determined by a third-party appraiser selected by the Corporation, subject to the Foundation's approval, which such approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, in the event that the Corporation becomes a Subsidiary of the Ultimate Parent as a result of a Reorganization, the Corporation may elect to leave the shares of Series B Preferred Stock outstanding as the Series B Preferred Stock of the Corporation.

Section 10 Redemption at the Option of the Corporation.

(A) <u>Optional Redemption</u>. At any time on or after the tenth anniversary of the Original Issue Date, the Corporation at its option may redeem the outstanding shares of Series B Preferred Stock in whole (but not in part), at a price per share equal to $1,000, plus the per share amount of any declared and unpaid dividends thereon, payable in cash out of funds legally available therefor; *provided* that if any shares of Series B Preferred Stock are held by the Foundation at the time of such redemption, the price for redemption of each share of Series B Preferred Stock shall be the greater of (i) $1,000 per share, plus the per share amount of any declared and unpaid dividends thereon and (ii) the then-fair market value of a share of Series B Preferred Stock as determined by a third-party appraiser selected by the Corporation, subject to the Foundation's approval, which such approval shall not be unreasonably withheld or delayed.

(B) <u>Notice and Effectiveness of Redemption</u>.

(i) If the Corporation shall elect to redeem the shares of Series B Preferred Stock pursuant to this Section 10, notice of such election to redeem shall be given to each Holder of shares of Series B Preferred Stock. Neither the failure to mail any notice required by this paragraph, nor any defect therein or in the mailing thereof to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other Holders. Such redemption notice shall be given to each such Holder not less than 30 calendar days and not more than 60 calendar days before the scheduled Redemption Date.

(ii) Each such notice shall state, as appropriate: (1) the Redemption Date established by the Corporation; (2) the place or places at which certificates (if any) for such shares are to be surrendered for cash (and instructions for delivery); and (3) the redemption price payable on such Redemption Date calculated in accordance with Section 10(A).

(iii) Notice having been provided as set forth in Section 10(B)(ii) above, from and after the Redemption Date (unless the Corporation shall fail to pay the redemption price or otherwise irrevocably deposit or set aside a sum sufficient to pay the redemption price for the shares of Series B Preferred Stock), (1) said shares shall no longer be deemed to be outstanding, and (2) all rights of the Holders thereof as Holders of shares of Series B Preferred Stock shall cease and terminate (except the right to receive the cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required); *provided*, *however*, that if the Redemption Date for any shares of Series B Preferred Stock occurs after any Record Date and on or prior to the related Quarterly Dividend Payment Date (to the extent a dividend is declared by the Board of Directors or any duly authorized committee of the Board of Directors), the full dividend declared and payable on such Quarterly Dividend Payment Date (if any) in respect of such shares of Series B Preferred Stock called for redemption shall be payable on such Quarterly Dividend Payment Date to the Holders entitled thereto notwithstanding the prior redemption of such shares, and shall not be payable as part of the redemption price for such shares. The Corporation's obligation to make available the cash necessary to effect the redemption in accordance with the preceding sentence shall be deemed fulfilled if, on or before the applicable Redemption Date, the Corporation shall irrevocably deposit in trust with a bank or trust company (which may not be an Affiliate of the Corporation) that has, or is an Affiliate of a bank or trust company that has, a capital and surplus of at least $250,000,000, such amount of cash as is necessary for such redemption, plus, if such Redemption Date occurs after any Record Date and on or prior to the related Quarterly Dividend Payment Date (to the extent a dividend is declared by the Board of Directors or any duly authorized committee of the Board of Directors), such amount of cash as is necessary to pay the dividend payable on such Quarterly Dividend Payment Date in respect of such shares of Series B Preferred Stock called for redemption, with irrevocable instructions that such cash be applied to the redemption of the shares of Series B Preferred Stock so called for redemption and, if applicable, the payment of such dividend. No interest shall accrue for the benefit of the Holders of shares of Series B Preferred Stock to be redeemed on any cash so set aside by the Corporation.

(iv) Subject to applicable abandoned property, escheat, or similar law, any such cash unclaimed at the end of two years from the Redemption Date shall revert to the general funds of the Corporation, after which reversion the Holders of shares of Series B Preferred Stock so called for redemption shall look only to the general funds of the Corporation for the payment of such cash. The Corporation shall not be liable to any Holder of shares of Series B Preferred Stock for any redemption proceeds or other amount duly delivered to a public official pursuant to applicable abandoned property, escheat, or similar law.

(C) Certificated Shares. If the shares of Series B Preferred Stock are certificated, then, as promptly as practicable after the surrender in accordance with such notice of the certificates for any such shares of Series B Preferred Stock to be so redeemed, properly endorsed or assigned for transfer (if the Corporation shall so require and the notice shall so state), such certificates shall be exchanged for cash (without interest thereon) for which such shares have been redeemed in accordance with such notice.

(D) No Sinking Fund. The shares of Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of shares of Series B Preferred Stock will have no right to require redemption or repurchase of any shares of Series B Preferred Stock.

Section 11 Conversion at the Option of Holder.

(A) Conversion. On or after the tenth anniversary of the Original Issue Date, each share of Series B Preferred Stock shall be convertible, at any time and from time to time from and after such date, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio in effect on the applicable Conversion Date (subject to Section 11(C)(ii)); *provided* that no shares of Series B Preferred Stock may be converted into Common Stock (or Common Stock Equivalents) at any time that any shares of Series B Preferred Stock are held by the Foundation. The "**Conversion Ratio**" for each share of Series B Preferred Stock shall be equal to (i) $1,000 per share, plus the per share amount of any declared and unpaid dividends thereon as of the Conversion Date, divided by (ii) the greater of (a) the average VWAP per share of the Common Stock during the ten (10) Trading Days preceding the Conversion Date and (b) $27.17 (as shall be appropriately adjusted for any stock split, stock dividend, reverse stock split, reclassification or other similar transaction with respect to the Common Stock).

(B) Conversion Notice. A Holder of shares of Series B Preferred Stock shall effect a conversion by providing the Corporation with the form of conversion notice (via overnight courier, facsimile or email) attached hereto as **Annex A** (a "**Notice of Conversion**"), duly completed and executed. For purposes of clarification, the Corporation or its transfer agent shall not require a Holder of shares of Series B Preferred Stock to obtain a medallion guaranty, notary attestation or any similar deliverable in order to effectuate the conversion of all or a portion of such Holder's shares of Series B Preferred Stock. The Notice of Conversion must specify at least a number of shares of Series B Preferred Stock to be converted equal to the lesser of (x) 100 shares and (y) the number of shares of Series B Preferred Stock then held by the Holder. Provided the Corporation's Common Stock transfer agent is participating in the Depository Trust Company ("**DTC**") Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder's election, whether the applicable Conversion Shares shall be credited to the account of the Holder's prime broker with DTC through its Deposit Withdrawal Agent Commission system (a "**DWAC Delivery**"). The date on which a conversion of shares of Series B Preferred Stock shall be deemed effective (the "**Conversion Date**") shall be the Trading Day that the Notice of Conversion, completed and executed, and a copy of the original certificate(s) representing such shares of Series B Preferred Stock being converted, are sent (via overnight courier, facsimile or email) to, and received during regular business hours by, the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

(C) Mechanics of Conversion.

(i) Delivery of Certificate or Electronic Issuance Upon Conversion. Not later than three (3) Trading Days after the applicable Conversion Date, or, if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series B Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the "**Share Delivery Date**"), the Corporation shall: (a) deliver, or cause to be delivered to the converting Holder a physical certificate or certificates representing the number of shares of Common Stock into which such shares of Series B Preferred Stock have been converted, or (b) in the case of a DWAC Delivery, cause to be electronically transferred such Conversion Shares by crediting the account of the Holder's prime broker with DTC through its DWAC system. In the event less than all of the shares of Series B Preferred Stock represented by any one certificate are to be converted, then upon surrender of such certificate in accordance with this Section 11, the Corporation shall also issue and deliver to the holder of such certificate a new certificate representing the shares of Series B Preferred Stock not so converted. Until surrendered in accordance with this Section 11, any certificate or certificates that, immediately prior to the Conversion Date, represented shares of Series B Preferred Stock shall, from and after such Conversion Date, represent only (i) the number of shares of Common Stock into which such shares of Series B Preferred Stock have been converted without any further action on the part of any Holder or the Corporation, and (ii) in the event less than all of the shares of Series B Preferred Stock represented by a certificate have not been so converted, then such certificate shall also represent the shares of Series B Preferred Stock that have not been so converted.

(ii) Reservation of Shares Issuable Upon Conversion. The Corporation has reserved, solely for the purpose of providing for conversion of shares of Series B Preferred Stock, one million, two hundred and eighty-eight thousand, one hundred and eighty-six (1,288,186) shares (as shall be appropriately adjusted for any stock split, stock dividend, reverse stock split, reclassification or other similar transaction) of Common Stock (the "**Reserved Shares**") out of its authorized but unissued shares of Common Stock, and such Reserved Shares shall be used for no purpose other than providing for conversion of shares of Series B Preferred Stock.

(iii) Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of shares of Series B Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to receive upon such conversion, the Corporation shall pay an amount in cash in lieu of such fractional share equal to such fraction multiplied by the average VWAP per share of the Common Stock during the ten (10) Trading Days preceding the Conversion Date.

(iv) Transfer Taxes. The issuance and delivery of certificates for shares of Common Stock upon conversion of shares of Series B Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect or the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder(s) of such shares of Series B Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(D) Status as Stockholder. Upon each Conversion Date (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time): (i) the shares of Series B Preferred Stock being converted on the Conversion Date shall automatically be converted into shares of Common Stock; and (ii) the Holder's rights as a holder of such converted shares of Series B Preferred Stock shall cease and terminate, except only the right to receive the shares of Common Stock into which such shares of Series B Preferred Stock have been converted in accordance with this Section 11, and, upon surrender of any certificate or certificates of such Holder (or lost certificate affidavit and agreement) therefore, to receive the certificate or certificates or electronic delivery of such shares of Common Stock as set forth in this Section 11.

Section 12 Fractional Shares. Except as provided in Section 11(C)(iv), the shares of Series B Preferred Stock may be issued in fractions of a share which shall entitle the Holder, in proportion to such Holder's fractional shares, to exercise the limited voting rights set forth in this Certificate of Designations, receive dividends, participate in distributions and to have the benefit of all other rights of Holders of shares of Series B Preferred Stock.

Section 13 Transfer. A Holder of shares of Series B Preferred Stock may only Transfer such Holder's shares of Series B Preferred Stock (i) to the Corporation or any Subsidiary of the Corporation or (ii) otherwise in a transaction pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws, subject to compliance with the other requirements of this Certificate of Designation, including this Section 13 and the terms and conditions of the legend set forth in Section 14 below; *provided* that in no event shall such Transfer be made if such Transfer, or such Transfer together with any other Transfers, would result in the Corporation being required to register the Series B Preferred Stock under Section 12 of the Exchange Act or would otherwise trigger or subject the Corporation, or any Subsidiary or other Affiliate of the Corporation, to the registration requirements of the Exchange Act with respect to the Series B Preferred Stock.

Section 14 Legend.

(A) Each certificate representing shares of Series B Preferred Stock shall bear the following legend:

THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK AND THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION (AS EACH MAY BE AMENDED FROM TIME TO TIME). THE TERMS OF THE CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK AND THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION (AS EACH MAY BE AMENDED FROM TIME TO TIME) ARE HEREBY INCORPORATED HEREIN BY REFERENCE.

Holders of shares of Series B Preferred Stock in book-entry form shall be sent a notice including a statement in substantially the form of the foregoing.

(B) In addition to the legend required by Section 14(A), each certificate representing shares of Series B Preferred Stock shall bear the following legend, unless such share has been Transferred pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such Transfer) or Transferred pursuant to Rule 144 under the Securities Act or any similar provision then in force (subject to the documentation requirements set forth in the legend below), or unless otherwise agreed by the Corporation in writing, with written notice thereof to the transfer agent for the Series B Preferred Stock:

THE SHARES OF SERIES B PREFERRED STOCK (OR THEIR PREDECESSORS) EVIDENCED HEREBY WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"). THE SHARES OF SERIES B PREFERRED STOCK, AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES B PREFERRED STOCK, HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS.

ACCORDINGLY, THE SHARES OF SERIES B PREFERRED STOCK EVIDENCED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (I) TO THE CORPORATION OR ANY SUBSIDIARY (AS DEFINED IN THE CERTIFICATE OF

DESIGNATIONS OF SERIES B PREFERRED STOCK OF THE CORPORATION) THEREOF, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OR (IV) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT, IN THE CASE OF CLAUSES (III) AND (IV), TO THE RIGHTS OF THE ISSUER PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER FROM THE TRANSFEROR AND/OR TRANSFEREE RELATING TO COMPLIANCE WITH SUCH TRANSFER RESTRICTIONS; PROVIDED THAT IN NO EVENT MAY ANY TRANSFER OF ANY SHARES OF SERIES B PREFERRED STOCK BE MADE IF SUCH TRANSFER, OR SUCH TRANSFER TOGETHER WITH ANY OTHER TRANSFERS, WOULD RESULT IN THE ISSUER BEING REQUIRED TO REGISTER THE SERIES B PREFERRED STOCK UNDER SECTION 12 OF THE EXCHANGE ACT OR OTHERWISE TRIGGER OR SUBJECT THE ISSUER, OR ANY SUBSIDIARY OR OTHER AFFILIATE OF THE ISSUER, TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO THE SERIES B PREFERRED STOCK.

(C) Each certificate representing shares of Common Stock issued upon conversion of a share of Series B Preferred Stock shall bear the following legend, unless such share has been Transferred pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such Transfer) or Transferred pursuant to Rule 144 under the Securities Act or any similar provision then in force (subject to the documentation requirements set forth in the legend below), or unless otherwise agreed by the Corporation in writing, with written notice thereof to the transfer agent for the Common Stock.

THE SHARES OF COMMON STOCK (OR THEIR PREDECESSORS) EVIDENCED HEREBY WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS.

ACCORDINGLY, THE SHARES OF COMMON STOCK EVIDENCED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (I) TO THE CORPORATION OR ANY SUBSIDIARY (AS DEFINED IN THE CERTIFICATE OF DESIGNATIONS OF SERIES B PREFERRED STOCK OF THE CORPORATION) THEREOF, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OR (IV) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT, IN THE CASE OF CLAUSES (III) AND (IV), TO THE RIGHTS OF THE ISSUER PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER FROM THE TRANSFEROR AND/OR TRANSFEREE RELATING TO COMPLIANCE WITH SUCH TRANSFER RESTRICTIONS.

Section 15 No Preemptive Rights. No share of Series B Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options may be designated, issued or granted.

Section 16 Other Rights. The shares of Series B Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional or other rights or qualifications, limitations, or restrictions thereof, other than as set forth herein or as provided by applicable law.

Section 17 Effective Date. This Certificate of Designations shall be effective at 8:00 A.M. Eastern Standard Time, on July 13, 2018 (the "**Effective Date**").

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